

Notice of 2019 Annual Meeting and Proxy Statement

What's Inside

Letter from Independent Directors to Stockholders

Information on Five Voting Issues

    Election of Directors

    Advisory Vote on Compensation

    Approval of 2019 Equity Incentive Plan

    Ratification of External Auditor

    Stockholder Proposal

        Reporting Political Contributions

Letter from Independent Directors to Stockholders



The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062

April 8, 2019

Fellow Stockholders,

Thank you for trusting us to oversee the long-term prosperity of Allstate. We are committed to operating with transparency and use this letter to communicate the Board's major initiatives in 2018.

Governance and Stewardship

Investor Engagement Over the last year, we reached out to stockholders representing almost 40% of Allstate's outstanding shares and discussed governance and sustainability topics, including Allstate's political contributions disclosures. Allstate currently issues an annual report on political involvement that lists political expenditures by category and the largest recipients. Last year, a stockholder proposal requiring disclosure of additional funding details for trade associations and political candidates did not receive majority support from stockholders, but we decided to enhance our governance as shown on the right.

In response to our investor engagement, governance enhancements include:

▸ The nominating and governance committee will review the political contributions program semi-annually, and

▸ The chief risk officer will provide an annual risk and return assessment of political activities to the full Board, and the results will be reported to stockholders.

Board Effectiveness We evaluate Board performance at every meeting and conduct an evaluation annually. We made several enhancements to our processes and schedule to maximize effectiveness, including:

▸ Utilized additional educational sessions outside of formal Board meetings,

▸ Met in small groups without agendas at every other meeting to share ideas and build stronger working relationships,

▸ Expanded meetings between directors and high performing officers to provide a broader set of perspectives, and

▸ Retained an external consultant to facilitate the annual evaluation and benchmark the Board's performance against peers.

Risk and Return Oversight The full Board has oversight of risk and return given the strong linkage to strategy and operating performance, and our risk and return committee provides additional reviews. Oversight of Allstate's enterprise risk and return program included several enhancements during the year:

▸ Enterprise risk-return principles were expanded to better reflect the risks associated with the non-insurance businesses and the implications of increased use of data and analytics,

▸ Management improved the process to determine economic capital in response to an external review overseen by the risk and return committee last year,

▸ Operational risk oversight was expanded to include integrated enterprise reporting, additional metrics, and linkage to cybersecurity initiatives, and

▸ The audit committee's relationship with an independent cybersecurity advisor was maintained to provide additional capabilities and perspective in this rapidly evolving area.

Strategy

Allstate's Purpose Allstate's strategic goal is to increase its market share in protecting people from life's uncertainties. This year, we oversaw:

▸ Growth in policies in force of 2.4% by the property-liability businesses leading to a $1.5 billion (4.8%) increase in insurance premiums earned,

▸ Greater use of telematics in auto insurance and additional investment in Arity, the telematics platform created by Allstate,

▸ Rapid growth of SquareTrade, which added almost 30 million protection policies,

▸ Initiation of a significant relationship with a transportation network company, increasing diversification into commercial auto insurance, and

▸ Expansion into identity protection with the acquisition of InfoArmor.

Allstate's innovation and success are being noticed as Allstate was:

▸ Named one of the 50 companies changing the world by Fortune for the second consecutive year, and

▸ Ranked as a top 10 innovator amongst 752 companies by The Wall Street Journal/ Drucker Institute.

Sustainability

Human Capital Management and Succession Planning Attracting, developing and retaining top talent is necessary for Allstate to create shareholder value. Talent development and succession planning are discussed quarterly, and the Board meets regularly with senior leaders and reviews:

▸ Survey results that measure culture and employee empowerment, engagement and alignment with corporate strategy,

▸ Investments in employee development,

▸ Allstate agency satisfaction,

▸ Practices to increase the diversity of employees and managers,

▸ Gender and minority equity within compensation programs,

▸ Competitiveness of benefits and compensation packages, and

▸ Opportunities for re-skilling and training employees.

We also work to ensure alignment of our executive compensation program with the long-term interests of stockholders. No significant changes were made to our program in 2018.

Social Responsibility Allstate operates its business and fulfills its role in society by broadly defining its purpose. Allstate believes that businesses serve a broader role in society by serving customers, making a profit, creating jobs, and improving communities. For more information on how we measure up, see Allstate's Prosperity Report.

We welcome your feedback and pledge to continue to independently represent your interests. Thank you for your continued support.

The Board reviews strategic topics at every meeting. This includes strategic initiatives for market-facing businesses and opportunities for growth by creating or acquiring businesses.

KERMIT R. CRAWFORD

MICHAEL L. ESKEW

MARGARET M. KEANE

SIDDHARTH N. (BOBBY) MEHTA

JACQUES P. PEROLD

ANDREA REDMOND

GREGG M. SHERRILL

JUDITH A. SPRIESER

PERRY M. TRAQUINA

Notice of 2019 Annual Meeting of Stockholders

When

Tuesday, May 21, 2019, at 11:00 a.m. Central time. Registration begins at 10:00 a.m.

Where

Allstate, West Plaza Auditorium
3100 Sanders Road
Northbrook, Illinois 60062

How To Vote In Advance

Your vote is important. Please vote as soon as possible by one of the methods shown below. **Make sure to have your proxy card, voting instruction form, or notice of Internet availability in hand and follow the instructions.**


By Telephone:
In the U.S. or Canada, you can vote your shares toll-free by calling 1-800-690-6903.


By Internet:
You can vote your shares online at proxyvote.com.


By Mail:
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.


By Tablet or Smartphone:
You can vote your shares with your tablet or smartphone by scanning the QR code.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 21, 2019

The Notice of 2019 Annual Meeting, Proxy Statement, and 2018 Annual Report and the means to vote by Internet are available at proxyvote.com.

Items of Business

PROPOSAL **1**
Election of 10 directors.

PROPOSAL **2**
Say-on-pay: advisory vote on the compensation of the named executives.

PROPOSAL **3**
Approval of the 2019 Equity Incentive Plan.

PROPOSAL **4**
Ratification of appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2019.

PROPOSAL **5**
Stockholder proposal, if properly presented at the meeting.

In addition, any other business properly presented may be acted upon at the meeting.

Who Can Vote

Holders of Allstate common stock at the close of business on March 22, 2019. Each share of common stock is entitled to one vote for each director position and one vote for each of the other proposals.

Who Can Attend

Stockholders who wish to attend the meeting in person should review page 93.

Date of Mailing

On or about April 8, 2019, these proxy materials and annual report are being mailed or made available to stockholders and to participants in the Allstate 401(k) Savings Plan.

By Order of the Board,

Susan L. Lees

SUSAN L. LEES
SECRETARY
APRIL 8, 2019

Proxy Summary

This summary highlights selected information about the items to be voted on at the annual meeting. It does not contain all of the information that you should consider in deciding how to vote. You should read the entire proxy statement carefully before voting.

| PROPOSAL **1** | **Election of 10 Directors** | ⊙ See **pages 10-15** for further information |

The Board recommends a vote FOR each nominee. ✓

▸ Diverse slate of directors with broad leadership experience; three out of four committee chairs and the independent lead director bring gender or ethnic diversity.

▸ All candidates are highly successful executives with relevant skills and expertise.

▸ Average tenure of 6.5 years, with 9 of 10 directors independent of management.

▸ Industry-leading stockholder engagement program and strong corporate governance practices that receive high corporate governance ratings.

The Director Nominees at a Glance



KERMIT R. CRAWFORD

Former President and Chief Operating Officer of Rite Aid Corporation

Audit Committee Chair

Managed the strategy, performance and operational change of a highly competitive, consumer-focused service business



MICHAEL L. ESKEW

Former Chairman and CEO of United Parcel Service, Inc.

Compensation and Succession Committee Chair

Guided the successful transformation of a global company through the use of digital technologies to more effectively deliver a customer-focused service



MARGARET M. KEANE

President and CEO of Synchrony Financial

Directs the operations and strategy of a financial services business, expanding its focus on e-commerce and mobile capabilities



SIDDHARTH N. MEHTA

Former President and CEO of TransUnion

Risk and Return Committee Chair

Extensive operational and strategic leadership experience in the financial services industry, and expanded global reach through the use of technology and advanced analytics



JACQUES P. PEROLD

Former President of Fidelity Management & Research Company

Led the strategy and operations of one of the world's largest asset management firms in addition to overseeing the firm's investments for its family of mutual funds



ANDREA REDMOND

Former Managing Director of Russell Reynolds Associates Inc.

Nominating and Governance Committee Chair

Expertise in public company succession planning, human capital management, and executive compensation across a wide range of industries, including financial services



GREGG M. SHERRILL

Non-Executive Chair and former Chair and CEO of Tenneco Inc.

Broad operational and strategic leadership experience in the automotive industry, with valuable insights into anticipated transformation of the personal transportation system



JUDITH A. SPRIESER

Former CEO of Transora Inc. and senior executive at Sara Lee Corporation

Lead Independent Director

Wide-ranging operational and leadership experience at technology services and consumer goods companies and significant experience serving on public company boards



PERRY M. TRAQUINA

Former Chairman, CEO, and Managing Partner of Wellington Management Company LLP

Strong financial services and investment management expertise as leader of one of the world's largest global investment management firms



THOMAS J. WILSON

Chair, President, and CEO of The Allstate Corporation

Industry thought leader with a thorough understanding of Allstate's business through holding key leadership roles over a 24-year career at Allstate

INDEPENDENT DIRECTOR TENURE

5.7 years
average independent director tenure



4
Medium-tenured directors (5-10 years)

4
Newer directors (0-4 years)

1
Longer-tenured director (More than 10 years)

BOARD DIVERSITY

50%
diverse



3
Female

2
Ethnically diverse

RELEVANT SKILLS AND EXPERIENCE

90%
Board governance experience

9
Served on other public company boards

90%
Corporate leadership experience

9
Served as a CEO or President

PROPOSAL **2**	**Say-on-Pay: Advisory Vote on the Compensation of the Named Executives**	⊙ See **pages 34-69** for further information

The Board recommends a vote FOR this proposal. ⊘

▸ Independent oversight by compensation and succession committee with the assistance of an independent consultant.

▸ Executive compensation targeted at 50th percentile of peers and aligned with short- and long-term business goals and strategy.

▸ Compensation programs are working effectively. Annual incentive compensation funding for our named executives in 2018 was 173.4% of target, reflecting outperformance on all three quantitative measures: Total Premiums, Performance Net Income, and Net Investment Income.

Executive Compensation Highlights

We compensated our named executive officers ("NEOs") using the following elements for total target direct compensation in 2018:

			Target Compensation Mix	
	Element	Description	CEO	Other NEOs
Targeted at 50th percentile of peers	Salary	A competitive level of cash is provided to attract and retain executive talent	9%	17%
	Annual Cash Incentive	A funding pool for 2018 of 173.4% of target was based on performance against three performance measures: Total Premiums, Performance Net Income, and Net Investment Income ▸ Amounts awarded were based on pool funding, established target amounts, and individual performance	26%	27%
	Long-term Equity Incentive	The mix of equity incentives granted in 2018 was 60% performance stock awards ("PSAs") and 40% stock options ▸ Awards granted were based on target amounts and individual performance ▸ Actual PSAs vesting will be determined by Average Performance Net Income Return on Equity ("ROE") (70%) and Earned Book Value (30%) results (both measured over a three-year period)	65%	56%

At-Risk Performance-Based Pay

▸ Allstate achieved all five 2018 Operating Priorities, and financial results improved, with adjusted net income* rising to $2.85 billion in 2018 from $2.47 billion in the prior year.

▸ Total 2018 compensation for the CEO increased from 2017 by $744,889 to $17,814,076, excluding the change in pension value, as shown in the Summary Compensation Table. Total compensation is aligned with shareholder value with the majority paid in performance share awards and options.

* Measures used in this proxy statement that are not based on generally accepted accounting principles ("non-GAAP") are denoted with an asterisk (*). These measures are defined and reconciled to the most directly comparable GAAP measures in Appendix A.

▶ Based on company and individual performance, the named executives received the following annual incentive payments during the last three years:

Named Executive	2016 Annual Incentive ($)	2017 Annual Incentive ($)	2018 Annual Incentive ($)
Mr. Wilson	1,982,880	6,759,264	6,719,194
Mr. Rizzo[1]	—	—	1,510,788
Mr. Dugenske[1]	—	1,377,908	1,616,607
Mr. Shapiro[1]	—	—	2,050,000
Mr. Shebik	600,000	2,600,000	2,945,289

[1] For Messrs. Rizzo and Shapiro, only the last fiscal year is shown as this is their first year as named executives. For Mr. Dugenske, only the last two fiscal years are shown as this is his second year as a named executive. Mr. Dugenske's 2017 award was prorated based on his March 2017 start date.

| PROPOSAL **3** | **Approval of the 2019 Equity Incentive Plan** | See **pages 71-82** for further information |

The Board recommends a vote FOR the approval of the 2019 Equity Incentive Plan. ✓

▶ Key terms of the 2019 Equity Incentive Plan (the "Plan") are aligned with stockholder interests, including a minimum one-year vesting requirement and prohibitions on option repricing and discounted awards.

▶ Allstate cannot make equity awards to employees beyond the remaining allotment under the 2013 Equity Incentive Plan. The new Plan authorizes 13,400,000 additional shares for equity grants.

▶ The independent compensation and succession committee oversees the Plan, which is reviewed and benchmarked annually against Allstate's peers with the assistance of an independent compensation consultant.

| PROPOSAL **4** | **Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2019** | See **pages 83-85** for further information |

The Board recommends a vote FOR ratification of Deloitte & Touche LLP for 2019. ✓

▶ Independent firm with few ancillary services and reasonable fees.

▶ Significant industry and financial reporting expertise.

▶ The audit committee annually evaluates Deloitte & Touche LLP and determined that its retention continues to be in the best interests of Allstate and its stockholders.

PROPOSAL **5**	**Stockholder Proposal on Reporting Political Contributions**	See **pages 86-87** for further information

The Board recommends a vote AGAINST this proposal. ⊗

▶ Allstate already provides significant disclosure of political activities, including information that is not requested by the proponent.

▶ Allstate's Board expanded its oversight of the Company's public policy involvement in 2018 in response to stockholder input, including instituting a leading practice of having the chief risk officer independently assess this activity for the Board.

▶ The proposal relates to expenditures that are not significant to Allstate's size and is contrary to the interests of Allstate's stockholders.

Table of Contents

 **ABOUT ALLSTATE**

The Allstate Corporation is one of the leading personal lines insurers in the United States. Founded in 1931, Allstate has been dedicated to protecting our customers from life's uncertainties and preparing them for the future for more than 87 years. Allstate offers a broad array of protection products through multiple brands and diverse distribution channels, including auto, home, life and other insurance offered through its Allstate®, Esurance®, Encompass® and Answer Financial® brands. The Company also provides protection products and services through Allstate Benefits®, Allstate Roadside Services®, Allstate Dealer Services®, Arity®, SquareTrade®, and InfoArmor®.

REPORT HIGHLIGHTS

See information about the Nominating and Governance Committee's oversight of political contributions on **page 20** **NEW**

See information about Allstate's director compensation program on **pages 30-31**

See information about our performance measures related to our Annual Incentive Plan in 2018 on **pages 43-45**

Corporate Governance

Election of 10 Directors

The Board recommends a vote FOR each nominee. ✓

The Board recommends 10 nominees for election to the Allstate Board for one-year terms beginning in May 2019 and until a successor is duly elected and qualified or his or her earlier resignation or removal.

Each nominee was previously elected at Allstate's annual meeting of stockholders on May 11, 2018, for a one-year term. The Board expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute. On the following pages, we list the reasons for nominating each individual.

Director Nominees' Skills and Experience

Our Board selected the nominees based on their diverse set of skills and experience, which align with our business strategy and contribute to the effective oversight of Allstate. Our nominees are talented, both as individuals and as a team. Fifty percent of our Board is ethnically or gender diverse. They bring a full array of business and leadership skills to their oversight responsibilities. Most nominees serve on other public company boards, enabling our Board to more quickly adopt best practices from other companies. Their diversity of experience and expertise facilitates robust and thoughtful decision-making on Allstate's Board.

CORE COMPETENCIES REQUIRED OF ALL DIRECTOR NOMINEES

Strategic Oversight	Stockholder Advocacy	Corporate Governance	Leadership
100% of Directors	**100%** of Directors	**100%** of Directors	**100%** of Directors

ADDITIONAL CAPABILITIES THAT FACILITATE OVERSIGHT OF OUR BUSINESS

Financial Services
Assists with understanding the business and strategy of our Company.
70% of the board

Complex, Highly Regulated Businesses
Our business is highly regulated and is directly impacted by government actions.
90% of the board

Risk Management
Aids in the Board's role in overseeing the risks facing our Company.
80% of the board

Operational Risk Management
Provides effective oversight of our enterprise risk and return management ("ERRM") program, which is important to customer and stockholder protection.
80% of the board

Accounting and Finance
Financial reporting, audit knowledge, and experience in capital markets are elements of Allstate's success.
80% of the board

Succession Planning
Important for ensuring Allstate has sufficient talent available for all senior management positions.
80% of the board

Technology
Relevant to how Allstate approaches improving its internal operations and the customer experience.
90% of the board

Innovation and Customer Focus
Helps Allstate grow its brand, enhance its reputation, generate disruptive innovation, and extend or create new business models.
90% of the board

Global Perspective
Provides valuable insights on how Allstate should continue to grow and manage its businesses outside the United States.
70% of the board

Government, Public Policy and Regulatory Affairs
Assists in identifying and understanding compliance issues and the effect of governmental actions on our business.
70% of the board

Director Nominees

Kermit R. Crawford
Independent
Age 59



Professional Experience
▶ Former President and Chief Operating Officer of Rite Aid Corporation, which operates one of the leading retail drugstore chains in the United States.
▶ Former Executive Vice President and President, Pharmacy, Health and Wellness for Walgreen Co., which operates one of the largest drugstore chains in the United States.
▶ Former Director at LifePoint Health.

Relevant Skills
▶ Expertise assessing the strategies and performance of a geographically distributed and consumer-focused service business in a highly competitive industry.
▶ Effectively led operational change, including through the use of technology, and established strong platforms for long-term stockholder value creation.
▶ Extensive knowledge of analyzing consumer experience and insights.

Kermit effectively transformed the pharmacy experience from a model focused primarily on drug delivery to a pharmacist-patient centric model.

Other Public Board Service
▶ None

 **Allstate Board Service**
Director since 2013 (6 years of tenure)

Committee Assignments and Rationale
Audit Committee **(Chair)**
▶ Responsibility for all aspects of strategic, operational, and profit and loss management of one of the largest drugstore chains in the United States.
▶ Board leadership and tenure.
▶ Former member of the audit and compliance committee at LifePoint Health.

Risk and Return Committee
▶ Operational experience at large, geographically dispersed service organizations.
▶ Chair of Allstate audit committee.

Michael L. Eskew
Independent
Age 69



Professional Experience
▶ Former Chairman and CEO of United Parcel Service, Inc., a provider of specialty transportation and logistics services.
▶ Presiding director at International Business Machines Corporation since May 2014 and lead director at 3M Company since 2012.

Relevant Skills
▶ Expertise in strategy and leadership development.
▶ Oversight of a highly regulated company as a director of Eli Lilly and Company.

Michael led the redesign of UPS' operational platforms using digital technologies to more effectively and efficiently deliver a customer-focused worldwide service.

Other Public Board Service
▶ Eli Lilly and Company (2008–present)
▶ IBM (2005–present)
▶ 3M Company (2003–present)

 **Allstate Board Service**
Director since 2014 (5 years of tenure)

Committee Assignments and Rationale
Compensation and Succession Committee **(Chair)**
▶ Significant management experience as former Chairman and CEO of UPS from 2002 to 2007 and director of other publicly traded companies.
▶ Former chair of the 3M compensation committee and member of the Eli Lilly compensation committee.

Audit Committee
▶ Chair of the IBM and Eli Lilly audit committees and a past member of the 3M audit committee.
▶ Successful execution of financial oversight responsibilities as CEO of UPS.

Margaret M. Keane
Independent
Age 59



Professional Experience
▸ Current President and CEO of Synchrony Financial, a consumer financial services company.
▸ Former President and CEO of GE Capital Retail Finance.

Relevant Skills
▸ Extensive operational and strategic experience in the financial services industry as President and CEO of Synchrony Financial.
▸ Valuable insights into innovation, technology transformation, and employee development.
▸ Successful leadership experience across roles spanning consumer finance, vendor financial services, operations and quality.

Margaret is leading the strategic, operational, and technology transformation in the rapidly changing consumer payments industry.

Other Public Board Service
▸ Synchrony Financial (2014–present)

 **Allstate Board Service**
Director since 2018 (1 year of tenure)

Committee Assignments and Rationale
Compensation and Succession Committee
▸ Significant current market knowledge of executive compensation as President and CEO of Synchrony Financial.
▸ Substantial experience in establishing management performance objectives and specific goals.

Nominating and Governance Committee
▸ It is expected that Ms. Keane will be assigned to the nominating and governance committee after the Annual Meeting.
▸ Significant management experience as the President and CEO of Synchrony Financial.

Siddharth N. (Bobby) Mehta
Independent
Age 60



Professional Experience
▸ Former President, CEO, and current director of TransUnion, a global provider of credit information and risk management solutions.
▸ Former Chairman and CEO, HSBC North America Holdings Inc.
▸ Former CEO, HSBC Finance Corporation.

Relevant Skills
▸ Extensive operational and strategic experience in the financial services industry, including in banking and the credit markets, which provides valuable insights into the highly regulated insurance industry and investment activities.

As a CEO, Bobby demonstrated successful leadership that increased revenues and global reach through the use of technology and advanced analytics.

Other Public Board Service
▸ Northern Trust Corp. (2019–present)
▸ Piramal Enterprises Ltd. (2013–present)
▸ TransUnion (2012–present)

 **Allstate Board Service**
Director since 2014 (5 years of tenure)

Committee Assignments and Rationale
Risk and Return Committee **(Chair)**
▸ Significant experience in financial markets through multiple executive leadership positions at HSBC Group.
▸ In-depth understanding and experience in risk and return management as a director and former chief executive officer.

Audit Committee
▸ Multiple leadership positions with financial oversight responsibility, including President and CEO of TransUnion, CEO of HSBC Finance Corporation, and Chairman and CEO of HSBC North America Holdings Inc.
▸ Chair of Allstate risk and return committee.

Jacques P. Perold
Independent
Age 60



Professional Experience
▸ Former President of Fidelity Management & Research Company, a privately-held investment and asset management company serving clients worldwide.
▸ Founder, former President and Chief Investment Officer of Geode Capital Management LLC, a global asset manager and independent institutional investment firm and sub-advisor to Fidelity.
▸ Current trustee of New York Life Insurance Company's MainStay Funds.

Relevant Skills
▸ 30 years of successful leadership of strategy and operations and investment expertise in the financial services industry.
▸ Leader of one of the world's largest asset management firms.

Jacques had significant success in leading the investments and operations for Fidelity's family of mutual funds with over $1.8 trillion in assets under management.

Other Public Board Service
▸ MSCI Inc. (2017–present)

 **Allstate Board Service**

Director since 2015 (3 years of tenure)

Committee Assignments and Rationale
Nominating and Governance Committee
▸ Investor perspective on corporate governance as a result of asset management expertise.
▸ Significant governance experience as President of Geode Capital, which involved interlocking financial and operating relationships.

Risk and Return Committee
▸ Significant experience in management and oversight of risk for three large asset management firms.
▸ Current trustee of several mutual funds.

Andrea Redmond
Independent
Age 63



Professional Experience
▸ Former Managing Director, co-head of the CEO/board services practice, founder and leader of global insurance practice, and member of financial services practice at Russell Reynolds Associates Inc., a global executive search firm, with 20 years of experience at the firm.
▸ Independent consultant providing executive recruiting, succession planning, and human capital management services.

Relevant Skills
▸ Expert in public company succession planning, human capital management, and executive compensation across a wide range of industries.
▸ Substantial experience in financial services leadership selection and executive development.
▸ Extensive experience in assessing required board capabilities and evaluating director candidates.

Andrea's insights and judgment on leadership helped companies and high-performance organizations execute their corporate strategies.

Other Public Board Service
▸ None

 **Allstate Board Service**

Director since 2010 (9 years of tenure)

Committee Assignments and Rationale
Nominating and Governance Committee **(Chair)**
▸ Significant expertise recruiting and evaluating directors for a variety of public companies.
▸ A senior partner at a highly regarded global executive search firm, Russell Reynolds Associates, from 1986 to 2007, including significant tenure as co-head of the CEO/board services practice.

Compensation and Succession Committee
▸ Experience in executive recruiting, succession planning, and human capital management.
▸ Extensive experience working with numerous publicly traded companies to recruit and place senior executives.

Gregg M. Sherrill
Independent
Age 66



Professional Experience
▸ Current non-executive Chairman, and former Chairman and CEO of Tenneco Inc., a producer of automotive emission control and ride control products and systems.
▸ Former Corporate Vice President and President of Power Solutions at Johnson Controls Inc., a global diversified technology and industrial company.

Relevant Skills
▸ Extensive operational and strategic experience in the automotive industry as Chair and CEO at Tenneco, which provides valuable insights into Allstate's strategic discussions related to the rapid changes in the personal transportation system.
▸ Successful experience managing international operations as CEO at a global public company with employees in 23 countries.

Gregg created the strategies and implemented operating plans to increase revenues and profitability during his tenure at Tenneco.

Other Public Board Service
▸ Snap-on Inc. (2010–present)
▸ Tenneco Inc. (2007–present)

 **Allstate Board Service**
Director since 2017 (1 year of tenure)

Committee Assignments and Rationale
Audit Committee
▸ Multiple leadership positions with financial oversight responsibility, including as Chairman and CEO at Tenneco.

Nominating and Governance Committee
▸ Significant management experience as the Chairman and former CEO of Tenneco.
▸ Significant experience on boards of publicly traded and international companies.

Judith A. Sprieser
Lead Independent Director
Age 65



Professional Experience
▸ Former CEO of Transora Inc., a technology software and services company.
▸ Former CFO and other senior operating executive positions at Sara Lee Corporation, a global manufacturer and marketer of brand-name consumer goods.
▸ Former director at Royal Ahold NV, Experian, and Reckitt Benckiser Group plc.

Relevant Skills
▸ More than 20 years of operational experience in executive positions at Sara Lee Corporation and other consumer goods and services companies.
▸ Extensive evaluation of financial statements and supervision of financial executives.

Judith has extensive service on boards of publicly traded and international companies, and significant operating experience.

Other Public Board Service
▸ Newell Brands Inc. (2018-present)
▸ Intercontinental Exchange Inc. (2004–present)

 **Allstate Board Service**
Director since 1999 (20 years of tenure)

Committee Assignments and Rationale
Lead Director
▸ Prior chair of audit committee (7 years).
▸ Board service at Allstate during many different external operating environments and two CEOs.

Nominating and Governance Committee
▸ Significant experience on boards of publicly traded and international companies.
▸ Current member of nominating and governance committee at Intercontinental Exchange Inc. and Newell Brands.

Risk and Return Committee
▸ Insight from service as prior chair of Allstate's audit committee and current audit committee chair at Intercontinental Exchange Inc.
▸ Tenure as an Allstate director has provided experience through multiple operating environments.

Perry M. Traquina
Independent
Age 62



Professional Experience
▸ Former Chairman, CEO and Managing Partner of Wellington Management Company LLP, one of the world's largest global investment management firms with over $900 billion of assets under management.
▸ Held a series of positions of increasing responsibility at Wellington, including Assistant Vice President, Director of Global Research, Partner and President.

Relevant Skills
▸ Extensive leadership and management experience as CEO of one of the world's largest institutional investors.
▸ Strong financial services and global investment management expertise through 34 years at Wellington.
▸ Oversaw the globalization of Wellington's investment platform.
▸ During ten-year leadership tenure, Wellington more than doubled its assets under management.
▸ Fostered a culture of diversity and inclusion at Wellington.
▸ Brings valuable market-oriented investor perspective.

Perry had significant success as an investor, building a world-class investment organization and overseeing the strategies and operating performance of public companies.

Other Public Board Service
▸ Morgan Stanley (2015–present)
▸ eBay Inc. (2015–present)

 ## Allstate Board Service

Director since 2016 (2 years of tenure)

Committee Assignments and Rationale
Compensation and Succession Committee
▸ Significant management experience as former Chairman and CEO of Wellington Management Company LLP from 2004 through June 2014.
▸ Shareholder perspective on compensation and succession as a significant investor and director of other public companies.

Risk and Return Committee
▸ In-depth understanding of financial markets, asset allocation strategies, and investment performance management.
▸ Current chair of the risk committee at Morgan Stanley.

Thomas J. Wilson
Board Chair, President, and Chief Executive Officer
Age 61



Professional Experience
▸ CEO since January 2007 and Chair of Board since May 2008.
▸ President from June 2005 to January 2015, and from February 23, 2018, to present.
▸ Held senior executive roles other than CEO, having led all major operating units.
▸ Former director at State Street Corporation.

Relevant Skills
▸ Key leadership roles throughout Allstate over 24 years.
▸ Developed Allstate's Shared Purpose and corporate strategy to grow market share in protecting people from life's uncertainties.
▸ Created and implemented Allstate's risk and return optimization program, allowing Allstate to simultaneously withstand the 2008 financial market crisis and adapt to increases in severe weather and hurricanes.
▸ In-depth understanding of the insurance industry.
▸ Industry and community leadership, including former chair of the Financial Services Roundtable, chair of the U.S. Chamber of Commerce, co-chair of a public-private partnership to reduce violence in Chicago, and national and Illinois co-chair for WE.

Tom possesses a thorough and in-depth understanding of Allstate's business, including its employees, agencies, products, investments, customers, and investors.

Other Public Board Service
▸ None

 ## Allstate Board Service

Director since 2006 (13 years of tenure)

Committee Assignments and Rationale
Executive Committee (Chair)
▸ Comprehensive knowledge of Allstate's business and industry, with 24 years of leadership experience at the Company.

Board Composition and Nominee Considerations

In addition to fulfilling the core competencies and additional capabilities listed on page 10, the Board and nominating and governance committee **expect non-employee directors to be free of interests or affiliations that could give rise to a biased approach to directorship responsibilities or a conflict of interest and to be free of any significant relationship with Allstate that would interfere with the director's exercise of independent judgment**. The Board and committee also expect each director to devote the time and effort necessary to serve as an effective director and act in a manner consistent with a director's fiduciary duties of loyalty and care. Allstate executive officers may not serve on boards of other corporations whose executive officers serve on Allstate's Board.

The Board also has limits on the number of other public boards on which our directors may sit. Directors who are active executives may serve on the board of no more than two other public companies, and other **directors may serve on the board of no more than four other public companies (in addition to Allstate's Board in each case)**.

Board nominees are identified through a retained search firm, suggestions from current directors and stockholders, and through other methods, including self-nominations.

The nominating and governance committee will consider director candidates recommended by a stockholder in the same manner as all other candidates recommended by other sources. A stockholder may recommend a candidate at any time of the year by writing to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F7, Northbrook, IL 60062-6127.

A stockholder or group of up to 20 stockholders owning 3% or more of Allstate's outstanding common stock continuously for at least three years can nominate director candidates constituting up to 20% of the Board in the Company's annual meeting proxy materials.

All candidates are evaluated and considered for their diversity, including gender, ethnic and diversity of background, expertise, and perspective, as well as the criteria described in our Corporate Governance Guidelines at www.allstateinvestors.com.

Nomination Process for Board Election

The Board continually considers potential director candidates in anticipation of retirements, resignations, or the need for additional capabilities. The graphic below describes the ongoing process to identify highly qualified candidates for Board service.



1

Consider current Board skill sets and needs

Ensure Board is strong in core competencies of strategic oversight, corporate governance, stockholder advocacy and leadership and has diversity of expertise and perspectives to meet existing and future business needs

2

Check conflicts of interest and references

All candidates are screened for conflicts of interest and independence

3

Nominating and governance committee dialogue

Considered 127 candidates since 2010

4

Meet with qualified candidates

To ensure appropriate personal qualities, such as independence of mind, tenacity, and skill set to meet existing or future business needs

5

Nominating and governance committee dialogue

To consider shortlisted candidates, and after deliberations, recommend candidates for election to the Board

6

Board dialogue and decision

Added six highly qualified directors in the past five years

Board Effectiveness

Evaluation Process

Allstate's Board evaluation process includes multiple assessments and reviews performed throughout the year. This process ensures that the Board's governance and oversight responsibilities are updated to reflect best practices and are well executed. These evaluations include discussions after every meeting, an annual Board assessment and individual director evaluations.

STEPS TO ACHIEVE BOARD EFFECTIVENESS

BOARD AND COMMITTEES

Process	Performed By	Description
Evaluation at every in-person meeting	Independent Directors	▶ Measures effectiveness of Board and committee oversight ▶ Ensures objectives were satisfied, all agenda items sufficiently considered and information presented was sufficient, complete, understandable and organized ▶ Identifies issues that need additional dialogue
Biennial review of responsibilities and time allocation	Board and Committees	▶ Ensures all necessary agenda items were considered to fulfill Board and committee responsibilities ▶ Adjustments made to future agendas and timelines
Annual evaluation	Board	▶ Ensures Board and committees are functioning effectively ▶ Results reviewed by nominating and governance committee and summarized for full Board; recommendations for improvement are reviewed and plans initiated NEW ▶ In 2018, an independent outside consultant was engaged to conduct the Board evaluation

2018 OUTCOME
Based on the Board evaluation process, enhancements were made to meeting schedules and the timing and frequency of the distribution of Board materials to allow for more conversations around strategy and succession.

INDIVIDUAL DIRECTORS

Process	Performed By	Description
Annual evaluation	Lead Director, Nominating and Governance Committee ("NGC") Chair, and Board Chair	▶ Review contributions and performance in light of Allstate's business and strategies and confirm continued independence ▶ Feedback provided to each director by the Lead Director, NGC Chair, or Board Chair
Biennial evaluation	Lead Director, NGC Chair, and Board Chair	▶ Discuss each director's future plans for continued Board service ▶ Determine whether overall skills align with business strategy
Change in circumstances	Board	▶ Determine appropriateness of director's continued membership on the Board after a change in primary employment ▶ Review potential conflicts and whether change impacts director's ability to devote the necessary time and effort to Board service

2018 OUTCOME
Results of evaluations are used by the nominating and governance committee in connection with the annual nomination process. Specific action plans are discussed with each director.

Director Onboarding and Continuing Education

All new directors participate in a robust director orientation and onboarding process to ensure a working knowledge of Allstate's business, strategies, operating performance and culture and a successful integration into boardroom discussions as soon as possible. To assist with their development, all new directors are invited to attend all committee meetings prior to their appointment to a particular committee.

As part of their onboarding and during their tenure, directors regularly meet with senior leaders and employees below the senior leadership level. These interactions are offered in various forums, including one-on-one meetings and larger group sessions.

In addition, Allstate encourages and facilitates director participation in continuing education programs, and each director is given the opportunity to become a member of the National Association of Corporate Directors.

Our Commitment to Effective Governance

Allstate has a history of strong corporate governance guided by three primary principles: **dialogue, transparency and responsiveness.** The Board has enhanced governance policies over time to align with best practices, drive sustained stockholder value and serve the interests of stockholders. Allstate's key governance practices are included below.

Stockholder Rights	▶ Annual election of directors with a majority vote standard in uncontested elections
	▶ Proxy access rights
	▶ No stockholder rights plan ("poison pill") and no supermajority voting provisions
	▶ Confidential voting
	▶ Right to call a special meeting and request action by written consent for stockholders with 10% or more of outstanding shares
Independent Oversight	▶ Strong independent lead director and committee chair roles with clearly articulated responsibilities
	▶ Independent Board committees
	▶ Nine out of ten directors are independent
	▶ Executive sessions at every in-person Board and committee meeting without management present
	▶ Independent reviews by the Board, audit, and risk and return committees of Allstate's strategy, business, and the related key risks and mitigation activities
	→ See **page 20** for information related to risk oversight of political contributions, cybersecurity, and refinements to Allstate's risk and return framework in 2018.
	▶ Use of outside experts such as independent auditors, compensation consultants, governance specialists, cybersecurity experts, board search firm representatives, and financial advisors
Good Governance	▶ Extensive Board dialogue with formal processes for stockholder engagement and frequent cross-committee communications
	▶ Annual letter to stockholders from the independent directors on Board accomplishments
	▶ Requests for stockholder engagement with holders of at least 1/3 of outstanding shares each year
	▶ Robust Board and committee self-evaluation process, including at the end of each in-person meeting and annual reviews for the entire Board and each individual director
	NEW → See **page 17** for information about the independent outside consultant that was engaged to conduct the annual Board evaluation in 2018
	▶ Comprehensive Sustainability Report with information on public policy (including political contributions), climate change, information security, environmental, social, and governance performance and management, and inclusive diversity
	▶ Robust Global Code of Business Conduct and ethics training for all directors
	▶ Effective director education program
	▶ Strong equity ownership requirements for executives and directors

INVESTOR STEWARDSHIP GROUP

Allstate believes that strong and effective governance practices are critical to long-term value creation. To achieve that goal, Allstate follows the six corporate governance principles set out by the Investor Stewardship Group for U.S.-listed companies. These principles are: (1) boards are accountable to shareholders; (2) shareholders should be entitled to voting rights in proportion to their economic interest; (3) boards should be responsive to shareholders and be proactive in order to understand their perspectives; (4) boards should have a strong, independent leadership structure; (5) boards should adopt structures and practices that enhance their effectiveness; and (6) boards should develop management incentive structures that are aligned with the long-term strategy of the company.

The Board's Risk Oversight Responsibilities

The Board oversees Enterprise Risk and Return Management ("ERRM"), including management's design and implementation of ERRM practices. The chief risk officer's assessment of Allstate's overall risk position and alignment with risk and return principles is reviewed at least twice a year. Significant risks, including those affected by climate change, financial markets, and cybersecurity threats, are regularly identified, measured, managed, and reported. Risk and return perspectives are shared with the Board across five risk types: insurance, investment, financial, operational, and strategic. The key risk areas overseen by each Board committee are included below.

Board Of Directors
Formal Review at Least Twice a Year

Risk and Return Committee
Reviews Risk At Least Five Times Annually

▸ Oversees the effectiveness of Allstate's ERRM framework, governance structure and decision making
  ▸ Reported through a quarterly risk dashboard that identifies key risks, measurement of the current risk profile, and alignment with risk and return principles
  ▸ Includes a review of the chief risk officer's assessment of strategic and operating plans
  ▸ Reviews extremely low frequency scenarios ("ELFs") at least annually
▸ Reviews regulatory Own Risk and Solvency Assessment ("ORSA") report
▸ Reviews Risk Factors included in our Form 10-K, including risks related to climate change and severe weather
▸ The audit committee chair is a risk and return committee member to enhance cross-committee communication
▸ The chief risk officer attends all meetings and has regular executive sessions with the committee
▸ The chief audit executive attends all meetings

Audit Committee
Reviews Risk At Least Four Times Annually

▸ Oversees Allstate's internal controls related to key risks and the major financial risk exposures
  ▸ Reported through a semi-annual risk control dashboard
▸ Conducts quarterly reviews to oversee the efficacy of cybersecurity risk initiatives and related policies and procedures
  ▸ Receives regular reports from the chief risk officer, chief information security officer, and outside experts
  ▸ Engages an external, independent cybersecurity advisor
▸ Reviews Risk Factors included in our Form 10-K
▸ The risk and return committee chair is an audit committee member to enhance cross-committee communication
▸ The chief audit executive attends all meetings and has regular executive sessions with the committee
▸ The chief risk officer attends all meetings

Compensation and Succession Committee
Reviews Risk At Least Once Annually

▸ Oversees executive compensation programs (including the design, performance measures and ranges in incentive plans)
  ▸ Includes a review of the chief risk officer's assessment of incentive compensation programs
▸ Oversees talent development and senior executive succession planning to ensure they appropriately align with Allstate's risk and return principles

Nominating and Governance Committee
Reviews Risk As Needed

▸ Oversees director elections and corporate governance practices to ensure they appropriately align with Allstate's risk and return principles
▸ Oversees the Company's political contributions and activities, as well as its sustainability practices

NEW

CURRENT DEVELOPMENTS IN THE BOARD'S RISK OVERSIGHT

 **Political Contributions and Activity**

In addition to a thorough annual review by the Board, the nominating and governance committee now reviews political contributions twice a year. The chief risk officer conducted a risk and return assessment of Allstate's involvement in political activities to ensure proper oversight.

 **Cybersecurity**

An independent cybersecurity advisor was retained for a third year to provide an objective assessment of Allstate's capabilities in this rapidly developing area.

 **Refined Economic Capital Model**

The risk and return committee oversaw the refinement of Allstate's economic capital framework, which is used to make strategic decisions, set operational priorities and measure performance. The refinements were in response to recommendations made during an independent external review of the framework conducted by leading experts in economics and regulation.

 **Advancement of Risk Framework**

The maturity of Allstate's operational risk and return management framework was advanced with the formalization of additional policies, the formation of an operational risk council, and investments in additional employee and technology resources. The enhancements improved operational risk assessment capabilities as well as awareness and accountability throughout the enterprise.

NEW Risk Management and Participation in the Political Process

Allstate engages in public policy advocacy at the state and federal levels to foster market innovation, fight for consumers, promote safety and security, ensure a healthy regulatory system, promote fiscal responsibility, and advocate for small businesses. During 2018, in response to stockholder feedback, Allstate enhanced oversight of its public policy program by:

▶ Instituting a semi-annual review of Allstate's public policy activity by the nominating and governance committee, in addition to the annual review by the Board.

▶ Expanding the disclosure in Allstate's Sustainability Report to include the top legislative and regulatory issues addressed by Allstate.

▶ The chief risk officer conducting an annual risk and return assessment of Allstate's political activities to ensure appropriate oversight and management of Allstate's political activities. **We believe this risk and return assessment is an industry leading practice.**

The assessment was based on an independent, external framework published by Transparency International UK (a global anti-corruption agency) on the *Principles and Guidance for Responsible Corporate Political Engagement* but was expanded to address Allstate's specific activities and risk profile. **The chief risk officer concluded that Allstate's control framework appropriately manages the risks in Allstate's political activities and that sufficient governance and oversight exist to ensure activities are aligned with Allstate's risk and return principles. The chief risk officer evaluated the risks of Allstate's activities and concluded the individual initiatives were fully assessed, prudent, and necessary. In addition, the assessment noted that failure to engage in the political process could result in unfavorable policies and legislation and adverse business outcomes and could negatively impact Allstate's strategic position and business model.**

Risk Management and Compensation

Compensation policies and practices are structured to provide incentives for employees to successfully execute the Company's strategies and achieve annual operating goals while meeting all risk and return principles. The plans are also structured to ensure management does not take unnecessary or excessive risk. **Analysis provided by an external consultant, the chief risk officer, and review by the compensation and succession committee concluded the plans achieve these objectives. Based on this analysis, Allstate's compensation policies ensure appropriate levels of risk-taking, while avoiding unnecessary risks that could have a material adverse effect on Allstate.** Compensation plans provide a balanced and appropriate mix of cash and equity through annual and long-term incentives that align with short- and long-term business goals. No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program. Multiple performance measures are utilized that correlate with long-term stockholder value creation and diversify the risk associated with any single performance indicator. In addition, the annual incentive program contains a funding adjustment for senior executives in the event of a net loss, which reduces the corporate pool funding for those officers by 50% of actual performance. Likewise, for the performance stock award program, the committee requires positive net income for executives to earn awards above target. Equity awards to executive officers after 2009 and annual cash incentive awards beginning in 2010 are subject to clawback in the event of certain financial restatements. Executives are also subject to rigorous stock ownership requirements.

Board Role in Setting Compensation

The compensation and succession committee makes recommendations to the Board on compensation for the CEO and executive officers and the structure of plans used for executive officers. The compensation and succession committee reviews the executive compensation program throughout the year with the assistance of an independent compensation consultant, Compensation Advisory Partners ("CAP"). CAP benchmarks Allstate's plans and compensation payments to the market and evaluates changes to the executive compensation program. The compensation consultant also assesses Allstate's executive compensation design, peer group selection, relative pay for performance, and total direct compensation for individual senior executive positions. Representatives of the compensation consultant participated in six out of seven compensation and succession committee meetings in 2018. The compensation and succession committee annually evaluates the compensation consultant's performance and independence.

The compensation and succession committee grants all equity awards to individuals designated as executive officers for purposes of Section 16 of the Securities Exchange Act of 1934 or covered employees as defined in Internal Revenue Code Section 162(m). The compensation and succession committee has authority to grant equity awards to eligible employees in accordance with the terms of our 2013 Equity Incentive Plan. The Board has delegated limited authority to the CEO to grant equity awards to non-executive officers. All awards granted between compensation and succession committee meetings are reported at the next meeting.

The compensation consultant also provides the nominating and governance committee with competitive information on director compensation, including updates on practices and emerging trends.

Board Role in Human Capital Management and Management Succession

Allstate's Shared Purpose is based on the premise that all employees must exercise leadership. Allstate manages talent by providing employees with training, mentoring and career development; promoting from within; emphasizing inclusive diversity; attracting new employees; and monitoring engagement through annual employee surveys. Allstate takes a thorough approach to ensure employees are treated equitably regarding their compensation. A pay analysis compares the base salary between men and women, and non-minorities and minorities, who are in similar jobs and geographic areas. If pay discrepancies are identified, adjustments are made.

The Board reviews these human capital management practices, including the pay fairness analyses, annually since they are vital to Allstate's continued success.

The Board's involvement in leadership development and succession planning is systematic and ongoing. Management succession is discussed four times annually in compensation and succession committee meetings, Board meetings, and executive sessions. Discussions cover the CEO and other senior executive roles. The Board also has regular and direct exposure to senior leadership and high-potential officers through informal meetings held throughout the year.

BOARD REVIEW OF SUCCESSION PLANNING AND TALENT DEVELOPMENT PRACTICES



APRIL
CEO Succession

Topic:
▸ CEO succession planning

Primary Focus:
▸ Internal succession alternatives across multiple time periods – immediate, less than 2 years, and 3-5 years
▸ Alternatives are evaluated under different strategic and operating scenarios

JULY
Talent Development

Topic:
▸ Organizational health and pay fairness analyses – how the organization recruits, develops and retains people, including its inclusive diversity commitments

Primary Focus:
▸ Systematic approach to talent acquisition, development, and retention

Leadership Succession is Reviewed Continuously Throughout the Year

NOVEMBER
Scenario Planning

Topic:
▸ CEO and senior leadership succession – "what if" scenario planning

Primary Focus:
▸ Board dialogue in advance of unexpected succession issues

SEPTEMBER
Key Leader Succession

Topic:
▸ Senior leadership succession alternatives, including CEO

Primary Focus:
▸ Key leader development and retention

Corporate Sustainability

The Board believes sustainability benefits Allstate's stakeholders and drives long-term value creation. Allstate and The Allstate Foundation created positive societal change through several initiatives in 2018, including:

 ## Privacy and Information Security

▶ Launched an internal campaign to raise awareness about the importance of protecting personal information within Allstate

▶ Offered reskilling opportunities to build an internal pipeline of cybersecurity talent, with the first group of employees graduating from the program in 2018

 ## Community

▶ Gave nearly $47 million in charitable contributions throughout the nation, including contributions from employees and agents

▶ Helped over 6 million youth participate in service-based learning through The Allstate Foundation's Good Starts Young program

▶ Since 2005, served over 1.7 million domestic violence survivors through The Allstate Foundation's Purple Purse program, focused on ending domestic violence through financial empowerment

 ## Risk and Climate

▶ Continued to strengthen Allstate's catastrophe response and risk management programs through technology such as drone usage, QuickFoto Claim® and Mobile Claims Centers

▶ Utilize reinsurance to minimize the economic impact on shareholders of severe weather

▶ Assisted customers in mitigating their carbon footprint through energy-efficient endorsements

 ## Workforce and Inclusive Diversity

▶ Invested in training opportunities, with employees completing 444,302 courses and 465,804 hours of learning

▶ Worked to ensure the diversity of the workforce, resulting in 69.4% diverse employees

▶ Retained 86.7% of our employee population (a useful barometer for the health of the workforce culture)

▶ Provided leadership with feedback about the health of Allstate's culture semi-annually, with this more frequent feedback enabling stronger development of managers and employee culture

Ethisphere has named Allstate as one of the World's Most Ethical Companies each of the last five years, recognizing Allstate for high ethical standards in its business practices and values-based leadership.

 To learn more about our corporate sustainability efforts, please view Allstate's 2018 Sustainability Report at **http://allstatesustainability.com**

More Information

You can learn more about our corporate governance by visiting www.allstateinvestors.com, where you will find our *Corporate Governance Guidelines*, each standing committee charter, and *Director Independence Standards*. Allstate has adopted a comprehensive Global Code of Business Conduct that applies to the CEO, CFO, vice chair, controller, and other senior financial and executive officers, as well as the Board of Directors and other employees. It is also available at www.allstateinvestors.com. Each of the above documents is available in print upon request to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F7, Northbrook, IL 60062-6127.

Stockholder Engagement

Allstate proactively engages with significant stockholders throughout the year. **Dialogue**, **transparency**, and **responsiveness** are the cornerstones of our stockholder engagement program. Such discussions are held before the annual meeting, during stockholder voting, and after the annual meeting and include our lead director, chair of the nominating and governance committee, Chair of the Board, and other committee chairs or directors as necessary. **Direct engagement involves reaching out to our largest stockholders representing approximately one-third of our total outstanding shares**. We also engage with proxy and other investor advisory firms that represent the interests of various stockholders. In addition to input on current governance and executive compensation topics specific to Allstate, we invite discussion on any other topics or trends stockholders may wish to share with us. Their input is reported to the nominating and governance committee, which in turn allocates specific issues to relevant Board committees for further consideration. **Each Board committee reviews relevant feedback and determines if additional discussion or actions are necessary by the respective committee or full Board**. In addition, broader investor surveys provide perspective on investor concerns.

STOCKHOLDER ENGAGEMENT CYCLE



JANUARY-MARCH

Before Annual Meeting

▶ Preview with investors plans for governance and compensation issues/actions.

▶ Request feedback from investors.

▶ Discuss stockholder proposals with proponents, on case-by-case basis.

APRIL-MAY

During Stockholder Voting

▶ Follow up on previous conversations and discuss final Board decisions and reasoning.

▶ Review vote proposals and solicit support for Board recommendations.

Balanced-Transparent Responsive-Thoughtful

JUNE-DECEMBER

After Annual Meeting

▶ Discuss with investors potential actions in response to results and new topics of interest for the upcoming year.

▶ Discuss stockholder proposals with proponents, on case-by-case basis

MAY

Annual Meeting of Stockholders

▶ Stockholders vote on issues such as directors, say-on-pay, auditor ratification and stockholder proposals.

▶ Provides forum for direct engagement among Board members, senior management, and stockholders.

OUTCOME
During 2018, Allstate reached out to stockholders representing approximately 40% of outstanding shares and spent a significant amount of time discussing Allstate's approach to political contribution disclosures and Allstate's human capital management strategy. Stockholder feedback was integrated into the discussions and decisions of the Board and management.

Communication with the Board

The Board has established a process to facilitate communication by stockholders and other interested parties with directors as a group. The general counsel reports regularly to the nominating and governance committee on all correspondence received that, in her opinion, involves functions of the Board or its committees or that she otherwise determines merits Board attention. Activity on social media is also monitored and reported to the nominating and governance committee.

In addition, the audit committee has established procedures for the receipt, retention, and treatment of any complaints about accounting, internal accounting controls, or auditing matters. The communication process and the methods to communicate with directors are posted on the "Corporate Governance" and "Management & Directors" sections of www.allstateinvestors.com.

The Allstate Board welcomes your input on compensation, governance, and other matters.

@ directors@allstate.com

✉ The Allstate Corporation, Nominating & Governance Committee, 2775 Sanders Road, Suite F7, Northbrook, IL 60062-6127 c/o General Counsel

Board Structure

Independent Lead Director

Allstate's Board places great importance on strong independent Board leadership and has had a strong lead director role in place for over eight years. Allstate's Corporate Governance Guidelines describe the responsibilities of the lead director and the selection process, including the characteristics that the Board considers important in a lead director.

The lead director is elected annually by the independent directors, and it is generally expected that the lead director serve more than one year.

Considerations in Selecting the Current Lead Director

The independent directors consider several factors, including the director's corporate governance expertise, operational and leadership experience, board service and tenure, integrity, prior Board leadership roles, and ability to meet the required time commitment. It is preferable that the lead director hold a previous position as chair of a Board committee, either at Allstate or another company. Ms. Sprieser was chosen by the independent directors as she exemplified these characteristics. She has devoted significant time fulfilling her duties as lead director since May 2015. During her tenure on Allstate's Board, she has cultivated an expansive knowledge of Allstate in multiple operating environments. Her long-term perspective complements the perspectives of newer Board members, six of whom have joined in the last five years. The independent directors believe that Ms. Sprieser is exceptionally well-qualified to serve as Allstate's independent lead director.



Judith A. Sprieser
LEAD DIRECTOR

▸ Lead director since 2015

▸ Member of the nominating and governance, risk and return and executive committees

▸ Prior chair of audit committee for seven years

▸ Allstate Board experience in multiple operating environments and under two CEOs

LEAD INDEPENDENT DIRECTOR RESPONSIBILITIES

Board Meetings and Executive Sessions	▸ Has the authority to call meetings of the independent directors ▸ Approves meeting agendas and schedules and information sent to the Board to ensure there is sufficient time for discussion of all items and that directors have the information necessary to perform their duties ▸ Chairs executive sessions of independent directors at every Board meeting ▸ Presides at all Board meetings when the Chair is not present
Duties to the Board	▸ Has regular communications with the CEO about Allstate's strategy and performance ▸ Performs additional duties designated by the independent directors
Succession Plans	▸ Facilitates the development of a succession plan for the Chair and CEO
Committee Involvement	▸ Works with the Chair and committee chairs to ensure coordinated coverage of Board responsibilities and ensures effective functioning of all committees ▸ Ensures the implementation of a committee self-evaluation process and regular committee reports to the Board
CEO Performance Evaluation	▸ Facilitates and communicates the Board's performance evaluation of the Chair and CEO with the chair of the compensation and succession committee
Communication Between Chair and Independent Directors	▸ Serves as liaison between the Chair and independent directors ▸ Consults with the Chair and discusses items raised in executive sessions
Communication with Stockholders	▸ Communicates with significant stockholders and other stakeholders on matters involving broad corporate policies and practices, when appropriate
Board and Individual Director Evaluations	▸ Facilitates the evaluation of individual director, Board and committee performance with the chair of the nominating and governance committee and the Chair

Board Chair

The independent directors periodically review Allstate's leadership structure and whether separating the roles of Chair and CEO is in the best interests of Allstate and its stockholders. When making this determination, the independent directors consider the recommendation of the nominating and governance committee, the current circumstances at Allstate, the skills and experience of the individuals involved and the leadership composition of the Board. The roles of Chair and CEO were split during a transition of leadership in 2007 and 2008. The independent directors also appoint an independent lead director with robust powers and responsibilities. A strong lead director role provides an effective independent counterbalance if the independent directors choose to combine the Chair and CEO roles.

At present, the independent directors have determined Allstate is well-served by having these roles performed by Mr. Wilson, who provides excellent leadership and direction for both management and the Board. This promotes a strong connection between the Board and management that is subject to strong independent oversight by Allstate's independent lead director and the other independent directors. The Board believes it benefits from the considerable knowledge and perspective that Mr. Wilson has acquired from more than 24 years of insurance industry experience. Given his extensive Company knowledge and his ability to effectively fulfill both roles simultaneously, he is uniquely qualified to lead discussions of the Board and is in the best position to facilitate the flow of business information and communications between the Board and management.

Board Meetings and Committees

Board Attendance

Each director attended at least 75% of the combined Board meetings and meetings of committees of which he or she was a member. Directors are expected to attend Board and committee meetings and the annual meeting of stockholders. All directors who stood for election at the 2018 annual meeting of stockholders attended the annual meeting.

99%

Average attendance of directors as a group at Board and committee meetings during 2018.

Management Participation in Committee Meetings

Key members of management regularly attend and participate in Board meetings, presenting on key topics. Regular attendees include the CEO, vice chair, CFO, general counsel, president of Allstate Personal Lines, president of Allstate Financial Businesses, president of Service Businesses, chief investment and corporate strategy officer, and chief risk officer. Other senior leaders attend as meeting topics warrant. In addition, senior leadership also participates in committee meetings.

Audit Committee

The CFO, chief audit executive, chief compliance executive, chief risk officer, CEO, vice chair, general counsel and controller all actively participate in meetings. Senior business unit and technology executives, including the chief technology officer, are present when appropriate. Executive sessions of the committee are scheduled and held throughout the year, including sessions in which the committee meets exclusively with the independent registered public accountant, independent cybersecurity advisor, chief audit executive, and chief compliance executive.

Compensation and Succession Committee

The senior human resources executive, general counsel, CFO and CEO regularly participate in meetings. The committee regularly meets in executive sessions that include just the independent compensation consultant or senior human resources executive.

▸ The senior human resources executive provides the committee with internal and external analyses of the structure of compensation programs. Throughout the year, the estimated and actual results under our incentive compensation plans are reviewed.

▸ The CFO discusses financial results relevant to incentive compensation, other financial measures, and accounting rules.

▸ The CEO advises on the alignment of incentive plan performance measures with strategy and the design of equity incentive awards. He also provides the committee with performance evaluations of senior executives and recommends merit increases and compensation awards.

▸ The general counsel provides input on the legal and regulatory environment and corporate governance best practices and ensures the proxy materials accurately reflect the committee's actions.

▸ The chief risk officer reports annually on compensation plan alignment with Board-approved risk and return principles.

Nominating and Governance Committee

The CEO and general counsel participate in meetings. The committee regularly meets in executive session without management present.

Risk and Return Committee

The chief risk officer, CFO, general counsel, CEO, vice chair, and chief audit executive participate in meetings. The committee regularly meets in executive session, including sessions with the chief risk officer.

The Allstate Corporation Board of Directors

Independent Lead Director: Judith A. Sprieser

Chair: Thomas J. Wilson

Meetings in 2018: 7

NEW ▸ The Board's meeting schedule was revised in 2018 to solely focus on strategy for three days in October

▸ Succession planning discussed at four meetings annually

Highly Independent Board

Nine out of ten directors on the Board are independent. Each director has input into Board and committee meeting schedules, agendas and materials. In addition, directors are provided opportunities throughout the year for independent discussion and reflection. The directors hold executive sessions without management present at every in-person Board and committee meeting. In 2018, small group director breakfasts were added to allow for additional independent contemplation of the matters discussed at meetings.

Audit Committee[1]

Report, pg. 85 ▸

Chair: Kermit R. Crawford   **Meetings in 2018:** 9

Other Members:
Michael L. Eskew   Gregg M. Sherrill
Siddharth N. Mehta

"The controls over operations and financial statement preparation continue to be highly effective. Cybersecurity risk continued to be an area of significant attention, and the independent cybersecurity advisor was retained for a third year to provide additional assessment capabilities. We also reviewed an independent external assessment of Allstate's ethics and compliance program."

— KERMIT R. CRAWFORD, CHAIR

Key Responsibilities:

▸ Oversees integrity of financial statements and other financial information and disclosures

▸ Oversees the system of internal control over accounting and financial reporting and disclosure controls and procedures

▸ Reviews the enterprise risk control assessment and guidelines, including cybersecurity risk and the major financial risk exposures and management's steps to monitor and control those risks

▸ Oversees the ethics and compliance program and compliance with legal and regulatory requirements

▸ Appoints, retains, and oversees the independent registered public accountant, and evaluates its qualifications, performance and independence

▸ Evaluates retaining independent cybersecurity advisor

▸ Oversees Allstate's internal audit function

▸ Has authority to engage independent counsel and other advisors to carry out its duties

Compensation and Succession Committee

Report, pg. 52 ▸

Chair: Michael L. Eskew   **Meetings in 2018:** 7

Other Members:
Margaret M. Keane   Perry M. Traquina
Andrea Redmond

"In 2018, the annual incentive plan and long-term equity plan were fully reviewed, with minor modifications made to ensure continued alignment with shareholder interests. We also focused on management succession over multiple time periods and operating scenarios, the strength of Allstate's human capital management programs, Allstate's inclusive diversity practices and annual pay fairness analyses."

— MICHAEL L. ESKEW, CHAIR

Key Responsibilities:

▸ Oversees Allstate's executive compensation plans

▸ Has authority to retain the committee's independent compensation consultant

▸ Assists the Board in determining all compensation elements of the executive officers, including the CEO

▸ Reviews the Compensation Discussion and Analysis and prepares the Compensation Committee Report in this proxy statement

▸ Reviews management succession plans, evaluation processes and organizational strength

▸ Reviews CEO's performance in light of approved goals and objectives

[1]   The Board determined that all members of the audit committee are independent under the New York Stock Exchange ("NYSE") and Securities and Exchange Commission ("SEC") requirements, and that Messrs. Eskew, Mehta, and Sherrill are each an audit committee financial expert as defined under SEC rules.

Robust Role for Independent Committee Chairs

Each of the committee chair roles includes the approval of meeting agendas and committee materials. Prior to each meeting, each committee chair has a separate conference call with the CEO and relevant operating executives. The committee chairs discuss meeting materials and agendas in advance of each meeting, which fosters independence and successful execution of each committee's responsibilities.

Use of Independent Advisors

Each committee operates under a written charter and has the ability to hire third-party advisors. Outside experts such as independent auditors, compensation consultants, governance specialists, cybersecurity experts, board search firm representatives, and financial advisors attend meetings to provide directors with additional information on issues. All committees, other than the executive committee, used independent external consultants in 2018.

NEW In 2018, an external advisor was used to assess Allstate's ethics and compliance program.



Judith A. Sprieser
INDEPENDENT LEAD DIRECTOR

"Oversight of strategy is a major area of attention, with the three-day October meeting focused solely on strategy. We spent considerable time reviewing initiatives to advance Allstate's strategy to grow market share in protecting people from life's uncertainties. This served as the foundation for the acquisition of InfoArmor. In response to stockholder engagement, the Board also reviewed the chief risk officer's first annual risk and return assessment of Allstate's political contributions program."

Nominating and Governance Committee



Chair: Andrea Redmond   **Meetings in 2018:** 5

Other Members:
Jacques P. Perold   Judith A. Sprieser
Gregg M. Sherrill

"The Committee is committed to ensuring Allstate continues to adopt best practices in corporate governance. In 2018, we focused on Board evaluations and effectiveness and hired an independent consultant to evaluate the Board. We also began overseeing Allstate's political contributions program in response to stockholder engagement."

— ANDREA REDMOND, CHAIR

Key Responsibilities:

▸ Recommends candidates for Board election and nominees for Board committees
▸ Recommends candidates for lead director and Chair
▸ Recommends criteria for selecting directors and the lead director, and determines director independence
▸ Reviews the Corporate Governance Guidelines and advises the Board on corporate governance issues
▸ Determines performance criteria and oversees the performance assessment of the Board, Board committees, and lead director
▸ Reviews Allstate's non-employee director compensation program
▸ Has authority to retain a director search firm and director compensation consultant
NEW ▸ Reviews Allstate's political contributions and sustainability initiatives

Risk and Return Committee



Chair: Siddharth N. Mehta   **Meetings in 2018:** 6

Other Members:
Kermit R. Crawford   Judith A. Sprieser
Jacques P. Perold   Perry M. Traquina

"Allstate's sophisticated risk and return management program was further refined during the year. We spent considerable time revising Allstate's enterprise risk-return principles, overseeing operational risk, and discussing economic capital methodologies. We also reviewed the potential impact of extremely low frequency scenarios, or ELFs."

— SIDDHARTH N. MEHTA, CHAIR

Key Responsibilities:

▸ Assists the Board in risk and return governance and oversight
▸ Reviews risk and return processes, policies, and guidelines used by management to evaluate, monitor, and manage enterprise risk and return
▸ Reviews Allstate's enterprise risk and return management function, including its performance, organization, practices, budgeting, and staffing
▸ Supports the audit committee in its oversight of risk assessment and management policies
▸ Has authority to retain outside advisors to assist in its duties

EXECUTIVE COMMITTEE

The Board has an Executive Committee made up of the lead director, committee chairs and Board Chair. The Executive Committee is chaired by Mr. Wilson and has the powers of the Board in the management of Allstate's business affairs to the extent permitted under the bylaws, excluding any powers granted by the Board to any other committee of the Board. In addition, the Executive Committee provides Board oversight if outside the scope of established committees or if an accelerated process is necessary. No meetings of the Executive Committee were necessary in 2018.

Board Independence and Related Person Transactions

Nominee Independence Determinations

The Board has determined that all directors who served during 2018, other than Mr. Wilson, are independent according to applicable law, the NYSE listing standards, and the Board's *Director Independence Standards* (which are included on www.allstateinvestors.com). In accordance with the *Director Independence Standards,* the Board has determined that the nature of the relationships with the corporation that are set forth in Appendix B do not create a conflict of interest that would impair a director's independence. The Board also determined that the members of the audit, compensation and succession, nominating and governance, and risk and return committees are independent within the meaning of applicable laws, the NYSE listing standards, and the *Director Independence Standards*.

When evaluating the independence of director nominees, the Board weighs numerous factors, including tenure. In particular, **the Board weighed the potential impact of tenure on the independence of our longest-serving director, Ms. Sprieser.** Ms. Sprieser has significant experience serving at Allstate under different operating environments and management teams, and served on the Board under two CEOs and prior to Mr. Wilson's appointment. The Board concluded that Ms. Sprieser is an effective director who fulfills her responsibilities with integrity and independence of thought. She appropriately challenges management and the status quo, and is reasoned, balanced, and thoughtful in Board deliberations and in communications with management. The Board determined that her independence from management has not been diminished by her years of service.

Related Person Transactions

The nominating and governance committee has adopted a written policy on the review, approval, or ratification of transactions with related persons, which is posted on the Corporate Governance section of www.allstateinvestors.com.

There were no related person transactions identified for 2018.

The committee or committee chair reviews transactions with Allstate in which the amount involved exceeds $120,000 and in which any related person had, has, or will have a direct or indirect material interest. In general, related persons are directors, executive officers, their immediate family members, and stockholders beneficially owning more than 5% of our outstanding stock. The committee or committee chair approves or ratifies only those transactions that are in, or not inconsistent with, the best interest of Allstate and its stockholders. Transactions are reviewed and approved or ratified by the committee chair when it is not practicable or desirable to delay review of a transaction until a committee meeting. The committee chair reports any approved transactions to the committee. Any ongoing, previously approved, or ratified related person transactions are reviewed annually.

Director Compensation

Director Compensation Program

The director compensation program is designed to appropriately compensate our non-employee directors for the time, expertise, and effort required to serve as a director of a large, complex, and highly regulated company and to align the interests of directors and long-term stockholders. The nominating and governance committee reviews non-employee director compensation annually and proposes changes, as appropriate, based on its review, benchmark information from peer companies, advice from an independent compensation consultant, and relevant compensation surveys.

AMONG THE HIGHLIGHTS OF OUR PROGRAM:

- Director total compensation, lead director and committee chair retainers, and equity grant practices are all benchmarked against insurance industry peer group and targeted at peer median.
- Equity makes up a meaningful portion of the directors' overall compensation mix to align interests with stockholders.
- A robust stock ownership guideline of five times the annual board membership cash retainer supports alignment with stockholders' interests.
- Special roles (such as lead director and committee chairs) are fairly recognized for their additional time commitments.
- No additional fees are paid for board meeting attendance.
- Annual restricted stock units are granted under a fixed-value formula and in accordance with the stockholder approved 2017 Equity Compensation Plan for Non-Employee Directors. The aggregate grant date fair value of any award during a calendar year may not exceed $800,000.

The following table describes each component of our non-employee director compensation program for 2018.

Role	Quarterly Cash Retainer[1][2]	Equity
Non-Employee Director	$31,250	The Board believes that a meaningful portion of a director's compensation should be in the form of equity securities to create a linkage with corporate performance and stockholder interests. Directors are granted restricted stock units on June 1 equal in value to $155,000 divided by the closing price of a share of Allstate common stock on such grant date, rounded to the nearest whole share.
Lead Director	$12,500	
Audit Committee Chair	$ 8,750	
Compensation and Succession Committee Chair and Risk and Return Committee Chair	$ 6,250	
Nominating and Governance Committee Chair	$ 5,000	

[1] Paid in advance on the first day of January, April, July, and October. The retainer is prorated for a director who joins the Board during a quarter.

[2] In 2018, based on peer benchmarking and an evaluation of the increased demands associated with committee service, effective January 1, 2019, the quarterly chair fee for the compensation and succession committee and risk and return committee was increased to $7,500 and $8,750, respectively. Both the annual retainer and chair fees for the committees were last increased effective January 1, 2017. No other changes were recommended for 2019 as director total compensation continues to be aligned with the insurance peer group and survey median.

Director Stock Ownership Guidelines

Each director is expected, within five years of joining the Board or within five years of an increase in annual retainer, if applicable, to accumulate an ownership position in Allstate common stock equal to five times the annual value of the cash retainer. Allstate's stock ownership guidelines specify that Allstate shares owned personally and beneficially, as well as unvested restricted stock units, count toward meeting the requirement.

Each director has met the ownership guideline, except for Ms. Keane, and Messrs. Perold, Sherrill, and Traquina, who joined the Board in the last five years.

2018 Director Compensation

The following table summarizes the compensation for each of our non-employee directors who served as a member of the Board and its committees in 2018.

Name	Leadership Roles Held During 2018	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	All Other Compensation ($)[4]	Total ($)
Kermit R. Crawford	Audit Committee Chair (May – December)	147,404	155,057	—	302,461
Michael L. Eskew	Compensation and Succession Committee Chair (May – December)	141,003	155,057	—	296,060
Margaret M. Keane		125,000	219,663	—	344,663
Siddharth N. Mehta	Risk and Return Committee Chair	150,000	155,057	—	305,057
Jacques P. Perold		125,000	155,057	—	280,057
Andrea Redmond	Nominating and Governance Committee Chair	145,000	155,057	—	300,057
John W. Rowe	Retired May 2018, Compensation and Succession Committee Chair (January – May)	75,000	0	10,000	85,000
Gregg M. Sherrill		125,000	155,057	—	280,057
Judith A. Sprieser	Lead Director	175,000	155,057	—	330,057
Mary Alice Taylor	Retired May 2018, Audit Committee Chair (January – May)	80,000	0	10,000	90,000
Perry M. Traquina		125,000	155,057	—	280,057

[1] Under the 2017 Equity Compensation Plan for Non-Employee Directors, directors may elect to receive Allstate common stock in lieu of cash compensation. In 2018, Margaret Keane elected to receive 50% of her retainer in stock and 50% in cash. Also, under Allstate's Deferred Compensation Plan for Non-Employee Directors, directors may elect to defer their retainers to an account that is credited or debited, as applicable, based on (a) the fair market value of, and dividends paid on, Allstate common shares (common share units); (b) an average interest rate calculated on 90-day dealer commercial paper; (c) S&P 500 Index, with dividends reinvested; or (d) a money market fund. No director has voting or investment powers in common share units, which are payable solely in cash. Subject to certain restrictions, amounts deferred under the plan, together with earnings thereon, may be transferred between accounts and are distributed after the director leaves the Board in a lump sum or over a period not in excess of ten years in accordance with the director's instructions. For 2018, Messrs. Eskew and Traquina elected to defer their cash retainer into common share units. The accumulated amount of Allstate common share units as of December 31, 2018, for any directors previously electing to defer their cash retainer, is reflected in the table below.

Amounts Deferred under Deferred Compensation Plan for Non-Employee Directors	Allstate Common Share Units (#)
Mr. Eskew	7,051
Mr. Traquina	2,844

[2] Grant date fair value for restricted stock units granted in 2018 is based on the final closing price of Allstate common stock on the grant dates, which in part also reflects the payment of expected future dividend equivalent rights. (See note 18 to our audited financial statements for 2018.) Ms. Keane received a prorated award when she joined the Board in 2018. The final grant date closing price was $93.86, except with respect to the prorated award granted to Ms. Keane, which was $104.71. The values were computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Each restricted stock unit entitles the director to receive one share of Allstate common stock on the conversion date (see footnote 3).

(3) The following table provides outstanding restricted stock units as of December 31, 2018, for each director. The value of the restricted stock units is based on the closing price of our common stock of $82.63 on December 31, 2018.

Name	Restricted Stock Units (#)	Value of Restricted Stock Units as of 12/31/18 ($)	Multiple of Annual Cash Retainer
Mr. Crawford	14,718	1,216,148	9.7
Mr. Eskew	10,057	831,010	6.6
Ms. Keane	2,269	187,487	1.5
Mr. Mehta	11,196	925,125	7.4
Mr. Perold	6,842	565,354	4.5
Ms. Redmond	30,190	2,494,600	20.0
Mr. Rowe (Retired May 2018)	0	—	—
Mr. Sherrill	2,777	229,464	1.8
Ms. Sprieser	43,848	3,623,160	29.0
Mrs. Taylor (Retired May 2018)	8,000	661,040	—
Mr. Traquina	5,401	446,285	3.6

Restricted stock unit awards granted before September 15, 2008, convert into common stock one year after termination of Board service. Restricted stock unit awards granted on or after September 15, 2008, and before June 1, 2016, convert into common stock upon termination of Board service. Restricted stock units granted on or after June 1, 2016, convert into common stock on the earlier of the third anniversary of the date of grant or upon termination of Board service. Directors had the option to defer the conversion of the restricted stock units granted on June 1, 2016, for ten years from the date of grant or the later of termination of Board service or June 1, 2024. The conversion of restricted stock units granted after June 1, 2016, may be deferred for ten years or until termination of Board service. In addition to the conversion periods described above, restricted stock units will convert upon death or disability. Each restricted stock unit includes a dividend equivalent right that entitles the director to receive a payment equal to regular cash dividends paid on Allstate common stock. Under the terms of the restricted stock unit awards, directors have only the rights of general unsecured creditors of Allstate and no rights as stockholders until delivery of the underlying shares.

Non-employee directors do not receive stock options as part of their compensation as a result of a policy change effective on June 1, 2009. There were no outstanding stock options as of year-end 2018.

(4) The $10,000 represents a charitable contribution made by Allstate to an entity selected by each of Mr. Rowe and Mrs. Taylor upon their retirement from the Board.

Executive Compensation

| PROPOSAL **2** | **Say-on-Pay: Advisory Vote on the Compensation of the Named Executives** |

The Board recommends a vote FOR this proposal. ✓

We conduct a say-on-pay vote every year at the annual meeting. While the vote is non-binding, the Board and the compensation and succession committee (the "committee" as referenced throughout the Compensation Discussion and Analysis and Executive Compensation sections) consider the results as part of their annual evaluation of our executive compensation program.

You may vote to approve or not approve the following advisory resolution on the executive compensation of the named executives:

RESOLVED, on an advisory basis, the stockholders of The Allstate Corporation approve the compensation of the named executives, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis and accompanying tables and narrative on pages 34-69 of the Notice of 2019 Annual Meeting and Proxy Statement.

Compensation Discussion and Analysis

Executive Overview

Our Compensation Discussion and Analysis describes Allstate's executive compensation program, including total 2018 compensation for our named executives listed below[1]:

THOMAS J. WILSON	MARIO RIZZO	JOHN E. DUGENSKE	GLENN T. SHAPIRO	STEVEN E. SHEBIK
Chair, President, and Chief Executive Officer (CEO)	Executive Vice President and Chief Financial Officer (CFO)	Executive Vice President and Chief Investment and Corporate Strategy Officer	President, Allstate Personal Lines	Vice Chair

[1] See Appendix C for a full list of Allstate's executive officers.

Business Highlights

In 2018, Allstate delivered strong results and implemented multiple initiatives to drive long-term profitable growth. Our management team continued to advance all five Operating Priorities:

$2.8 billion

Distributed to stockholders in cash through stock repurchases and common stock dividends

Operating Priorities	Results
Better serve customers	▶ Net Promoter Score increased for all major businesses ▶ Renewal ratio improved across Allstate, Esurance, and Encompass brands
Achieve target economic returns on capital	▶ Adjusted net income return on common shareholders' equity* of 14.8% for 2018
Grow customer base	▶ Policy growth accelerated for Allstate and Esurance property-liability businesses ▶ SquareTrade policies grew 29.9 million, or 77.1%, compared to the prior year
Proactively manage investments	▶ Net investment income of $3.2 billion in 2018, and total return on $81 billion investment portfolio of 0.8%
Build long-term growth platforms	▶ Expanded telematics offerings, Arity collecting 10 billion miles of data per month ▶ SquareTrade continued its rapid growth, adding a leading U.S. retailer during the year ▶ Acquired InfoArmor, a fast-growing identity protection provider

* Measures used in this proxy statement that are not based on generally accepted accounting principles ("non-GAAP") are denoted with an asterisk (*). These measures are defined and reconciled to the most directly comparable GAAP measures in Appendix A.

Allstate's one, three, and five-year total shareholder return was -19.5%, 40.7%, and 66.2%, respectively. The following chart shows Allstate's total shareholder return over one, three and five years relative to the market cap weighted average of the peer group used for 2018 compensation benchmarking (identified on page 48).

COMPARISON OF TOTAL SHAREHOLDER RETURN (%)



(1) Market Cap Weighted Average

Compensation Highlights

Compensation Governance

Allstate's executive compensation program includes industry best practices with a focus on **pay for performance** and a **strong link between performance measures and strategic objectives**.

NEW Allstate added a one-year minimum equity vesting provision in its equity compensation plan.

Shareholder Feedback

The Board considers feedback from shareholders on matters including compensation. At our last shareholder meeting, **93% of votes cast supported our executive compensation program**. The committee considered the vote results, investor input, and current market practices and determined that no significant changes should be made to the program.

Comparison with Peers

The committee uses the **50th percentile of our peer companies** as a guideline when setting total target direct compensation.

Independent Consultant

An independent compensation consultant provides **advice on incentive design** and the overall executive compensation program and pay levels.

Alignment of Pay with Performance

ANNUAL CASH INCENTIVE



	Threshold	Target	Maximum
Total Premiums (in millions)[1]	$35,600	$36,100	$36,600 — **$37,451**
Performance Net Income (in millions)[1]	$2,200	$2,800 — **$3,095**	$3,400
Net Investment Income (in millions)[1]	$2,875	$3,100 — **$3,240**	$3,325

174.7%

Average payout percentage for all NEOs

___ = Actual Results

[1] For a description of how these measures are determined, see pages 67-68

AIP % OF TARGET



	Mr. Wilson	Mr. Rizzo	Mr. Dugenske	Mr. Shapiro	Mr. Shebik
2016	55.1	N/A	N/A	N/A	62.3
2017	181.4	N/A	181.4	N/A	194.9
2018	173.4	173.4	173.4	182.8	173.4

2016-2018 PERFORMANCE STOCK AWARDS


Threshold
Target
Maximum
6.0%
13.0%
14.0%
Average Performance Net Income Return on Equity(1)
13.9%
161.5%
Payout percentage for all NEOs
Threshold
Target
Maximum
6.0%
12.0%
15.0%
Earned Book Value(1)
11.7%
= Actual Results

(1) For a description of how these measures are determined, see page 69

2018 Compensation Mix

The committee designs the executive compensation program to award pay in accordance with corporate, business unit and individual performance. A large percentage of total target compensation is at risk through long-term equity awards and annual cash incentive awards. These awards are linked to performance measures that correlate with long-term stockholder value creation. The mix of target total direct compensation for 2018 for our CEO and the average of our other named executives is shown in the chart below.

CHIEF EXECUTIVE OFFICER


9%
Base Salary (Cash)
26%
Annual Incentive (Cash)
65%
Long-Term Incentive (Equity)
At-Risk Performance-Based Pay: 91%

OTHER NEOs


17%
Base Salary (Cash)
27%
Annual Incentive (Cash)
56%
Long-Term Incentive (Equity)
At-Risk Performance-Based Pay: 83%

Allstate's Executive Compensation Principles

Allstate's executive compensation program is designed to ensure that the interests of our executives are aligned with our shareholders:

We Pay for Performance

The majority of our CEO's and other NEOs' compensation opportunity is at-risk and based on measurable performance goals.

We Establish a Strong Link Between Performance Measures and Strategic Objectives

Performance measures are linked to operating priorities designed to create long-term stockholder value.

Moreover, our program adheres to high standards of compensation governance.



What We Do

- Benchmark to Peers of Similar Industry, Size and Business Complexity.
- Target Pay at 50th Percentile of Peers.
- Independent Compensation Consultant.
- Moderate Change-in-Control Benefits.
- Double Trigger in the Event of a Change in Control.
- Maximum Payout Caps for Annual Cash Incentive Compensation and Performance Stock Awards ("PSAs").
- Robust Equity Ownership Requirements.
- Clawback of Certain Compensation if Restatement Resulting from Fraud or Intentional Misconduct or Non-Competition or Non-Solicitation Covenant Breach.
- **NEW** One-Year Minimum Equity Vesting Provision in the Equity Plan.



What We Do Not Do

- No Employment Agreements for Executive Officers.
- No Guaranteed Annual Salary Increases or Bonuses.
- No Special Tax Gross Ups.
- No Repricing or Exchange of Underwater Stock Options.
- No Plans that Encourage Excessive Risk-Taking.
- No Hedging or Pledging of Allstate Securities.
- No Inclusion of Equity Awards in Pension Calculations.
- No Dividends Paid on Unvested PSAs.
- No Excessive Perks.

Compensation Elements

The following table lists the elements of target direct compensation for our 2018 executive compensation program.

		Element and Delivery[1]	Why We Pay This Element	Key Characteristics	How We Determine Amount
FIXED	Short-Term	**Base Salary; Cash** 14%	Attract and retain executives with competitive level of cash compensation.	Reviewed annually and adjusted when appropriate.	Amounts based on experience, job scope, market data, and individual performance.
VARIABLE	Mid-Term	**Annual Cash Incentive Awards; Cash** 26%	Motivate and reward executives for performance on key strategic, operational, and financial measures during the year.	A corporate-wide funding pool based on performance on three measures: ▸ Total Premiums[2] ▸ Performance Net Income[2] ▸ Net Investment Income[2] Pool is then allocated based on individual performance.	Individual awards are based on job scope, market data, pool funding, and individual performance.
	Long-Term[3]	**Performance Stock Awards; Equity** 36%	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term stockholder value. Retain executive talent.	PSAs vest on the day before the third anniversary of the grant date. Actual amounts of PSAs vesting based on performance on three-year Performance Net Income Return on Equity[2] and Earned Book Value[2] with a requirement of positive Net Income for any payout above target.	Awards based on job scope, market data, and individual performance.
		Stock Options; Equity 24%	Align the interests of executives with long-term stockholder value. Retain executive talent.	Non-qualified stock options to purchase shares at the market price when awarded. Vest ratably over three years. Expire in ten years or, in the event of retirement, the earlier of five years or normal expiration.	Awards based on job scope, market data, and individual performance.

[1] Represents the average of the target direct compensation elements for all of the named executives in 2018.

[2] For a description of how these measures are determined, see pages 67-69.

[3] The committee may award cash and/or restricted stock units in connection with the hire of a new executive. Awards are typically to cover compensation amounts forfeited at the new executive's prior employer.

Compensation Decisions for 2018

THOMAS J. WILSON
Chair, President, and Chief Executive Officer

Key Responsibilities

Our Chair, President, and CEO is responsible for managing the Company's strategic direction, operating results, organizational health, ethics and compliance, and corporate responsibility.

2018 COMPENSATION

(in millions)



Base Salary $1.3

Long-Term Incentive Award $9.7

Annual Incentive (cash) $6.7

2018 Performance

Mr. Wilson's total compensation and the amount of each compensation element are driven by the design of our compensation program, his responsibilities, experience and performance, and peer company CEO compensation. The committee's independent compensation consultant annually reviews Mr. Wilson's compensation payments to advise the committee if any changes are warranted.

Mr. Wilson's performance as Chair, President, and CEO is evaluated under five categories: operating results, developing and implementing long-term strategy, maintaining and motivating a high-performance team, corporate stewardship and Board effectiveness. Performance is assessed over one- and three-year time periods.

▸ Operating Results. Achieved all five 2018 Operating Priorities. Insurance premiums and contract charges increased by $1.8 billion (5.3%), and policies in force grew by 38.4% to 113.9 million. Adjusted net income* rose to $2.85 billion in 2018 from $2.47 billion in the prior year. Allstate's annual total shareholder return was down for 2018. Allstate's three-year period total return was 40.7%, which exceeds both the three-year return of peers (25.3%), and the three-year return of the S&P 500 index (30.4%).

▸ Long-term Strategy. Improved competitive position of existing businesses while continuing to build long-term growth platforms. Acquisition of SquareTrade in 2017 is exceeding performance metrics. Acquired InfoArmor in 2018.

▸ High-Performance Team. Extremely competent, highly engaged team with excellent collaboration to achieve strategic vision.

▸ Corporate Stewardship. Corporate reputation is at an all-time high. Allstate is a leader in supporting youth empowerment and ending domestic violence.

▸ Board Effectiveness. Excellent governance processes, Board diversity, and shareholder engagement.

2018 Compensation Decisions

Mr. Wilson's annual cash incentive target of 300% of salary remained unchanged but his long-term equity incentive target was increased to 775% of salary (previously 750%).

▸ Salary. In 2018, the Board increased Mr. Wilson's salary from $1,250,000 to $1,300,000, based on an evaluation of his performance, level of responsibility, experience, and target compensation as compared to the peer group.

▸ Annual Cash Incentive Award. Mr. Wilson's target annual incentive payment of 300% of base salary with a maximum funding opportunity for the award pool of 200% of target was unchanged in 2018. The committee approved an annual cash incentive award of $6,719,194, which was equal to the funding level as determined by the actual results for the three performance measures of 173.4% of target.

▸ Equity Incentive Awards. In February 2018, based on its assessment of Mr. Wilson's performance in delivering strong business results in 2017, the committee granted him equity awards with a grant date fair value of $9,687,526, which was Mr. Wilson's target equity incentive award opportunity of 775% of salary.

MARIO RIZZO

Executive Vice President and Chief Financial Officer

Key Responsibilities

Our CFO has primary responsibility for the management of the Company's overall financial condition, system of internal controls, capital allocation, financial reporting, investor relations, acquisitions and divestitures, and capital market transactions.

2018 COMPENSATION
(in millions)



Long-Term Incentive Award **$2.1**

Base Salary **$0.7**

Annual Incentive (cash) **$1.5**

2018 Performance

Strong performance in first year as CFO, ensuring utilization of strong financial discipline and internal controls. Successfully executed numerous capital management actions.

2018 Compensation Decisions

▸ Salary. $700,000

▸ Incentive Targets. Mr. Rizzo's annual incentive target was 125% of salary and his target equity incentive opportunity was 300% of salary.

▸ Annual Cash Incentive Award. The committee approved an annual cash incentive award of $1,510,788 for Mr. Rizzo, which was equal to the funding level as determined by the actual results for the three performance measures of 173.4% of target.

▸ Equity Incentive Awards. In February 2018, based on a review of Mr. Rizzo's performance during 2017, the committee granted him equity awards with a grant date fair value of $2,100,042, which was Mr. Rizzo's target equity incentive award opportunity.

JOHN E. DUGENSKE

Executive Vice President and Chief Investment and Corporate Strategy Officer

Key Responsibilities

Mr. Dugenske is Executive Vice President and Chief Investment and Corporate Strategy Officer of Allstate Insurance Company and President of Allstate Investments. He oversees the Company's $81 billion investment portfolio. He is also responsible for facilitating the development of strategy for the Company and its market-facing businesses.

2018 COMPENSATION
(in millions)



Long-Term Incentive Award **$2.3**

Base Salary **$0.7**

Annual Incentive (cash) **$1.6**

Bonus **$2.0**

2018 Performance

Net Investment Income of $3.2 billion was above Plan, and total return on the portfolio exceeded relevant benchmarks. Enhanced investment decision processes and added responsibility for corporate strategy development.

2018 Compensation Decisions

▸ Salary. The committee approved an increase from $725,000 to $750,000 during 2018, based on his added responsibilities for corporate strategy, an evaluation of his performance, level of responsibility, and target compensation as compared to the peer group.

▸ Bonus. In connection with the commencement of his employment on March 1, 2017, Mr. Dugenske received a sign-on bonus of $4,000,000 payable in cash in two installments to offset the value of awards forfeited upon leaving his prior employer. The first installment was paid within sixty days of his start date, and the balance of $2,000,000 was paid thirty days after the first anniversary of his start date. If Mr. Dugenske terminates his employment within twenty-four months of either sign-on payment date, he must repay a prorated amount calculated over a twenty-four month period from the payment date.

▸ Incentive Targets. No changes were made to Mr. Dugenske's incentive targets in 2018. Mr. Dugenske's annual incentive target was 125% of salary and his target equity incentive opportunity was 300% of salary.

▸ Annual Cash Incentive Award. The committee approved an annual cash incentive award of $1,616,607 for Mr. Dugenske, which was equal to the funding level as determined by the actual results for the three performance measures of 173.4% of target.

▸ Equity Incentive Awards. In February 2018, based on a review of Mr. Dugenske's performance during 2017, the committee granted him equity awards with a grant date fair value of $2,300,036, which was Mr. Dugenske's target equity incentive award opportunity.

GLENN T. SHAPIRO
President, Allstate Personal Lines

Key Responsibilities
Mr. Shapiro is President of Allstate Brand Personal Lines and leads the product, claims, operations, risk, finance and distribution for this business, which comprises approximately 90% of Allstate's total earned premiums.

2018 COMPENSATION
(in millions)



Base Salary $0.7
Long-Term Incentive Award $2.4
Annual Incentive (cash) $2.1

2018 Performance
Successfully transitioned leadership from Allstate's President, further expanded Integrated Digital Enterprise initiatives, including Drivewise® telematics utilization and QuickFoto Claim. Allstate brand property-liability business had growth in policies in force of 2.3%, and underlying profitability exceeded plan.

2018 Compensation Decisions

▶ **Salary.** $750,000.

▶ **Incentive Targets.** Mr. Shapiro's annual incentive target was 150% of salary and his target equity incentive opportunity was 325% of salary.

▶ **Annual Cash Incentive Award.** The committee approved an annual cash incentive award of $2,050,000 for Mr. Shapiro, which was 182.8% of target and above the funding level as determined by the actual results for the three performance measures. The award was calculated above pool funding to recognize strong business results for Allstate Brand Personal Lines.

▶ **Equity Incentive Awards.** In February 2018, based on a review of Mr. Shapiro's performance during 2017, the committee granted him equity awards with a grant date fair value of $2,437,523, which was Mr. Shapiro's target equity incentive award opportunity.

STEVEN E. SHEBIK
Vice Chair

Key Responsibilities
Our Vice Chair has primary responsibility for oversight of Allstate Life and Retirement, Allstate Benefits, Encompass, Esurance, Allstate Business Insurance, Business Transformation, Discontinued Lines, and D3, a corporate analytics team. Mr. Shebik was previously the Chief Financial Officer.

2018 COMPENSATION
(in millions)



Base Salary $0.8
Long-Term Incentive Award $3.0
Annual Incentive (cash) $2.9

2018 Performance
Strong performance as Vice Chair with broad impact across the Company, including initiation of a relationship with a transportation network company, significant improvement in Esurance profitability, and acquisition of InfoArmor.

2018 Compensation Decisions

▶ **Salary.** The committee approved an increase from $800,000 to $850,000 during 2018, based on his new role.

▶ **Incentive Targets.** Mr. Shebik's annual incentive and equity incentive target opportunities were increased based on his new role and benchmarking against Allstate's peers. Mr. Shebik's annual incentive target was 200% of salary (previously 175%) and his target equity incentive opportunity was 350% of salary (previously 300%).

▶ **Annual Cash Incentive Award.** The committee approved an annual cash incentive award of $2,945,289 for Mr. Shebik, which was equal to the funding level as determined by the actual results for the three performance measures of 173.4% of target.

▶ **Equity Incentive Awards.** In February 2018, based on a review of Mr. Shebik's performance during 2017, the committee granted him equity awards with a grant date fair value of $2,975,013, which was Mr. Shebik's target equity incentive award opportunity.

Incentive Design and Goal Setting

For the annual and long-term incentive programs, the committee oversees a rigorous and comprehensive goal-setting process. The committee works to identify performance measures and ranges of performance in the annual and long-term programs that (1) align with the Company's strategy, operating principles and priorities, and stockholder interests, (2) support the achievement of corporate goals, and (3) reflect the Company's overall performance. The following timeline of key events reflects the committee's process:

Incentive Design, Payout, and Goal-Setting Process



NOVEMBER-JANUARY

▶ Establish plan design, performance measures and ranges (target, threshold, and maximum) for upcoming year for annual incentive plan and long-term incentive awards

▶ Review operating plans and compensation measures for alignment with enterprise risk and return principles

▶ Approve specific measurable goals for current year for annual incentive plan and three-year performance stock awards

FEBRUARY

▶ Determine the corporate pool for the annual incentive award based on actual performance

▶ Review the utilization of calculated corporate pool among market-facing businesses and areas of responsibility based on their operating performance in relationship to target amounts

▶ Determine the number of performance stock awards that will vest for the applicable measurement period based on actual performance

▶ Review and approve salary adjustments and annual incentive payments and equity grants for executive officers

APRIL-JULY

▶ Evaluate peer group to determine if any changes are required for the next performance cycle

▶ Compare against peers' actual compensation paid, operating results, and stockholder returns over one and three years as provided by the independent compensation consultant pay for performance analysis

▶ Review feedback from stockholders and governance firms

▶ Independent compensation consultant provides advice on incentive design and overall executive compensation program and executive pay levels

▶ The consultant provides compensation data from the peer group and information on current market practices and industry trends

ONGOING

▶ Review compensation philosophy and objectives in light of Company performance, Company goals and strategy, stockholder feedback, and external benchmarking

▶ Monitor compensation estimates in comparison to actual and relative performance

▶ Monitor compliance with management equity ownership requirements

Salary

▶ **In setting executive salary levels, the committee uses the 50th percentile of total target direct compensation of our peer companies as a guideline**, which supports Allstate's ability to compete effectively for and to retain executive talent. Annual merit increases for named executives are based on evaluations of their performance, using the enterprise-wide merit increase budget as a guideline.

Annual Cash Incentive Awards

▶ The committee sets annual cash incentive performance goals based on the annual operating plan. Target performance is equal to the operating plan. Threshold and maximum measures are based on a range of sensitivities relative to the operating plan. To further test the appropriateness of the ranges, the committee's independent consultant provides advice based on peer performance, market expectations and industry trends. The chief risk officer reviews the performance measures and ranges to ensure they are consistent with Allstate's risk and return principles.

▸ Actual performance on the performance measures determines the overall funding level of the corporate pool and the aggregate total award budget for eligible employees. In 2018, the pool was funded based on the collective results of three measures: Total Premiums, Performance Net Income, and Net Investment Income. Funding for each measure is equal to 0% below threshold, 50% at threshold, 100% at target and 200% at maximum, and results between threshold, target and maximum are subject to interpolation. For 2018, Total Return was eliminated as a performance measure since it accounted for only 4% of funding and can be a volatile measure, with wide variations year-over-year.

▸ In the event of a net loss, the corporate pool funding is reduced by 50% of actual performance for senior executives. For example, if performance measures ordinarily would fund the corporate pool at 60% and there was a net loss, then the corporate pool would be funded at 30% for senior executives. This mechanism ensures alignment of pay and performance in the event of multiple large natural catastrophes and/or extreme financial market conditions.

▸ **Target annual incentive percentages for each named executive are based on pay levels of peer companies and our benchmark target for total direct compensation at the 50th percentile.**

▸ Individual awards are based on job scope, market data, pool funding, and individual performance.

▸ We paid the 2018 cash incentive awards in March 2019. The following description shows how this corporate pool was funded and distributed to individual participants:

Step 1: Determine Calculation of Corporate Funding Pool
Formulaic with negative discretion applied by the committee in 2018

▸ The total pool available for distribution was calculated based on three performance measures established by the committee at the beginning of the performance period:

  ▸ *Total Premiums* (43%) – captures growth and competitive position of the businesses

  ▸ *Performance Net Income* (43%) – aligns with stockholders' expectations of operating profitability

  ▸ *Net Investment Income* (14%) – reflects a significant component of profitability

▸ The committee approved the total corporate funding pool after the end of the performance period based on the actual results on these performance measures. The committee exercised negative discretion to adjust the Performance Net Income measure to reflect tax savings that were not utilized as planned during the year. For the actual results and detail on how each measure was defined and calculated, see pages 67-68.

The annual incentive compensation plan was funded at 173.4% of target in 2018 for officers.

Step 2: Determine Annual Incentive Payments to the Named Executives and other Executive Officers
Minimal discretion was applied to the Named Executives by the committee in 2018

▸ Committee's compensation recommendations **for the CEO** are reviewed and approved by the independent directors of our Board in executive session.

▸ Committee reviews and approves CEO recommendations **for executive officers** based on individual performance.

▸ The individual performance factors considered by the committee for both CEO and executive officer performance are outlined on pages 40-42.

The payout for the Named Executives ranged from $1.5 million to $6.7 million and the average was 174.7% of target.

Step 3: Determine Annual Incentive Payment for Other Eligible Participants
The committee was not involved with annual incentive decisions below executive officers

▶ The CEO allocated the corporate pool between the market-facing businesses and areas of responsibility based on relative performance against annual operating goals

For 2018, the CEO exercised discretion in allocating pool funding to certain areas of responsibility.

▶ Individual awards for eligible employees were determined by senior leaders and were subject to approval by the CEO
  ▶ **Senior leaders were tasked to ensure high-performing participants earned awards that were at least two times the awards earned by lower-performing participants on a relative basis.**

For 2018, actual differentiation for high performers was 2.2.

Performance Stock Awards and Stock Options

▶ We grant equity awards annually to executives consistent with market practice and our philosophy that a significant amount of compensation should be in the form of equity. Additionally, from time to time, equity awards are granted to attract new executives and to retain existing executives.

▶ Since 2016, the mix of equity incentives for senior executives has been 60% PSAs and 40% stock options. We believe both PSAs and stock options are forms of performance-based incentive compensation because PSAs are earned based on achieving established performance goals and stock options require stock price appreciation to deliver value to an executive. The PSAs vest based on results for Average Performance Net Income ROE (70%) and Earned Book Value (30%) over the three-year measurement period. The actual number of PSAs vesting is between 0% to 200% of the target number of PSAs granted.

▶ The committee selected Performance Net Income ROE as one performance measure because it:
  ▶ Measures performance in a way that is tracked and understood by investors.
  ▶ Captures both income statement and balance sheet impacts, including capital management actions.
  ▶ Correlates to changes in long-term stockholder value.

▶ Earned Book Value was selected as the second measure since it includes unrealized changes in the value of the investment portfolio and excludes the impacts of change in utilization of debt.

▶ Both measures are further described on page 69. For both measures, the committee considered historical and expected performance, market expectations and industry trends when approving the range of performance.

▶ For all PSA awards, Performance Net Income and Earned Book Value include a minimum or maximum amount of after-tax catastrophe losses if actual catastrophe losses are less than or exceed those amounts, respectively, which serves to decrease volatility and stabilize the measure.

▶ The committee requires positive Net Income in order for our executives to earn PSAs based on Average Performance Net Income ROE above target. If Allstate has a net loss in a measurement period, the number of PSAs vested would not exceed target, regardless of the Average Performance Net Income ROE. This positive Net Income hurdle is included to prevent misalignment between Allstate reported net income and the PSAs vested based on the Average Performance Net Income ROE result. This situation could occur if, for example, catastrophe losses or capital losses that are not included in Performance Net Income ROE caused Allstate to report a net loss for the period. For a description of the calculation, see page 69.

▶ At the end of each measurement period, the committee certifies the level of our Average Performance Net Income ROE and Earned Book Value achievement. PSAs will vest following the end of the three-year performance cycle if the performance conditions are met, subject to continued employment (other than in the event of death, disability, retirement, or a qualifying termination following a change in control).

For the 2019-2021 award, the Average Performance Net Income ROE and Earned Book Value measures are calculated, respectively, as follows:



Performance Net Income[1]	**+**	**Catastrophe Losses**	**÷**	**Adjusted Common Shareholders' Equity**[2]	**=**	**Average Performance Net Income ROE**
Average for three years in the performance cycle		Adjusted to reflect a minimum or maximum amount of catastrophe losses		Average of common shareholders' equity excluding unrealized gains and losses, after tax, at December 2018, and at the end of each year in the performance cycle		**70% of PSA Performance Measure**

Common Shareholders' Equity	**+**	**Capital Transactions**	**+**	**Catastrophe Losses**	**→**	**Earned Book Value**[3]**:**
Reported common shareholders' equity at December 2021		Adjusted to add back common share repurchases and common share dividends during the performance period		Adjusted to reflect a minimum or maximum amount of catastrophe losses		Compound annual growth rate between reported common shareholders' equity at December 2018 and adjusted common shareholders' equity at December 2021

30% of PSA Performance Measure

Three-Year Measurement Period

[1] Performance Net Income for the 2019-2021 PSA award is defined on pages 67-69.
[2] Adjusted Common Shareholders' Equity for the 2019-2021 PSA award is defined on page 69.
[3] Earned Book Value is defined on page 69.

2019-2021 PERFORMANCE STOCK AWARD RANGE OF PERFORMANCE

	Performance Measures		
	Threshold	**Target**	**Maximum**
Average Performance Net Income ROE (70%)[1]	7.0%	14.0%	16.0%
Earned Book Value (Compound Annual Growth) (30%)	7.0%	12.0%	14.0%
Payout	0%	100%	200%

[1] Subject to positive Net Income hurdle. For a description of how this measure is determined, see page 69.

Equity Ownership Requirements

Instituted in 1996, stock ownership requirements oblige each of the named executives to own Allstate common stock worth a multiple of base salary to link management and stockholders' interests. The following chart shows the salary multiple requirement and the equity holdings that count toward the requirement.

> The current stock ownership requirements apply to 107 of our senior executives and other officers as of December 31, 2018, and require these executives to hold 75% of net shares received as a result of equity compensation awards until their salary multiple requirements is met.

STOCK OWNERSHIP AS MULTIPLE OF BASE SALARY AS OF DECEMBER 31, 2018

Named Executive	Requirement	Actual	Vested in The Money Option Value (after-tax)
Mr. Wilson	6	39	33
Mr. Rizzo[1]	3	1	1
Mr. Dugenske	3	5	0
Mr. Shapiro[1]	3	2	0
Mr. Shebik	3	11	7

39 TIMES ANNUAL SALARY

The value of shares of Allstate's common stock held by Mr. Wilson as of December 31, 2018

[1] Messrs. Rizzo's and Shapiro's stock ownership requirement and salaries changed in 2018 as a result of their promotions.



What Counts Toward the Requirement

+ Allstate shares owned personally and beneficially
+ Shares held in the Allstate 401(k) Savings Plan
+ Unvested restricted stock units



What Does Not Count Toward the Requirement

– Unexercised stock options
– Unvested performance stock awards

Policies on Hedging and Pledging Securities

We have a policy that prohibits all officers, directors, and employees from engaging in transactions in securities issued by Allstate or any of its subsidiaries that might be considered speculative or hedging, such as selling short or buying or selling options. We also have a policy that prohibits senior executives and directors from pledging Allstate securities as collateral for a loan or holding such securities in a margin account, unless an exception is granted by the Chair or lead director.

Timing of Equity Awards and Grant Practices

Typically, the committee approves grants of equity awards during a meeting in the first fiscal quarter. The timing allows the committee to align awards with our annual performance and business goals.

Throughout the year, the committee may grant equity incentive awards to newly hired or promoted executives or to retain or recognize executives. The grant date for these awards was fixed as the third business day of a month following the later of committee action or the date of hire or promotion, or for recognition grants, such other date specified by the committee.

For additional information on the committee's practices, see portions of the Board's Risk Oversight Responsibilities and Board Meetings and Committees sections of this proxy statement on pages 21 and 27, respectively.

Peer Benchmarking

The committee monitors performance toward goals throughout the year and reviews the executive compensation program design and executive pay levels annually. As part of that evaluation, Compensation Advisory Partners, the committee's independent compensation consultant, provided executive compensation data, information on current market practices, and alternatives to consider when determining compensation for our named executives. The committee benchmarks executive compensation program design, executive pay, and performance against a group of peer companies that are publicly traded. Product mix, market segment, annual revenues, premiums, assets, and market value were considered when identifying peer companies. The committee believes Allstate competes against these companies for executive talent, business and stockholder investment. The committee reviews the composition of the peer group annually with the assistance of its compensation consultant.

The compensation consultant's recommendation has been to use a peer group that reflects Allstate's business and operations. Currently, eight out of ten of Allstate's peer companies also include Allstate in their respective peer company lists. The following table reflects the peer group used for 2018 compensation benchmarking. No changes were made to the peer group for 2019.

PEER COMPANIES[1]

Company Name	Revenue ($ in billions)	Market Cap ($ in billions)	Assets ($ in billions)	Premiums ($ in billions)	Total Shareholder Return (%)		
					One Year	Three Years	Five Years
AFLAC Inc.	21.8	34.4	140.4	18.7	6.2	63.2	53.7
American International Group Inc.	47.4	34.2	492.0	33.4	(32.1)	(31.8)	(15.3)
Chubb Limited	32.7	59.3	167.8	30.1	(9.6)	17.8	40.6
CNA Financial Corporation	9.1	12.0	57.2	7.3	(11.2)	58.4	46.7
The Hartford Financial Services Group Inc.	19.0	16.0	62.3	16.2	(19.2)	8.6	34.9
Manulife Financial Corporation	28.8	28.0	549.8	18.5	(29.3)	5.8	(15.0)
MetLife Inc.	67.9	39.4	687.5	49.3	(15.8)	5.9	0.0
The Progressive Corporation	32.0	35.2	46.6	30.9	9.4	103.0	158.7
Prudential Financial Inc.	63.0	33.5	815.1	41.8	(26.5)	10.7	3.2
The Travelers Companies Inc.	30.3	31.6	104.2	27.1	(9.6)	13.7	48.3
Allstate	39.8	27.4	112.2	36.5	(19.5)	40.7	66.2
Allstate Ranking Relative to Peers:							
Property and Casualty Insurance Products	3 of 8	6 of 8	4 of 8	2 of 8	7 of 8	3 of 8	2 of 8
Life Insurance and Financial Products	4 of 7	6 of 7	6 of 7	3 of 7	4 of 7	2 of 7	1 of 7
All Peer Companies	4 of 11	9 of 11	7 of 11	3 of 11	8 of 11	4 of 11	2 of 11

[1] Information as of year-end 2018.

The committee uses compensation surveys for certain executives that provide information on companies of similar size and business mix as Allstate, as well as companies with a broader market context.

The committee uses the 50th percentile of our peer group as a guideline in setting the target total direct compensation of our named executives. Within the guideline, the committee balances the various elements of compensation based on individual experience, job scope and responsibilities, performance, tenure, and market practices.

Other Elements of Compensation

To remain competitive with other employers and to attract, retain, and motivate highly talented executives and other employees, we offer the benefits listed in the following table.

Benefit or Perquisite	Named Executives	Other Officers and Certain Managers	All Full-time and Regular Part-time Employees
401(k)[1] and defined benefit pension	●	●	●
Supplemental retirement benefit	●	●	
Health and welfare benefits[2]	●	●	●
Supplemental long-term disability	●	●	
Deferred compensation	●	●	
Tax preparation and financial planning services[3]	●	●	
Personal use of aircraft, ground transportation, and mobile devices[4]	●	●	
Tickets to Allstate events[5]	●	●	●

[1]   Allstate contributed $0.80 for every dollar of matchable pre-tax or Roth 401(k) deposits made in 2018 (up to 5% of eligible pay).

[2]   Including medical, dental, vision, life, accidental death and dismemberment, long-term disability, and group legal insurance. For named executives and other senior officers, Allstate offers an executive physical program.

[3]   All officers are eligible for tax preparation services. Financial planning services were provided only to senior executives.

[4]   The Board encourages the CEO to use our corporate aircraft when it improves his efficiency in managing the company, even if it is for personal purposes. Personal usage is counted as taxable compensation. In limited circumstances approved by the CEO, other senior executives are permitted to use our corporate aircraft for personal purposes. Ground transportation is available to senior executives. Mobile devices are available to senior executives, other officers, and certain managers and employees depending on their job responsibilities.

[5]   Tickets to Allstate-sponsored events or the Allstate Arena are offered as recognition for service.

Retirement Benefits

Each named executive participates in two different defined benefit pension plans. The Allstate Retirement Plan (ARP) is a tax qualified defined benefit pension plan available to all of our regular full-time and regular part-time employees who meet certain age and service requirements. The ARP provides an assured retirement income based on an employee's level of compensation and length of service at no cost to the employee. As the ARP is a tax qualified plan, federal tax law limits (1) the amount of an individual's compensation that can be used to calculate plan benefits and (2) the total amount of benefits payable to a plan participant on an annual basis. For certain employees, these limits may result in a lower benefit under the ARP than would have been payable otherwise. Therefore, the Supplemental Retirement Income Plan (SRIP) is used to provide ARP-eligible employees whose compensation or benefit amount exceeds the federal limits with an additional defined benefit in an amount equal to what would have been payable under the ARP if the federal limits did not exist. Effective January 1, 2014, Allstate modified its defined benefit pension plans so that thereafter, all eligible employees earn pension benefits under a new cash balance formula. The total value of Mr. Wilson's pension benefit as of December 31, 2018, is $18,422,050 less than it would have been without the 2014 pension change.

Change in Control and Post-Termination Benefits

Consistent with our compensation objectives, we offer these benefits to attract, motivate, and retain executives. Change in control benefits and post-termination benefits are designed to maintain alignment between the interests of our executives and our stockholders in the event of a sale or merger of the Company.

The following summarizes Allstate's change-in-control benefits for the executive officers:

▸ For the CEO, the amount of cash severance payable is three times the sum of base salary and target annual incentive. For the other executive officers, the amount of cash severance payable is two times the sum of base salary and target annual incentive.

▸ The change in control severance plan ("CIC Plan") does not include excise tax gross ups or a lump sum cash pension enhancement.

▸ In order to receive the cash severance benefits under the CIC Plan, a participant must have been terminated (other than for cause, death, or disability) or the participant must have terminated employment for good reason (such as adverse changes in the terms or conditions of employment, including a material reduction in base compensation, a material change in authority, duties, or responsibilities, or a material change in job location) within two years following a change in control.

▸ Long-term equity incentive awards vest on an accelerated basis due to a change in control only if the participant has been terminated (other than for cause, death, or disability) or the participant terminated employment for good reason (as defined above) within two years following a change in control.

The change in control and post-termination arrangements that are described in the *Potential Payments as a Result of Termination or Change in Control* section on pages 63-65 are not provided exclusively to the named executives. A larger group of management employees is eligible to receive many of the post-termination benefits described in that section.

Clawback of Compensation

Awards made to executive officers after May 19, 2009, under short- and long-term incentive compensation plans, are subject to clawback in the event of certain financial restatements. Annual cash incentive and equity awards granted after May 19, 2009, are also subject to cancellation or recovery in certain circumstances if the recipient violates non-solicitation covenants. Equity awards granted after February 21, 2012, are subject to cancellation in certain circumstances if the recipient violates non-competition covenants.

Impact of Tax Considerations on Compensation

Internal Revenue Code Section 162(m) generally precludes Allstate from taking a tax deduction for compensation paid in excess of $1 million annually to certain current and former executive officers, including our CEO, CFO and the three other most highly compensated executives, unless the compensation is paid pursuant to certain "grandfathered" arrangements entered into prior to November 2, 2017. Prior to the passage of the Tax Cuts and Jobs Act of 2017 the ("Tax Legislation"), we were able to deduct more than $1 million in compensation if the compensation was performance-based, was paid under a plan that met certain performance-based requirements and otherwise met certain requirements under Internal Revenue Code Section 162(m).

In determining compensation for our executive officers, the committee considers the extent to which the compensation is deductible, including the effect of Internal Revenue Code Section 162(m). In prior years, the committee generally sought to structure our executive incentive compensation so that it qualified as performance-based compensation under Section 162(m) where doing so was consistent with Allstate's compensation objectives, but it reserved the right to award nondeductible compensation and on occasion did so. The committee continues to evaluate the changes to Internal Revenue Code Section 162(m) and their significance to Allstate's compensation programs, but in any event its primary focus in its compensation decisions will remain on most productively furthering Allstate's business objectives and not on whether the compensation is deductible. The committee did not make significant changes to Allstate's executive compensation program for 2018 in response to the Tax Legislation.

Earned Annual Cash Incentive Awards

In 2018, the total corporate pool was based on three measures: Total Premiums, Performance Net Income, and Net Investment Income. The 2018 annual incentive plan targets for the Total Premiums and Performance Net Income measures were 2.8% and 3.6% above 2017 actual results, respectively. The Net Investment Income measure was lower than prior year performance to reflect greater than expected results in 2017 from performance-based investments in Allstate's portfolio. Modest adjustments were made to the range between threshold and maximum for the performance measures in alignment with sensitivities in the operating plan.

The 2019 annual incentive plan targets are not included since those targets do not relate to 2018 pay, and because target performance is set at the 2019 operating plan, which is proprietary information.

The compensation and succession committee considers the Company's operating plan as well as prior year targets and actual results in setting annual incentive plan goals.

Measure	2017			2018		
	Target	Actual	Payout %	Target	Actual	Payout %
Total Premiums (in millions)	$34,900	$35,120	158.7%	$36,100	$37,451	200.0%
Performance Net Income (in millions)	$ 2,000	$ 2,703	200.0%	$ 2,800	$ 3,095	149.2%
Net Investment Income (in millions)	$ 3,000	$ 3,188	200.0%	$ 3,100	$ 3,240	162.2%
Total Return[1]	3.5%	5.9%	180.0%	—	—	—
Aggregate Payout Percentage	—	—	181.4%	—	—	173.4%

[1] For 2018, Total Return was eliminated as a performance measure since it accounted for only 4% of funding and can be a volatile measure, with wide variations year-over-year.

For a description of how the 2018 measures are determined, see pages 67-68. The ranges of performance and 2018 actual results are shown in the following table.

2018 ANNUAL CASH INCENTIVE AWARD RANGES OF PERFORMANCE

Measure	Threshold	Target	Maximum	Actual Results	%Target
Total Premiums (in millions)	$35,600	$36,100	$36,600	$37,451	200.0%
Performance Net Income (in millions)	$ 2,200	$ 2,800	$ 3,400	$ 3,095	149.2%
Net Investment Income (in millions)	$ 2,875	$ 3,100	$ 3,325	$ 3,240	162.2%
Payout Percentages					
Named Executives[1]	50%[2]	100%	200%		173.4%

[1] Payout percentages reflect contribution to incentive compensation pool. Actual awards vary depending on individual performance.
[2] Actual performance below threshold results in a 0% payout.

Performance Stock Awards ("PSAs")

For the last five PSA grants, the performance measures and levels of performance needed to earn the threshold, target and maximum number of PSAs, as well as actual results and payout percentages, are set forth in the table below. The total shareholder returns for Allstate and its peers are also shown for completed cycles.

PERFORMANCE STOCK AWARDS RANGES OF PERFORMANCE

Performance Cycle[1]	Threshold	Target	Maximum	Actual Results	Payout Percentage	Total Shareholder Return	
						Allstate	Peers
Vested Awards							
2014-2016	6.0%	13.0%	14.5%	12.1%	87.1%	43.2%	26.8%
2015-2017	6.0%	13.5%	14.5%	12.2%	82.7%	56.8%	40.0%
2016-2018					161.5%	40.7%	25.3%
- Performance Net Income ROE (70%)	6.0%	13.0%	14.0%	13.9%	190%		
- Earned Book Value (30%)	6.0%	12.0%	15.0%	11.7%	95%		

Performance Cycle[1]	Threshold	Target	Maximum	Actual Results	Payout Percentage
Outstanding Awards					
2017-2019					
- Performance Net Income ROE (70%)	6.0%	11.0%	13.0%	Two year results are above Target for both measures[2]	
- Earned Book Value (30%)	6.0%	9.0%	11.0%		
2018-2020					
- Performance Net Income ROE (70%)	7.0%	13.5%	15.0%	One year results are above Target for both measures[2]	
- Earned Book Value (30%)	7.0%	12.5%	14.0%		
Payout Percentages	0%	100%	200%		

Subject to positive Net Income hurdle
For Performance Net Income ROE

[1] For the performance cycles prior to 2016, Average Performance Net Income ROE was the performance measure. In 2016, Earned Book Value was added as a second performance measure.

[2] Payouts under the PSAs are based on performance over the three-year period, and actual results will not be known until the end of the performance period.

The following table shows the target number of PSAs granted to each of our named executives for the 2016-2018, 2017-2019, and 2018-2020 performance cycles.

PERFORMANCE CYCLE[1]

	Target Number of PSAs for		
Named Executive	**2016-2018 Performance Cycle**	**2017-2019 Performance Cycle**	**2018-2020 Performance Cycle**
Mr. Wilson	86,650	68,922	62,635
Mr. Rizzo	2,901	2,929	13,578
Mr. Dugenske	N/A	15,942	14,871
Mr. Shapiro	N/A	11,966	15,760
Mr. Shebik	26,476	25,463	19,235

[1] The actual number of PSAs that will vest will vary from 0% to 200% of the target PSAs based on Average Performance Net Income ROE and Earned Book Value for the measurement period. The number of PSAs that vest will be determined in 2019, 2020, and 2021, respectively.

Compensation Committee Report

The committee has reviewed and discussed with management the Compensation Discussion and Analysis contained on pages 34-52 of this proxy statement. Based on such review and discussions, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation and Succession Committee

MICHAEL L. ESKEW (CHAIR)   **MARGARET M. KEANE**   **ANDREA REDMOND**   **PERRY M. TRAQUINA**

Summary Compensation Table

The following table summarizes the compensation of the named executives for the last three fiscal years. However, for Messrs. Rizzo and Shapiro, only the last fiscal year is shown since this is their first year as a named executive. For Mr. Dugenske, only the last two fiscal years are shown since this is his second year as a named executive.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2][3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)	Total Without Change in Pension Value ($)[7]
Thomas J. Wilson Chair, President, and Chief Executive Officer	2018	1,290,385	—	5,812,528	3,874,998	6,719,194	873,170	116,971	18,687,246	17,814,076
	2017	1,241,346	—	5,400,039	3,599,997	6,759,264	1,688,142	68,541	18,757,329	17,069,187
	2016	1,200,000	—	5,400,028	3,600,000	1,982,880	1,574,760	55,847	13,813,515	12,238,755
Mario Rizzo Executive Vice President and Chief Financial Officer	2018	690,577	—	1,260,038	840,004	1,510,788	—	25,391	4,326,798	4,326,798
John E. Dugenske Executive Vice President and Chief Investment and Corporate Strategy Officer	2018	745,192	2,000,000	1,380,029	920,007	1,616,607	78,006	24,560	6,764,401	6,686,395
	2017	593,942	2,000,000	5,305,014	870,005	1,377,908	—	17,026	10,163,895	10,163,895
Glenn T. Shapiro President, Allstate Personal Lines	2018	743,942	—	1,462,528	974,995	2,050,000	46,564	38,270	5,316,299	5,269,735
Steven E. Shebik Vice Chair	2018	848,654	—	1,785,008	1,190,005	2,945,289	351,319	37,560	7,157,835	6,806,516
	2017	795,673	—	1,995,026	1,329,994	2,600,000	512,201	38,398	7,271,292	6,759,091
	2016	770,673	—	1,649,984	1,100,001	600,000	479,800	28,690	4,629,148	4,149,348

(1) Mr. Dugenske received a sign-on bonus in connection with the commencement of his employment on March 1, 2017. The cash bonus was payable in two installments. The first installment was paid within sixty days of his start date, and the second installment was paid within thirty days after the first anniversary of his start date. In certain circumstances, these amounts are subject to repayment.

(2) Mr. Dugenske received a sign-on grant of restricted stock units ("RSUs") on April 5, 2017. These RSUs will become 100% vested on April 4, 2020.

(3) The aggregate grant date fair value of PSAs granted in 2018, 2017, and 2016, and the RSUs granted in 2017 to Mr. Dugenske, is computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 (ASC 718). The fair value of PSAs and RSUs is based on the final closing price of Allstate's common stock on the grant date, which in part reflects the payment of expected future dividends. (See note 18 to our audited financial statements for 2018.) This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The value of PSAs is based on the probable satisfaction of the performance conditions. The number of PSAs granted in 2018 to each named executive is provided in the *Grants of Plan-Based Awards* table on page 56. The value of the PSAs granted in 2018 at grant date fair value share price if maximum corporate performance were to be achieved is as follows: Mr. Wilson $11,625,056, Mr. Rizzo $2,520,077, Mr. Dugenske $2,760,058, Mr. Shapiro $2,925,056, and Mr. Shebik $3,570,016.

(4)   The aggregate grant date fair value of option awards is computed in accordance with FASB ASC 718. The fair value of each option award is estimated on the grant date using a binomial lattice model and the assumptions (see note 18 to our audited financial statements for 2018) as set forth in the following table:

	2018	**2017**	**2016**
Weighted average expected term	5.7 years	6.1 years	5.0 years
Expected volatility	15.6-30.7%	15.7-32.7%	16.0-34.3%
Weighted average volatility	19.8%	21.0%	24.3%
Expected dividends	1.5-2.2%	1.4-1.9%	1.9-2.1%
Weighted average expected dividends	2.0%	1.9%	2.1%
Risk-free rate	1.3-3.2%	0.5-2.5%	0.2-2.4%

This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The number of options granted in 2018 to each named executive is provided in the *Grants of Plan-Based Awards* table on page 56.

(5)   Amounts reflect the aggregate increase in actuarial value of the pension benefits as set forth in the *Pension Benefits* table, accrued during 2018, 2017, and 2016. These are benefits under the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP). Non-qualified deferred compensation earnings are not reflected since our Deferred Compensation Plan does not provide above-market earnings. The pension plan measurement date is December 31. (See note 17 to our audited financial statements for 2018.)

The following table reflects the respective change in the actuarial value of the benefits provided to the named executives in 2018:

Name	**ARP ($)**	**SRIP ($)**
Mr. Wilson	26,769	846,401
Mr. Rizzo	(34,216)	17,743
Mr. Dugenske	7,917	70,089
Mr. Shapiro	7,182	39,382
Mr. Shebik	42,161	309,158

Interest rates and other assumptions can have a significant impact on the change in pension value from one year to another. Effective January 1, 2014, Allstate modified its pension plans so that all eligible employees earn future pension benefits under a new cash balance formula. Had these pension benefit changes not been made, the change in actuarial value of benefits provided for each named executive in 2018 would have been as indicated in the following table under the prior formula:

Name	**ARP ($)**	**SRIP ($)**
Mr. Wilson	101,414	3,150,777
Mr. Rizzo	(33,062)	342,695
Mr. Dugenske	7,152	47,867
Mr. Shapiro	6,593	38,402
Mr. Shebik	62,839	2,907,282

(6)   The following table describes the incremental cost of other benefits provided in 2018 that are included in the "All Other Compensation" column.

Name	**Personal Use of Aircraft[1] ($)**	**401(k) Match[2] ($)**	**Other[3] ($)**	**Total All Other Compensation ($)**
Mr. Wilson	72,331	11,000	33,640	116,971
Mr. Rizzo	0	11,000	14,391	25,391
Mr. Dugenske	0	11,000	13,560	24,560
Mr. Shapiro	0	11,000	27,270	38,270
Mr. Shebik	0	11,000	26,560	37,560

(1)   The amount reported for personal use of aircraft is based on the incremental cost method, which is calculated based on Allstate's average variable costs per flight hour. Variable costs include fuel, maintenance, on-board catering, landing/ramp fees, and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of flight hours flown by the aircraft to derive an average variable cost per flight hour. This average variable cost per flight hour is then multiplied by the flight hours flown for personal use to derive the incremental cost. This method of calculating the incremental cost excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, costs incurred in purchasing the aircraft, and non-trip-related hangar expenses.

(2)   Each of the named executives participated in our 401(k) plan during 2018. The amount shown is the amount allocated to their accounts as employer matching contributions. Each of Messrs. Dugenske and Shapiro will not be vested in the employer matching contribution until they have completed three years of vesting service, respectively.

(3)   "Other" consists of personal benefits and perquisites related to mobile devices, tax preparation services, financial planning, ground transportation, executive physical related items and supplemental long-term disability coverage. There was no incremental cost for the use of mobile devices. We provide supplemental long-term disability coverage to all regular full- and part-time employees who participate in the long-term disability plan and whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan. This coverage is self-insured (funded and paid for by Allstate when obligations are incurred). No obligations for the named executives were incurred in 2018, and therefore, no incremental cost is reflected in the table.

(7)   We have included an additional column to show total compensation minus the change in pension value. The amounts reported in this column may differ substantially from, and are not a substitute for, the amounts reported in the "Total" column required under SEC rules. The change in pension value is subject to several external variables, including interest rates, that are not related to Company or individual performance and may differ significantly based on the formula under which the benefits were earned.

Grants of Plan-Based Awards at Fiscal Year-end 2018

The following table provides information about awards granted to our named executives during fiscal year 2018.

| Name | Grant Date | Plan Awards[1] | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[3] | | | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh)[4] | Grant Date Fair Value ($)[5] | |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			Stock Awards	Option Awards
Mr. Wilson	—	Annual cash incentive	1,937,261	3,874,521	15,498,084							
	02/22/2018	PSAs				0	62,635	125,270			5,812,528	
	02/22/2018	Stock options							227,406	92.80		3,874,998
Mr. Rizzo	—	Annual cash incentive	435,587	871,173	3,484,692							
	02/22/2018	PSAs				0	13,578	27,156			1,260,038	
	02/22/2018	Stock options							49,296	92.80		840,004
Mr. Dugenske	—	Annual cash incentive	466,096	932,192	3,728,768							
	02/22/2018	PSAs				0	14,871	29,742			1,380,029	
	02/22/2018	Stock options							53,991	92.80		920,007
Mr. Shapiro	—	Annual cash incentive	560,718	1,121,436	4,485,744							
	02/22/2018	PSAs				0	15,760	31,520			1,462,528	
	02/22/2018	Stock options							57,218	92.80		974,995
Mr. Shebik	—	Annual cash incentive	849,178	1,698,356	6,793,424							
	02/22/2018	PSAs				0	19,235	38,470			1,785,008	
	02/22/2018	Stock options							69,836	92.80		1,190,005

[1] Awards under the Annual Executive Incentive Plan and the 2013 Equity Incentive Plan. An explanation of the amount of salary and bonus in proportion to total compensation can be found under the *Compensation Elements* and *Compensation Decisions for 2018* captions on pages 39-42.

[2] The amounts in these columns consist of the threshold, target, and maximum annual cash incentive awards for the named executives. The threshold amount for each named executive is 50% of target, as the minimum amount payable (subject to individual performance) if threshold performance is achieved. If the threshold is not achieved, the payment to the named executives would be zero. The target amount is based upon achievement of the performance measures listed under the *Earned Annual Cash Incentive Awards* caption on page 50. The maximum amount is equal to 200% of target plus an additional individual performance factor of 200% of plan funding to recognize extraordinary performance. In 2018, one named executive received positive discretion for a cash incentive award greater than the pool payout percentage as calculated at 173.4%. For a description of the ranges of performance established by the committee for the 2018 annual incentive, see page 51.

[3] The amounts shown in these columns reflect the threshold, target, and maximum PSAs for the named executives. The threshold amount for each named executive is 0% payout. The target and maximum amounts are based upon achievement of the performance measures listed under the *Performance Stock Awards* caption on page 51.

[4] The exercise price of each option is equal to the closing sale price on the NYSE on the grant date or, if there was no such sale on the grant date, then on the last previous day on which there was a sale.

[5] The aggregate grant date fair value of the PSAs was $92.80 and for stock option awards was $17.04, computed in accordance with FASB ASC 718 based on the probable satisfaction of the performance conditions. The assumptions used in the valuation are discussed in footnotes 3 and 4 to the *Summary Compensation Table* on pages 53-54.

Performance Stock Awards ("PSAs")

PSAs represent our promise to transfer shares of common stock in the future if certain performance measures are met. For the awards granted in 2018, the actual number of PSAs that vest will vary from 0% to 200% of target PSAs based on Average Performance Net Income ROE (70%) and Earned Book Value (30%) results for a three-year measurement period. For a definition of how those measures are calculated, see pages 67-69. Vested PSAs will be converted into shares of Allstate common stock and dividend equivalents accrued on these shares will be paid in cash. No dividend equivalents will be paid prior to vesting. PSAs will vest following the end of the three-year performance cycle if the performance conditions are met, subject to continued employment (other than in the event of death, disability, retirement, or a qualifying termination following a change in control).

Stock Options

Stock options represent an opportunity to buy shares of Allstate common stock at a fixed exercise price at a future date. Stock options align the interests of executives with long-term stockholder value since the stock price must appreciate from the grant date for the executives to earn compensation.

Under our stockholder-approved equity incentive plan, the exercise price cannot be less than the closing price of a share on the grant date. Stock option repricing is not permitted.

All stock option awards have been made in the form of non-qualified stock options. The options granted to the named executives become exercisable over three years. One-third of the stock options become exercisable on the anniversary of the grant date for each of the three years. All of the options expire ten years from the grant date, unless an earlier date has been approved by the committee in connection with certain change-in-control situations or other special circumstances such as termination, death, or disability.

Restricted Stock Units

Each restricted stock unit transfers one fully vested share of stock in the future if and when the restrictions expire (when the unit "vests"). Under the terms of the restricted stock unit award, the executive has only the rights of a general unsecured creditor of Allstate and no rights as a stockholder until delivery of the underlying shares. The restricted stock units granted to Messrs. Dugenske and Shapiro in 2017 and 2016, respectively, will become 100% vested on the day prior to the third anniversary of the grant date, except in certain change-in-control situations or under other special circumstances approved by the committee. The restricted stock units granted to Messrs. Dugenske and Shapiro include the right to receive previously accrued dividend equivalents payable in cash when the underlying restricted stock units vest.

Outstanding Equity Awards at Fiscal Year-end 2018

The following table summarizes the outstanding equity awards of the named executives as of December 31, 2018.

Name	Option Grant Date	Option Awards[1] Number of Securities Underlying Unexercised Options (#) Exercisable[3]	Number of Securities Underlying Unexercised Options (#) Unexercisable[3]	Option Exercise Price ($)	Option Expiration Date	Stock Awards[2] Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)[6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[5]
Mr. Wilson	02/22/2011	447,808	0	31.74	02/22/2021					
	02/21/2012	444,060	0	31.56	02/21/2022					
	02/12/2013	363,409	0	45.61	02/12/2023					
	02/18/2014	309,237	0	52.18	02/18/2024					
	02/18/2015	294,494	0	70.71	02/18/2025					
	02/11/2016	196,882	98,442	62.32	02/11/2026					
						02/11/2016	139,940	11,563,242		
	02/09/2017	82,815	165,632	78.35	02/09/2027					
						02/09/2017			137,844	11,390,050
	02/22/2018	0	227,406	92.80	02/22/2028					
						02/22/2018			125,270	10,351,060
Mr. Rizzo	02/22/2011	10,804	0	31.74	02/22/2021					
	02/21/2012	12,763	0	31.56	02/21/2022					
	02/18/2015	5,202	0	70.71	02/18/2025					
	02/11/2016	6,591	3,296	62.32	02/11/2026					
						02/11/2016	4,685	387,122		
	02/09/2017	3,519	7,040	78.35	02/09/2027					
						02/09/2017			5,858	484,047
	02/22/2018	0	49,296	92.80	02/22/2028					
						02/22/2018			27,156	2,243,900
Mr. Dugenske	03/03/2017	19,180	38,360	81.86	03/03/2027					
						03/03/2017			31,884	2,634,575
						04/05/2017	49,128	4,059,447		
	02/22/2018	0	53,991	92.80	02/22/2028					
						02/22/2018			29,742	2,457,581
Mr. Shapiro	04/05/2016	0	12,269	66.70	04/05/2026					
						04/05/2016	9,176	758,213		
	02/09/2017	0	28,756	78.35	02/09/2027					
						02/09/2017			23,932	1,977,501
	02/22/2018	0	57,218	92.80	02/22/2028					
						02/22/2018			31,520	2,604,498
Mr. Shebik	02/21/2012	26,446	0	31.56	02/21/2022					
	03/06/2012	35,014	0	31.00	03/06/2022					
	02/12/2013	75,188	0	45.61	02/12/2023					
	02/18/2014	72,289	0	52.18	02/18/2024					
	02/18/2015	72,023	0	70.71	02/18/2025					
	02/11/2016	60,158	30,080	62.32	02/11/2026					
						02/11/2016	42,759	3,533,176		
	02/09/2017	30,595	61,192	78.35	02/09/2027					
						02/09/2017			50,926	4,208,015
	02/22/2018	0	69,836	92.80	02/22/2028					
						02/22/2018			38,470	3,178,776

(1) The options vest over three years: one-third will become exercisable on the anniversary of the grant date for each of the three years. The exercise price of each option is equal to the closing price of Allstate's common stock on the grant date.

(2) The stock awards listed in this table are PSAs, except for Mr. Dugenske's sign-on award of 49,128 restricted stock units in 2017, and Mr. Shapiro's award of 9,176 restricted stock units in 2016. Each restricted stock unit represents the right to receive, without the payment of any consideration, one share of Allstate common stock on the conversion date, which for Mr. Dugenske's award is April 5, 2020, and for Mr. Shapiro's award is April 5, 2019.

(3) The aggregate value and aggregate number of exercisable and unexercisable in-the-money options as of December 31, 2018, for each of the named executives are as follows:

| Name | Exercisable | | Unexercisable | |
	Aggregate Number (#)	Aggregate Value ($)	Aggregate Number (#)	Aggregate Value ($)
Mr. Wilson	2,138,705	76,200,250	264,074	2,708,262
Mr. Rizzo	38,879	1,412,554	10,336	97,073
Mr. Dugenske	19,180	14,769	38,360	29,537
Mr. Shapiro	0	0	41,025	318,521
Mr. Shebik	371,713	10,354,300	91,272	872,827

(4) The PSAs vest in one installment on the day before the third anniversary of the grant date.

(5) Amount is based on the closing price of our common stock of $82.63 on December 31, 2018.

(6) The PSAs vest in one installment on the day before the third anniversary of the grant date. The number of shares that ultimately vest may range from 0 to 200% of the target depending on actual performance during the three-year performance period. For a description of the PSA program and the performance measures used, see pages 45-46 and 51-52. The number of PSAs reflected in this column for the 2017 and 2018 awards is the number of shares that would vest if the maximum level of performance is achieved. Final payouts under the PSAs will not be known until the respective performance period is completed.

Option Exercises and Stock Vested During 2018

The following table summarizes the options exercised by the named executives during 2018 and the PSAs or restricted stock units that vested during 2018.

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Wilson	0	0	53,780	5,111,251
Mr. Rizzo	0	0	3,447	327,603
Mr. Dugenske	0	0	0	0
Mr. Shapiro	26,645	687,646	2,211	213,428
Mr. Shebik	0	0	13,153	1,250,061

(1) The dollar amount realized upon exercise of the option is determined based on the difference between the market price of the underlying securities at exercise and the exercise price of the options.

Retirement Benefits

The following table provides information about the pension plans in which the named executives participate. Each of the named executives participates in the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP).

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1][2] ($)	Payments During Last Fiscal Year ($)
Mr. Wilson	ARP	25.8	1,181,255	0
	SRIP	25.8	16,875,827	0
Mr. Rizzo	ARP	29.9	979,014	0
	SRIP	29.9	613,631	0
Mr. Dugenske[3]	ARP	1.8	7,917	0
	SRIP	1.8	70,089	0
Mr. Shapiro[3]	ARP	2.8	15,711	0
	SRIP	2.8	69,338	0
Mr. Shebik	ARP	30.2	1,437,419	0
	SRIP	30.2	4,368,898	0

[1] These amounts are estimates and do not necessarily reflect the actual amounts that will be paid to the named executives, which will be known only at the time they become eligible for payment. The present value of the accumulated benefit was determined using the same measurement date (December 31, 2018) and material assumptions that we use for year-end financial reporting purposes, except that we made no assumptions for early termination, disability, or pre-retirement mortality. Other assumptions include the following:

- Retirement at the normal retirement age as defined in the plans (age 65).
- Discount rate of 4.35%.

Other assumptions for the final average pay formula include the following:

- 80% paid as a lump sum and 20% paid as an annuity; for the cash balance formula, 100% paid as a lump sum.
- ARP lump-sum/annuity conversion segmented interest rates of 2.00% for the first five years, 4.50% for the next 15 years, and 5.25% for all years after 20.
- SRIP lump-sum conversion segmented interest rates of 1.75% for the first five years, 4.25% for the next 15 years, and 5.25% for all years after 20.
- Lump-sum calculations were done using the Internal Revenue Code Section 417(e)(3) mortality table projected with the MP-2018 projection table.
- Annuity calculations were done using the RP-2014 white-collar mortality table for annuitants projected with the MP-2018 projection table.

Other assumptions for the cash balance formula include the following:

- Accounts were projected to retirement using an assumed interest crediting rate of 3.75%.

See note 17 to our audited financial statements for 2018 for additional information.

[2] The following table shows the lump-sum present value of the non-qualified pension benefits for each named executive earned through December 31, 2018, if the named executive's employment terminated on that date.

Name	Plan Name	Lump Sum Amount ($)
Mr. Wilson	SRIP	17,303,244
Mr. Rizzo	SRIP	1,948,157
Mr. Dugenske	SRIP	74,571
Mr. Shapiro	SRIP	74,342
Mr. Shebik	SRIP	4,473,610

The amount shown is based on the lump-sum methodology used by the Allstate pension plans in 2019. Specifically, the interest rate for 2019 is based on 100% of the average corporate bond segmented yield curve from August of the prior year. As required under the Internal Revenue Code, the mortality table used for 2019 is the 2019 combined static Pension Protection Act funding mortality table with a blend of 50% males and 50% females.

[3] Messrs. Dugenske and Shapiro are not currently vested in the ARP or the SRIP.

Allstate Retirement Plan (ARP)

Contributions to the ARP are made entirely by Allstate and are paid into a trust fund from which benefits are paid. Before January 1, 2014, ARP participants earned benefits under one of two formulas (final average pay or cash balance) based on their date of hire or their choice at the time Allstate introduced the cash balance formula. In order to better align our pension benefits with market practices, provide future pension benefits more equitably to Allstate employees, and reduce costs, final average pay benefits were frozen as of December 31, 2013. As of January 1, 2014, all eligible participants earn benefits under a cash balance formula only.

Final Average Pay Formula — Frozen as of 12/31/13

Benefits under the final average pay formula were earned and are stated in the form of a straight life annuity payable at the normal retirement age of 65. Messrs. Rizzo, Shebik and Wilson have earned final average pay benefits equal to the sum of a Base Benefit and an Additional Benefit. The Base Benefit equals 1.55% of the participant's average annual compensation, multiplied by credited service after 1988 through 2013. The Additional Benefit equals 0.65% of the amount of the participant's average annual compensation that exceeds the participant's covered compensation, multiplied by credited service after 1988 through 2013. Covered compensation is the average of the maximum annual salary taxable for Social Security over the 35-year period ending the year the participant would reach Social Security retirement age. Messrs. Rizzo, Shebik and Wilson are eligible for a reduced early retirement benefit that would reduce their Base Benefit by 4.8% for each year of early payment before age 65 and their Additional Benefit by 8% for each year of early payment from age 62 to age 65 and 4% for each year of early payment from age 55 to age 62, prorated on a monthly basis based on age at the date payments begin.

Cash Balance Formula — For All Participants Beginning 1/1/14

All named executives earned benefits under the cash balance formula in 2018. Under this formula, participants receive pay credits while employed at Allstate, based on a percentage of eligible annual compensation and years of service, plus interest credits. Pay credits are allocated to a hypothetical account in an amount equal to 3% to 5% of eligible annual compensation, depending on years of vesting service. Interest credits are allocated to the hypothetical account based on the interest crediting rate in effect for that plan year as published by the Internal Revenue Service. The interest crediting rate is set annually and is currently based on the average yield for 30-year U.S. Treasury securities for August of the prior year.

Supplemental Retirement Income Plan (SRIP)

SRIP benefits are generally determined using a two-step process: (1) determine the amount that would be payable under the ARP formula(s) specified above if Internal Revenue Code limits did not apply, then (2) reduce the amount described in (1) by the amount actually payable under the applicable ARP formula(s). The normal retirement date under the SRIP is age 65. If eligible for early retirement under the ARP, the employee also is eligible for early retirement under the SRIP. SRIP benefits are not funded and are paid out of Allstate's general assets.

Credited Service

No additional service credit beyond service with Allstate or its predecessors is granted under the ARP or the SRIP to any of the named executives. Messrs. Shebik and Wilson have combined service with Allstate and its former parent company, Sears, Roebuck and Co., of 30.2 and 25.8 years, respectively. As a result, a portion of their retirement benefits will be paid from the Sears pension plan. Consistent with the pension benefits of other employees with Sears service who were employed by Allstate at the time of the spin-off from Sears in 1995, Messrs. Shebik's and Wilson's final average pay pension benefits under the ARP and the SRIP are calculated as if each had worked his combined Sears-Allstate career with Allstate through December 31, 2013, and then are reduced by amounts earned under the Sears pension plan.

Eligible Compensation

Under both the ARP and SRIP, eligible compensation consists of salary, annual cash incentive awards, and certain other forms of compensation, but does not include long-term cash incentive awards or income related to equity awards. Compensation used to determine benefits under the ARP is limited in accordance with the Internal Revenue Code. For final average pay benefits, average annual compensation is the average compensation of the five highest consecutive calendar years within the last ten consecutive calendar years through 2013.

Payment Options

Payment options under the ARP include a lump sum, straight life annuity, and various survivor annuity options. The lump sum under the final average pay benefit is calculated in accordance with the applicable interest rate and mortality assumptions as required under the Internal Revenue Code. The lump-sum payment under the cash balance benefit is generally equal to a participant's account balance. Payments from the SRIP are paid in the form of a lump sum using the same interest rate and mortality assumptions used under the ARP.

Timing of Payments

Eligible employees are vested in the normal ARP and SRIP retirement benefits on the earlier of the completion of three years of service or upon reaching age 65.

Final average pay benefits are payable at age 65. A participant with final average pay benefits may be entitled to a reduced early retirement benefit on or after age 55 if he or she terminates employment after completing 20 or more years of vesting service.

A participant earning cash balance benefits who terminates employment with at least three years of vesting service is entitled to a lump sum benefit equal to his or her cash balance account balance.

The following SRIP payment dates assume a retirement or termination date of December 31, 2018:

▸ Messrs. Shebik's and Wilson's SRIP benefits earned prior to 2005 would become payable as early as January 1, 2019. Benefits earned after 2004 would be paid on July 1, 2019, or following death.

▸ Mr. Rizzo's SRIP benefit would be paid on January 1, 2022, or following death.

▸ Mr. Dugenske's and Mr. Shapiro's SRIP benefits are not currently vested but would become payable following death.

Non-Qualified Deferred Compensation at Fiscal Year-end 2018

The following table summarizes the non-qualified deferred compensation contributions, earnings, and account balances of our named executives in 2018. All amounts relate to The Allstate Corporation Deferred Compensation Plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1]	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE ($)[2]
Mr. Wilson	0	0	(87,006)	0	960,791
Mr. Rizzo	150,289	0	(7,782)	0	242,135
Mr. Dugenske	0	0	0	0	0
Mr. Shapiro	1,000,000	0	28,348	0	1,371,708
Mr. Shebik	0	0	(20,217)	0	165,921

[1] Aggregate earnings were not included in the named executive's compensation in the last completed fiscal year in the *Summary Compensation Table*.

[2] There are no amounts reported in the Aggregate Balance at Last FYE column that previously were reported as compensation in the *Summary Compensation Table*.

In order to remain competitive with other employers, we allow the named executives and other employees whose annual compensation exceeds the amount specified in the Internal Revenue Code ($275,000 in 2018), to defer under the Deferred Compensation Plan up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds the Internal Revenue Code limit. Allstate does not match participant deferrals and does not guarantee a stated rate of return.

Deferrals under the Deferred Compensation Plan are credited with earnings or debited for losses based on the results of the notional investment option or options selected by the participants. The notional investment options available in 2018 under the Deferred Compensation Plan are: stable value, S&P 500, international equity, Russell 2000, mid-cap, and bond funds. Under the Deferred Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or debited for losses based on the funds' investment returns. Because the rate of return is based on actual investment measures in our 401(k) plan, no above-market earnings are credited, recorded, or paid. Our Deferred Compensation Plan and 401(k) plan allow participants to change their investment elections daily, subject to certain trading restrictions.

The Deferred Compensation Plan is unfunded. This means that Allstate does not set aside funds for the plan in a trust or otherwise. Participants have only the rights of general unsecured creditors and may lose their balances in the event of the company's bankruptcy. Account balances are 100% vested at all times.

An irrevocable distribution election is required before making any deferrals into the Deferred Compensation Plan. Generally, a named executive may elect to begin receiving a distribution of his or her account balance immediately upon separation from service or in one of the first through fifth years after separation from service or, for amounts deferred on or after January 1, 2018, in the fifth year after separation from service. The earliest distribution date for deferrals made on or after January 1, 2005, and earnings and losses on these amounts, is six months following separation from service. The named executive may elect to receive payment in a lump sum or in annual cash installment payments over a period of two to ten years, or, for amounts deferred on or after January 1, 2018, over a period of up to five years. In addition, a named executive may elect an in-service withdrawal of his or her entire balance earned and vested prior to January 1, 2005, and earnings and losses on these amounts, subject to forfeiture of 10% of such balance. A named executive may also elect an in-service withdrawal of all or a portion of the deferrals he or she made on or after January 1, 2018, together with earnings and losses on those amounts. Upon proof of an unforeseen emergency, a plan participant may be allowed to access certain funds in a deferred compensation account earlier than the dates specified above.

Potential Payments as a Result of Termination or Change in Control ("CIC")

The following table lists the compensation and benefits that Allstate would generally provide to the named executives in various scenarios involving a termination of employment, other than compensation and benefits generally available to salaried employees. The table describes equity granting practices for the 2018 equity incentive awards. Relevant prior practices are described in the footnotes.

Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Base Salary	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately
Severance Pay	None	None	Lump sum equal to two times salary and annual incentive at target, except for CEO, who receives three times salary and annual incentive at target[3]	None	None

Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Annual Incentive[4]	Forfeited	Prorated for the year and subject to discretionary adjustments[5]	Prorated at target (reduced by any amounts actually paid)	Prorated for the year and subject to discretionary adjustments	Prorated for the year and subject to discretionary adjustments
Stock Options[4][6]	Unvested are forfeited, vested expire at the earlier of three months or normal expiration	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of retirement, continue to vest. All expire at earlier of five years or normal expiration[7]	Awards vest upon qualifying termination after a CIC	Awards vest immediately and expire at earlier of two years or normal expiration	Awards vest immediately and expire at earlier of two years or normal expiration
Restricted Stock Units[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest[7]	Awards vest upon qualifying termination after a CIC	Awards vest and are payable immediately	Awards vest and are payable immediately
Performance Stock Awards[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest and are paid out based on actual performance[7]	Awards vest based on performance upon a qualifying termination after a CIC[8]	Awards vest and are payable immediately[9]	Awards vest and are payable immediately[9]
Non-Qualified Pension Benefits[10]	Distributions commence per plan	Distributions commence per plan	Immediately payable upon a CIC	Distributions commence per plan	Participant may request payment if age 50 or older
Deferred Compensation[11]	Distributions commence per participant election	Distributions commence per participant election	Immediately payable upon a CIC	Payable within 90 days	Distributions commence per participant election
Health, Welfare and Other Benefits	None	None	Outplacement services provided; lump sum payment equal to additional cost of welfare benefits continuation coverage for 18 months[12]	None	Supplemental Long Term Disability benefits if enrolled in basic long-term disability plan

[1] Includes both voluntary and involuntary termination. Examples of involuntary termination independent of a change in control include performance-related terminations; terminations for employee dishonesty and violation of Allstate rules, regulations, or policies; and terminations resulting from lack of work, rearrangement of work, or reduction in force.

(2) In general, a change in control is one or more of the following events: (1) any person acquires 30% or more of the combined voting power of Allstate common stock within a 12-month period; (2) any person acquires more than 50% of the combined voting power of Allstate common stock; (3) certain changes are made to the composition of the Board; or (4) the consummation of a merger, reorganization, or similar transaction. These triggers were selected because any of these could cause a substantial change in management in a widely held company the size of Allstate. Effective upon a change in control, the named executives become subject to covenants prohibiting solicitation of employees, customers, and suppliers until one year after termination of employment. If a named executive incurs legal fees or other expenses in an effort to enforce the change-in-control plan, Allstate will reimburse the named executive for these expenses unless it is established by a court that the named executive had no reasonable basis for the claim or acted in bad faith.

(3) Under the change-in-control plan, severance benefits would be payable if a named executive's employment is terminated either by Allstate without cause or by the executive for good reason as defined in the plan during the two years following the change in control. Cause means the named executive has been convicted of a felony or other crime involving fraud or dishonesty, has willfully or intentionally breached the restrictive covenants in the change-in-control plan, has habitually neglected his or her duties, or has engaged in willful or reckless material misconduct in the performance of his or her duties. Good reason includes a material diminution in a named executive's base compensation, authority, duties, or responsibilities, or a material change in the geographic location where the named executive performs services.

(4) Named executives who receive an equity award or an annual cash incentive award after May 19, 2009, are subject to a non-solicitation covenant while they are employed and for the one-year period following termination of employment. If a named executive violates the non-solicitation covenant, to the extent permitted by applicable law, compensation provided to the named executive (including cancellation of outstanding awards or recovery of all or a portion of any gain realized upon vesting, settlement, or exercise of an award or recovery of all or a portion of any proceeds resulting from any disposition of shares received pursuant to an award) may be recovered if the vesting, settlement, or exercise of the award or the receipt of the sale proceeds occurred during the 12-month period prior to the violation.

(5) Retirement for purposes of the Annual Executive Incentive Plan is defined as termination on or after the date the named executive attains age 55 with at least 10 years of service or age 60 with five years of service.

(6) Named executives who receive an equity award on or after May 21, 2013, that remains subject to a period of restriction or other performance or vesting condition are subject to a non-compete provision for the one-year period following termination of employment. If a named executive violates the non-competition covenant, to the extent permitted by applicable law, any or all of the named executive's outstanding awards that remain subject to a period of restriction or other performance or vesting condition as of the date on which the named executive first violated the non-competition provision may be canceled.

(7) Retirement definitions and treatment for purposes of stock options, restricted stock units, and performance stock awards are as follows:

Date of award on or after February 21, 2012	
Definition	Normal Retirement: age 55 with 10 years of service or age 60 with at least five years of service
Treatment	‣ Unvested awards not granted within 12 months of retirement continue to vest. ‣ Prorated portion of unvested awards granted within 12 months of the retirement date continue to vest. ‣ Vested stock options expire at the earlier of five years from the date of retirement or the expiration date of the option.

Stock option awards granted in 2012 and before have vested and will expire at the expiration date of the option.

(8) The committee will determine the number of PSAs that continue to vest based on actual performance up to the change in control.

(9) For open cycles, the payout is based on the target number of PSAs.

(10) See the *Retirement Benefits* section for further detail on non-qualified pension benefits and timing of payments.

(11) See the *Non-Qualified Deferred Compensation at Fiscal Year-end 2018* section for additional information on the Deferred Compensation Plan and distribution options available.

(12) If a named executive's employment is terminated due to death during the two years after the date of a change in control, the named executive's estate or beneficiary will be entitled to survivor and other benefits, including retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to the estates or surviving families of peer executives of Allstate. In the event of termination due to disability during the two years after the date of a change in control, Allstate will pay disability and other benefits, including supplemental long-term disability benefits and retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to disabled peer executives.

Estimate of Potential Payments Upon Termination[1]

The table below describes the value of compensation and benefits payable to each named executive upon termination that would exceed the compensation or benefits generally available to salaried employees in each termination scenario. The total column in the following table does not reflect compensation or benefits previously accrued or earned by the named executives, such as deferred compensation and non-qualified pension benefits. Benefits and payments are calculated assuming a December 31, 2018, employment termination date.

Name	Severance ($)	Annual Incentive Plan[2] ($)	Stock Options — Unvested and Accelerated ($)	Restricted Stock Units and Performance Stock Awards — Unvested and Accelerated ($)	Welfare Benefits and Outplacement Services ($)	Total ($)
Mr. Wilson						
Termination/Retirement[3]	0	6,719,194	2,708,262	21,696,489	0	31,123,945
Termination due to Change in Control[4]	15,600,000	3,900,000	2,708,262	22,433,797	69,431[5]	44,711,490
Death	0	6,719,194	2,708,262	22,433,797	0	31,861,253
Disability	0	6,719,194	2,708,262	22,433,797	16,482,312[6]	48,343,565
Mr. Rizzo						
Termination/Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	2,718,574[7]	875,000	97,073	1,751,095	69,772[5]	5,511,514
Death	0	1,510,788	97,073	1,751,095	0	3,358,956
Disability	0	1,510,788	97,073	1,751,095	4,755,273[6]	8,114,229
Mr. Dugenske						
Termination/Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	3,375,000	937,500	29,537	6,605,525	69,431[5]	11,016,993
Death	0	1,616,607	29,537	6,605,525	0	8,251,669
Disability	0	1,616,607	29,537	6,605,525	10,106,704[6]	18,358,373
Mr. Shapiro						
Termination/Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	3,750,000	1,125,000	318,521	3,049,213	63,702[5]	8,306,436
Death	0	2,050,000	318,521	3,049,213	0	5,417,734
Disability	0	2,050,000	318,521	3,049,213	8,563,879[6]	13,981,613
Mr. Shebik						
Termination/Retirement[3]	0	2,945,289	872,827	7,000,166	0	10,818,282
Termination due to Change in Control[4]	5,100,000	1,700,000	872,827	7,226,572	69,431[5]	14,968,830
Death	0	2,945,289	872,827	7,226,572	0	11,044,688
Disability	0	2,945,289	872,827	7,226,572	4,618,345[6]	15,663,033

[1] A "0" indicates either that there is no amount payable to the named executive, or the amount payable is the same for both the named executives and all salaried employees.

[2] The 2018 annual incentive plan payment is payable to all named executives as a result of death and disability. In addition, it is payable to Messrs. Wilson and Shebik in the event of retirement. The amount listed for the annual incentive plan payment upon termination due to a change in control is shown at target as defined in the CIC Plan.

[3] As of December 31, 2018, Messrs. Wilson and Shebik are the only named executives eligible to retire in accordance with Allstate's policy and the terms of its equity incentive compensation and benefit plans.

[4] The values in this change-in-control row represent amounts paid if both the change in control and qualifying termination occur on December 31, 2018. PSAs are paid out based on actual performance; for purposes of this table, the 2016-2018 cycle is shown at 161.5% of target, 2017-2019, and 2018-2020 cycles are reflected at target.

Beginning with awards granted in 2012, equity awards do not accelerate in the event of a change in control unless also accompanied by a qualifying termination of employment. A change in control also would accelerate the distribution of each named executive's non-qualified deferred compensation and SRIP benefits. Please see the *Non-Qualified Deferred Compensation at Fiscal Year-end 2018* table and footnote 2 to the *Pension Benefits* table in the *Retirement Benefits* section for details regarding the applicable amounts for each named executive.

(5) The Welfare Benefits and Outplacement Services amount includes the cost to provide certain welfare benefits to the named executive and family during the period the named executive is eligible for continuation coverage under applicable law. The amount shown reflects Allstate's costs for these benefits or programs assuming an 18-month continuation period. The value of outplacement services is $50,000 for each named executive.

(6) The named executives who participate in the long-term disability plan are eligible to participate in Allstate's supplemental long-term disability plan for employees whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan (basic plan). The monthly benefit is equal to 60% of the named executive's qualified annual earnings divided by twelve and rounded to the nearest $100, reduced by $7,500, which is the maximum monthly benefit payment that can be received under the basic plan. The amount reflected assumes the named executive remains totally disabled until age 65 and represents the present value of the monthly benefit payable until age 65.

(7) Under the change in control plan, severance benefits for Mr. Rizzo were reduced by $431,426 to avoid the imposition of excise taxes and maximize the severance benefit available under the plan.

Performance Measures for 2018

The following pages contain descriptions of the performance measures used for executive incentive compensation. They were developed uniquely for incentive compensation purposes, are non-GAAP measures and are not reported in our financial statements. The committee has approved the use of non-GAAP measures when appropriate to drive executive focus on particular strategic, operational, or financial factors, or to exclude factors over which our executives have little influence or control. The committee monitors compensation estimates during the year based on actual performance on these measures, and the internal audit department reviews the final results.

Performance Net Income: This measure is calculated uniquely for annual cash incentive awards and each PSA performance cycle. For each plan, Performance Net Income is equal to net income applicable to common shareholders as reported in The Allstate Corporation Annual Report on Form 10-K adjusted for the after-tax effect of the items indicated below:

⊘ Indicates adjustments to Net Income	Annual Cash Incentive Awards	Performance Stock Awards[1]
Net income applicable to common shareholders, excluding:		
Realized capital gains and losses (which includes the related effect on amortization of deferred acquisition and deferred sales inducement costs) except for periodic settlements and accruals on certain non-hedge derivative instruments	⊘	⊘
Valuation changes on embedded derivatives not hedged (which includes the related effect on amortization of deferred acquisition and deferred sales inducement costs)	⊘	⊘
Business combination expenses and amortization of purchased intangible assets	⊘	⊘
Gain (loss) on disposition of operations	⊘	⊘
Other significant non-recurring, infrequent or unusual items, when the nature of the charge or gain is such that it is reasonably unlikely to recur within two years or there has been no similar charge or gain within the prior two years		⊘
▸ Goodwill impairment		⊘
▸ Tax Legislation benefit	⊘	⊘
Adjusted Net Income subtotal (See Appendix A)		
Restructuring and related charges	⊘	⊘
Underwriting results of Discontinued Lines and Coverages segment	⊘	⊘
Effects of acquiring and selling businesses in excess of $20 million after-tax		⊘

⊘ **Indicates adjustments to Net Income**	**Annual Cash Incentive Awards**	**Performance Stock Awards**[1]
Adjustments to be consistent with financial reporting used in establishing the measure for items exceeding $20 million after-tax		⊘
Adjustments for other significant, non-recurring, infrequent or unusual items	⊘	⊘
Adjustment to exclude income associated with parent holding company level deployable assets in excess of $1 billion[2]		⊘
Adjustment to include unutilized tax savings investment[3]	⊘	
Performance Net Income before adjustment for volatile items[4]		
Adjustment for after-tax volatile items	Adjusted to include minimum or maximum amount of after-tax catastrophe losses and income from performance-based investments	Three-year average adjusted to include a minimum or maximum amount of after-tax catastrophe losses
Performance Net Income		

[1] Performance Net Income is a performance measure for the 2016-2018, 2017-2019, 2018-2020, and 2019-2021 performance cycles. The 2017-2019, 2018-2020, and 2019-2021 performance cycles do not qualify for final measurement as of December 31, 2018; the items checked above and after-tax volatile items indicate items that by definition may impact the final measurement when the three-year cycle and final measurement is completed.

[2] Adjustment for 2018-2020 and 2019-2021 performance cycles.

[3] The committee exercised negative discretion to adjust this measure to reflect tax savings that were not utilized as planned during the year.

[4] Volatile items include catastrophe losses and income from performance-based investments ("PB income") depending on the measure.

Annual Cash Incentive Award Performance Measures for 2018

▶ Total Premiums: This measure is used to assess growth within the Allstate Protection, Service Businesses, Allstate Life, Allstate Benefits, and Allstate Annuities businesses. It is equal to the sum of Allstate Protection and Service Businesses premiums written and Allstate Life, Benefits, and Annuities premiums and contract charges as described below.

Premiums written is equal to the Allstate Protection and Service Businesses net premiums written as reported in management's discussion and analysis in The Allstate Corporation Annual Report on Form 10-K.

Premiums and contract charges are equal to life premiums and contract charges reported in the consolidated statement of operations in The Allstate Corporation Annual Report on Form 10-K.

Total Premiums is subject to adjustment for the following individual items to the extent they exceed $30 million: adjustments to be consistent with financial reporting standards and foreign exchange rates used in establishing the measure and adjustments to exclude the effects of acquiring and selling businesses. No such adjustments were necessary in 2018.

Total Premiums of $37,451 million were equal to reported Total Premiums in 2018.

▶ Performance Net Income: This measure is used to assess financial performance. In 2018, Performance Net Income was $3,095 million compared to reported Adjusted Net Income* of $2,851 million, an increase of $244 million. It was adjusted to remove the impacts of the underwriting loss of the Discontinued Lines and Coverages segment, restructuring and related charges and a pension settlement charge. The committee also exercised negative discretion to reflect an unutilized tax savings investment.

▶ Net Investment Income: This measure is used to assess the financial operating performance provided from investments. Net Investment Income as reported in the consolidated statement of operations is adjusted to include a minimum or maximum amount of PB income if the actual amounts are less than or exceed those amounts, respectively. Net Investment Income is also subject to adjustments to be consistent with the financial reporting used in establishing the measure and to exclude the effects of acquiring and selling businesses in excess of a threshold. No such adjustments were necessary in 2018.

Net Investment Income of $3,240 million was equal to reported Net Investment Income in 2018.

Performance Stock Award Performance Measures for the 2016-2018, 2017-2019, 2018-2020, and 2019-2021 Performance Cycles

▸ **Three-Year Average Performance Net Income Return on Equity (measure weighted at 70%):** It is calculated as the ratio of the average Performance Net Income for the three years in the period divided by the average of Adjusted Common Shareholders' Equity at December 31 of the year-end immediately preceding the period and at the end of each year in the three-year period. It is adjusted to reflect the foreign exchange rate used in establishing the measure (in place of actual foreign currency translation) for any period if the Total Premiums measure for the Annual Incentive Plan is adjusted for foreign exchange rates. For the 2018-2020 and 2019-2021 performance cycles, average common shareholders' equity will also be adjusted to remove the impact of other significant non-recurring, infrequent or unusual items in excess of a threshold and parent holding company level deployable assets in excess of $1 billion. The 2019-2021 performance cycle will also be adjusted for unplanned utilization of alternative capital exceeding $20 million after-tax. Also, Average Performance Net Income Return On Equity requires positive Net Income applicable to common shareholders' for the three-year performance cycle, and for the 2019-2021 performance cycle, subject to adjustments to exclude the effects of acquiring and selling businesses exceeding $20 million after-tax and to exclude certain fair value adjustments.

▸ Adjusted Common Shareholders' Equity is equal to common shareholders' equity excluding the net effects of unrealized net capital gains and losses. It is subject to adjustments to be consistent with the financial reporting used in establishing the measure and to exclude the net effects of acquiring and selling businesses in excess of a threshold. Adjusted Common Shareholders' Equity at December 31 of the year-end immediately preceding the period is not subject to adjustment.

▸ Three-year Average Performance Net Income Return on Equity for the 2016-2018 performance cycle was 13.9%, compared to our reported Adjusted Net Income return on equity* of 14.8%, 13.4% and 10.4% for the years ended 2018, 2017, and 2016, respectively, and the three-year average of 12.9%. The primary adjustments relate to underwriting loss of the Discontinued Lines and Coverages segment, restructuring and related charges, net effects of acquiring business, employee share-based accounting tax benefit, pension settlement charges, and changes in investment accounting rules.

▸ The committee requires positive Net Income in order for our executives to earn PSAs for Average Performance Net Income ROE above target. For the 2019-2021 performance cycle, net income is adjusted to exclude gains and losses related to fair value accounting for pension and post-retirement plans, after-tax valuation of equity securities included in realized capital gains and losses, and the effects of acquiring and selling businesses.

▸ **Earned Book Value (measure weighted at 30%):** Earned Book Value is the increase between common shareholders' equity at December 31 of the year-end immediately preceding the three-year period and adjusted common shareholders' equity at December 31 of the last year of the three-year period expressed as a compound annual growth rate. Adjusted common shareholders' equity is equal to common shareholders' equity at December 31 of the last year of the three-year period adjusted to:

  ▸ Add back reductions for common share repurchases and declared common shareholder dividends during the three-year period.

  ▸ Remove the impact of other significant non-recurring, infrequent or unusual items exceeding $20 million after-tax.

  ▸ Reflect a minimum or maximum amount of after-tax catastrophe losses if the actual pre-tax catastrophe losses are more or less than +/- 20% respectively of the three years of catastrophe losses used to establish the measure.

  ▸ Be consistent with the financial reporting used in establishing the measure for items exceeding $20 million after-tax.

  ▸ Exclude the effects of acquiring and selling businesses exceeding $20 million after-tax.

  ▸ Reflect the foreign exchange rate used in establishing the measure (in place of actual foreign currency translation) for any period if the Total Premiums measure for the Annual Incentive Plan is adjusted for foreign exchange rates.

  ▸ For the 2019-2021 performance cycle, earned book value will also be adjusted for unplanned utilization of alternative capital exceeding $20 million after-tax.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing information about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Wilson, our CEO. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

For 2018:

▸ the annual total compensation of our median employee was $72,363; and

▸ the annual total compensation of our CEO, as reported in the Summary Compensation Table in this Proxy Statement, was $18,687,246.

▸ The ratio of the annual total compensation of Mr. Wilson to our median employee was 258:1.

In contrast to the compensation of the median employee, a significant portion of our CEO's compensation is tied to company performance. If we were to calculate the ratio using Mr. Wilson's target annual cash incentive (as opposed to the actual cash incentive award paid to him based on 2018 company performance), our CEO to median employee pay ratio would have been 218:1.

> To calculate the ratio, we followed SEC permitted rules and used the following methodology and material assumptions, adjustments, and estimates:
>
> ▸ December 31, 2018 was selected as the determination date as it enabled us to choose a pay date that aligned across our enterprise.
>
> ▸ Employees in all countries were included and as of December 31, 2018, our U.S. and non-U.S. employee population consisted of 46,656 full-time, part-time, seasonal and temporary employees.
>
> ▸ The agent population was excluded since they are not employees of Allstate or its subsidiaries.
>
> ▸ Total cash (base salary plus incentive compensation) was selected as the most appropriate and consistently applied compensation measure to determine the median worker since equity awards are not broadly distributed.
>
> ▸ Employee compensation was measured using a twelve-month look-back period ending December 31, 2018.
>
> ▸ Permanent employees hired in 2018 that did not work for the entire period had their compensation adjusted as if they were employed for the entire twelve-month period.
>
> ▸ For non-U.S. employees, an annual average was used for each of the exchange rates.
>
> ▸ After identifying the median worker based on total cash compensation, annual total compensation was calculated for that person using the same methodology used for the named executives in the Summary Compensation Table on page 53.
>
> ▸ As noted above, the median employee's annual total compensation was $72,363. The median employee was a claims adjuster in the United States with total cash compensation of $67,388, a change in pension value of $2,240, and other compensation in the amount of $2,735.

The SEC rules for identifying the median of our employees and calculating the pay ratio allow companies to use a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect a company's employee population and compensation practices. For that reason, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Neither the committee nor management of the company used the pay ratio measure in making compensation decisions.

Equity Incentive Plan

| PROPOSAL **3** | **Approval of the 2019 Equity Incentive Plan** |

The Board recommends a vote FOR the approval of the 2019 Equity Incentive Plan. ✓

We are asking stockholders to approve The Allstate Corporation 2019 Equity Incentive Plan (the "Plan"), which amends and restates the 2013 Equity Incentive Plan to increase the number of shares available for grant under the Plan by 13.4 million and make certain other changes described in this Proposal. On the recommendation of the compensation and succession committee (the "committee" as referenced throughout Proposal 3), the Board approved the Plan and recommends approval by stockholders. The Plan is an important part of the pay-for-performance compensation program and the increase in the authorized number of shares available for grant by 13.4 million permits the Company to continue the program. The Board considers equity compensation to be a significant component of total compensation for Allstate's officers and other employees, and believes that a combination of short and long-term incentives is essential to maintain a competitive compensation program and to attract, reward and retain top talent.

HIGHLIGHTS OF THE PROGRAM

✔ *Minimum vesting provisions.* Awards made under the Plan have a one-year minimum vesting provision.

✔ *No discounted awards.* Awards that have an exercise price or base value cannot be granted with an exercise price or base value less than the fair market value on the grant date.

✔ *No evergreen provision.* There is no evergreen feature under which the shares authorized for issuance under the Plan can be automatically replenished.

✔ *No repricing or exchange of stock options or stock appreciation rights.* The Plan does not permit repricing of options or stock appreciation rights ("SARs") or the exchange of underwater options or SARs for cash or other awards without stockholder approval, except in certain corporate transactions or a change in control.

✔ *Double-trigger vesting.* A change in control of the Company does not, by itself, trigger vesting of awards under the Plan. Any continued, assumed, or substituted awards will retain vesting and other terms, except that vesting may occur if employment is terminated by Allstate other than for cause, death or disability or if a participant in the Change in Control Severance Plan ("CIC Plan") terminates for good reason, during the two years following the change in control (the occurrence of the "double trigger").

✔ *No liberal share recycling.* The Plan contains responsible share recycling provisions. Any shares surrendered or withheld to satisfy tax withholding on awards or to pay the exercise price of any option will not be added back (recycled) to the Plan. The Plan also provides that the gross number of SARs exercised or settled, and not just the net shares issued, will count against the aggregate limit that may be issued under the Plan.

✔ *Dividend payouts.* No dividends or dividend equivalents on unvested awards will be paid until those awards are earned and vested. No dividend equivalents will be paid with respect to stock options or SARs.

✔ *Material amendments that require stockholder approval.* Material changes, including increasing the number of shares authorized for issuance, materially modifying participation requirements, and changing the restrictions on repricing, require stockholder approval.

✔ *Administered by an independent committee.* The Plan is administered by an independent committee, and is benchmarked against Allstate's peers with the assistance of an independent compensation consultant.

✔ *Historical equity award practices are appropriate.* Allstate's three-year average share usage rate and dilution percentages demonstrate a prudent use of shares and are in line with the benchmarks used by major proxy advisory firms and institutional investors.

✔ *Strong equity award practices.* Allstate's equity awards are subject to clawback in certain circumstances set forth on page 78 and Allstate's officers are subject to stringent stock ownership requirements described on pages 46-47.

Additional Shares to be Authorized Under the Plan

Equity compensation is a significant component of the total compensation of officers and other employees. The Plan supports this overall compensation strategy by providing a means for granting equity awards to attract and retain talent. The committee and the Board approved an increase in the number of shares of common stock authorized under the Plan of 13,400,000 shares. If the increase in the number of authorized shares is approved by stockholders, the Plan will terminate at the time the shares authorized thereunder are exhausted.

Factors Considered

The Board and committee are mindful of their responsibility to shareholders in granting equity-based awards. In setting the number of proposed additional shares issuable under the Plan, the committee and the Board considered a number of factors, including:

▸ Shares currently available for issuance and how long the shares available (both currently and assuming the approval by stockholders of this Proposal 3) are expected to last.

▸ Historical equity award granting practices, including the three-year average share usage rate (commonly referred to as burn rate).

▸ Total potential dilution (commonly referred to as overhang).

Shares Currently Available for Issuance. As of March 1, 2019, we had 332,925,208 shares of common stock issued and outstanding (not including treasury shares) and 9,925,716 shares of common stock were available for future awards under the Plan, assuming performance stock awards at target (7,349,139 with such awards at maximum). The committee and the Board considered that the shares currently available for issuance may not be sufficient to cover future equity awards in the near term if material fluctuations in our stock price or material changes from historical granting practices occur. As of March 1, 2019, the proposed 13,400,000 additional shares would represent approximately 4.0% of the issued and outstanding shares of common stock, and, assuming the approval by stockholders of this Proposal 3, the aggregate of approximately 23,325,716 shares available under the Plan would represent approximately 7.0% of the issued and outstanding shares of common stock. The proposed additional shares, together with shares currently available, are expected to be sufficient, based on historical granting practices and the recent trading price of the common stock, to cover awards for approximately three years.

Equity Award Granting Practices and Share Usage. In setting and recommending to stockholders the increase in the number of shares authorized, the committee and the Board considered historic share usage and resulting burn rate as reflected in the table below. The 3-year average burn rate of 0.94% is lower than the industry thresholds established by certain major proxy advisory firms and institutional investors.

	2016 Fiscal Year	2017 Fiscal Year	2018 Fiscal Year
Total Shares Granted During Fiscal Year[1]	3.9M	3.4M	3.0M
Basic Weighted Average Common Stock Outstanding	372.8M	362.0M	347.8M
Burn Rate[2]	**1.04%**	**0.93%**	**0.86%**

[1] Includes the number of options and full value awards (restricted stock units and performance stock awards) granted for each year.

[2] Burn rate is calculated by dividing the total number of all awards granted to participants in each calendar year by the total common shares outstanding as of December 31st of the respective year.

Total Potential Dilution. The committee and Board considered the potential stockholder dilution represented by outstanding employee equity awards and shares available for future grants. Basic dilution is calculated as shown below.

$$\text{Total Potential Dilution (or Overhang)} = \frac{\text{(shares currently available under the Plan)} + \text{(shares to be issued on exercise or conversion of outstanding equity awards under the Plan)} + \text{(additional shares proposed to be authorized under the Plan)}}{\text{Total number of issued and outstanding shares of common stock (excluding treasury shares)}}$$

Prior to any additional shares authorized under the Plan, total potential dilution is 7.8% as of March 1st, 2019. By adding the 13,400,000 shares proposed to be authorized under the Plan, total potential dilution increases to 11.8% which is lower than the industry thresholds established by major proxy advisory firms and institutional investors.

Other Key Features of the Plan

The Plan, as approved by the committee and the Board, makes certain changes to the 2013 plan, intended to reflect compensation and governance best practices or to conform the terms to current practice, including:

▸ 162(m) Provisions: Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), allowed performance-based compensation that met certain requirements to be tax deductible, regardless of amount, prior to the Tax Cuts and Jobs Act of 2017 (the "Tax Legislation"). This qualified performance-based compensation exception was repealed as part of the Tax Legislation. We have amended certain provisions of the Plan that were required for awards to qualify as performance-based compensation under the 162(m) exception prior to the effective date of the relevant repeal provisions under the Tax Legislation for awards granted on a going forward basis. Certain awards granted prior to November 2, 2017, may be eligible for grandfathered treatment under the Tax Legislation and may be subject to certain limited transition relief.

Because of the importance of linking pay and performance, the Company continues to grant performance stock awards, subject to performance conditions.

▸ Double Trigger Change in Control Vesting: Although awards previously granted under the Plan had double-trigger vesting provisions, the Plan has been revised to allow only double-trigger acceleration of the vesting, exercisability of, or the lapse of restrictions or deemed satisfaction of performance goals for awards that continue after a change in control.

Summary of 2019 Equity Incentive Plan

The following is a summary of the material features of the Plan. This summary is qualified in its entirety by reference to Appendix D, which contains the complete text of the Plan.

Administration

The Plan provides that the committee or another committee appointed by the Board consisting solely of two or more non-employee members of the Board will administer the Plan. Because the committee is currently performing administration duties, throughout the following discussion we refer to the administrator as the committee. The committee has full and final authority and discretion under the Plan to determine eligibility and types and terms of awards and to interpret and administer the Plan. In 2008 the Board delegated to the equity award committee, consisting of the person who at any time holds the office of CEO provided such person is an Allstate director, the authority to grant restricted stock units and nonqualified stock options to eligible employees who are not subject to Section 16 of the Securities Exchange Act of 1934, in certain new hire situations, in connection with promotions, and to recognize key contributions that occur between regularly scheduled committee meetings. This authority was extended to performance stock awards in 2016.

Prohibition on Repricing and Buy-Outs of Options and Stock Appreciation Rights

Without stockholder approval, the committee may not amend outstanding options or SARs to reduce the exercise price or base value of the award, cancel options or SARs in exchange for other awards or options or SARs with an exercise price or base value that is less than the exercise price or base value of the original options or SARs, or cancel options or SARs when the exercise price or base value exceeds the fair market value of shares of common stock in exchange for either cash or other securities, except in connection with a change in control or a corporate transaction involving Allstate, including, for example, a stock dividend, stock split, spin off, rights offering, recapitalization through a large, nonrecurring cash dividend, or other transaction or event described in the Plan's award adjustment provisions.

Eligibility

Awards may be made to any of our employees or employees of any of our subsidiaries, approximately 46,700 people, who are on the payroll system of Allstate or any of its subsidiaries and who are not covered by a collective bargaining agreement, including 12 executive officers of Allstate. Independent contractors, consultants or any employees of an employment, consulting or temporary agency, or of any entity other than the Company or one of its subsidiaries, are not eligible to participate in the Plan. In determining which employees will receive awards, the committee will consider such factors as it deems relevant to promote the purposes of the Plan. In 2019, we anticipate that approximately 1,000 employees, including 12 executive officers, will receive awards under the Plan.

Types of Awards

Awards may be in the form of stock options, SARs, unrestricted stock, restricted stock, restricted stock units, performance units, performance stock, and other awards including the payment of stock in lieu of cash under other incentive or bonus programs or otherwise and payment of cash based on attainment of performance goals. Share-based awards relate to shares of common stock. To date, only nonqualified stock options, restricted stock, restricted stock units, and performance stock have been granted under the Plan.

Stock Options

The Plan permits the committee to grant nonqualified options and incentive stock options. To date, only nonqualified options have been granted under the Plan. Subject to the limits in the Plan, the committee has discretion to determine the number of options to be awarded and the terms and conditions of the awards. Each award is evidenced by an agreement that specifies the number of shares subject to the award, the exercise price, the option term and exercise periods, the vesting schedule, and other terms the committee may deem appropriate such as provisions relating to a change in control and vesting and forfeiture upon a participant's termination of employment. No dividend equivalents may be provided with respect to options.

The option exercise price may not be less than the fair market value of a share of common stock on the grant date, and the option term may not exceed ten years. Options may be exercised by delivery of a notice of intent to purchase a specific number of shares. Payment may be made in cash or its equivalent, by tendering previously acquired shares of common stock, by share withholding, by means of a broker-assisted cashless exercise, or any combination of the foregoing.

Options may not be granted with a reload feature, which entitles the option holder to receive additional options when exercising options by tendering shares. The committee may not reprice any options without stockholder approval, including the cancellation of options in exchange for options with a lower exercise price or for cash or other securities (other than in connection with certain corporate transactions involving Allstate or a change in control).

Unrestricted Stock, Restricted Stock, and Restricted Stock Units

The committee may also award restricted and unrestricted shares of common stock and restricted stock units. Subject to the limits in the Plan, the committee has discretion to determine the number of shares or units to be awarded and the terms and conditions of the awards. The right to vest or receive distributions or payments with respect to restricted stock and restricted stock unit awards may be conditioned upon attainment of performance goals or continued service. Each award is evidenced by an agreement that specifies the number of shares or units being awarded, any restrictions or vesting conditions, any applicable performance goals, and other terms the committee may deem appropriate such as provisions relating to a change in control and a participant's termination of employment.

Restricted stock units may be settled in shares of common stock or cash of equal value, or a combination of stock and cash.

During the restricted period, except pursuant to a domestic relations order or as otherwise determined by the committee, restricted stock and restricted stock units may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. Employees holding restricted stock may exercise full voting rights with respect to those shares during the restriction period and, subject to the committee's right to determine otherwise at the time of grant, will receive regular cash dividends on restricted stock held during the restricted period after vesting. The committee may include dividend equivalent rights on awards of restricted stock units, any dividend equivalents to be paid following vesting. With respect to any restricted stock or restricted stock unit awards with performance-based vesting, any dividends or dividend equivalent rights based on the performance-based vesting of such awards are only paid to the participant upon satisfaction of the performance-based vesting conditions.

Performance Units and Performance Stock

The committee may also award performance units and performance stock awards. Subject to the limits in the Plan, the committee has discretion to determine the number of performance units and performance stock awards to be awarded and the terms and conditions of the awards, including the applicable performance period and specific performance goals. The value of performance stock is based on the fair market value of a share of common stock. The value of a performance unit is determined in the discretion of the committee at the time of grant. The extent to which the performance goals are met during the performance periods established by the committee will determine the number and/or value of performance units or performance stock that will be paid to employees. Payment of the value of earned performance units or performance stock after the end of the performance period will be made in cash or stock having an aggregate fair market value equal to the value of the performance units or performance stock at the end of the performance period, or a combination of stock and cash. The awards may be granted subject to such other restrictions and terms as the committee determines. Each award is evidenced by an agreement that specifies the number of shares or units being awarded, any restrictions or vesting conditions, the performance goals, and any other terms the committee may deem appropriate such as provisions relating to a change in control and dividend equivalent rights. To date, no performance units have been granted under the Plan. Any dividends or dividend equivalent rights under such awards are paid to the participant only if the applicable performance goals are achieved.

Stock Appreciation Rights

The Plan permits the committee to grant SARs. To date, no SARs have been granted under the Plan. Subject to the limits in the Plan, the committee has discretion to determine the number of SARs to be awarded and the terms and conditions of the awards. Each award is evidenced by an agreement that specifies the number of shares subject to the award, the base value of the award, the award's term and exercise periods, the vesting schedule, and other terms the committee may deem appropriate such as provisions relating to a change in control and vesting and forfeiture upon a participant's termination of employment. A SAR's base value may not be less than the fair market value of a share of common stock on the grant date, and a stock appreciation right's term may not exceed ten years. No dividend equivalents may be provided with respect to SARs.

SARs may be granted alone or in tandem with options or in any combination of these forms. Upon exercise of a SAR, an employee will receive payment in an amount equal to the product of the excess of the fair market value of a share of common stock on the date of exercise over the base value multiplied by the number of shares with respect to which the SAR is exercised. The committee may not reduce the base value of a SAR without stockholder approval, including canceling a SAR in exchange for an award with a lower base value or for cash or other securities (other than in connection with certain corporate transactions involving Allstate or a change in control).

Other Awards

The committee may grant other awards that may include the payment of stock in lieu of cash, including cash payable under other incentive or bonus programs, and the payment of cash based on attainment of performance goals established by the committee. None of these other awards have been granted to date under the Plan.

Performance Goals

Certain awards under the Plan may be based on achievement of performance goals. These goals are established by the committee and may be based on one or more of the following measures or such other measures as established by the committee: sales, revenues, premiums, financial product sales, earnings per share, book value, stockholder return and/or value, funds from operations, operating income, gross income, net income, combined ratio, underwriting income, cash flow, return on equity, return on capital, return on assets, values of assets, market share, net earnings, earnings before interest, operating ratios, expenses, stock price, customer satisfaction, customer retention, customer loyalty, strategic business criteria based on meeting specified revenue goals, market penetration goals, investment performance goals, business expansion goals or cost targets, accomplishment of mergers, acquisitions, dispositions, or similar extraordinary business transactions, profit returns and margins, financial return ratios, market performance, and/or risk-based capital goals or returns. Performance goals may be measured solely on a corporate, subsidiary, business unit, or other grouping basis, or a combination thereof, and may be before or after tax. Performance goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure.

Deferral

The committee may, in its sole discretion, permit a participant to defer the receipt of the payment of cash or the delivery of stock that would otherwise be due to such participant under the Plan. If any such deferral election is permitted, the committee will establish rules and procedures for the deferrals consistent with Section 409A of the Code, to the extent applicable.

Equity Incentive Plans of Foreign Subsidiaries

The committee may authorize the adoption of sub-plans of the Plan, including as the committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted awards. In such case, such foreign sub-plans will have such terms and provisions as the committee permits not inconsistent with the provisions of the Plan and which may be more restrictive than those contained in the Plan. Awards granted under such foreign sub-plans are governed by the terms of the Plan except to the extent the provisions of the foreign sub-plans are more restrictive than the terms of the Plan, in which case such terms of the foreign sub-plans control.

Fungible Pool

Each share issued pursuant to an option or SAR (and, if granted before May 19, 2009, any other form of award) will reduce the number of shares available under the Plan by one share, and each share issued pursuant to awards granted on or after May 19, 2009, other than options and SARs, will reduce the number of shares available by 2.1 shares. Shares of stock underlying awards that are lapsed or forfeited, that are expired or canceled, that are settled in cash, or that are otherwise settled without delivery of shares of stock will not be treated as having been issued under the Plan. Shares that are used to pay the exercise price for an option or base value for a SAR and shares withheld to pay taxes will be treated as having been issued under the Plan. With respect to stock-settled SARs, the full number of shares underlying the exercised portion of the SAR will be treated as having been issued under the Plan (regardless of the number of shares actually used to settle the SAR upon exercise).

Limits on Awards

No more than 5,500,000 shares may be issued pursuant to incentive stock options. The Plan also contains the following per-participant limitations on awards intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m) as in effect prior to the Tax Legislation granted under the Plan:

▸ The total number of shares of stock with respect to which options or SARs may be granted in any calendar year to any participant may not exceed 4,000,000 shares.

▸ The total number of shares of qualified restricted stock or qualified restricted stock units that may be granted in any calendar year to any participant may not exceed 3,000,000 shares or units, as the case may be.

▸ The total number of shares of performance stock that may be granted in any calendar year to any participant may not exceed 4,000,000 shares, and the maximum amount payable pursuant to performance units granted in any one calendar year to any participant may not exceed $10,000,000.

▸ The total number of shares of stock granted pursuant to other awards in any calendar year to any participant may not exceed 4,000,000 shares.

▸ The total cash award that may be paid pursuant to other awards granted in any one calendar year to any participant may not exceed $10,000,000.

▸ The aggregate value of cash dividends (other than large, nonrecurring cash dividends) or dividend equivalents that a participant may receive in any calendar year may not exceed $11,500,000.

Minimum Vesting

NEW Awards under the Plan are subject to a minimum one-year vesting period, except in connection with death, disability, retirement, termination of employment without cause or a change in control, and except that the committee may grant awards that do not satisfy the minimum vesting period relating to an aggregate of 5% or fewer of the aggregate number of shares of stock authorized for issuance under the Plan.

Elective Share Withholding

A participant may irrevocably elect to have shares withheld with a fair market value in an amount required to satisfy the minimum federal, state, and local tax withholding requirements upon the exercise of an option or stock appreciation right, the vesting of an award, or any other taxable event in respect to an award granted under the Plan, or such other limitations as will not cause adverse accounting consequences or cost, except as otherwise specifically provided in any award agreement with respect to a participant subject to tax withholding in any foreign jurisdiction in which there is no minimum statutory withholding rates.

Limits on Transferability

In general, awards are not assignable or transferable other than by will or the laws of descent and distribution. Vested nonqualified options may be transferred to certain family members or to a trust, foundation, or any other entity meeting certain ownership requirements. However, in no event may a transfer be made for consideration and no option or SAR maybe transferred to a third party financial institution.

Forfeitability

Unless otherwise provided by the committee or in an award agreement, if a participant has a termination of employment, all awards will terminate and be forfeited on the date of such termination of employment. Typically, the committee has prescribed that, subject to exceptions for death, disability, and retirement, an employee will forfeit all unexercised vested options three months after termination of employment, and all other unvested awards will terminate and be forfeited on the date of an employee's termination of employment or failure to achieve specific performance goals (unless the committee determines otherwise).

Clawback

In the event of a restatement of our financial results to correct a material error or inaccuracy resulting in whole or in part from the fraud or intentional misconduct of an officer who is subject to Section 16 of the Securities Exchange Act of 1934, to the extent permitted by applicable law, we may take such actions as we determine to be appropriate to recover compensation provided to such officer under the Plan, including without limitation cancellation of outstanding awards or recovery of all or a portion of any gain realized upon vesting, settlement, or exercise of an award or recovery of all or a portion of any proceeds resulting from any disposition of shares received pursuant to an award. While the 2013 plan included non-solicitation and non-competition covenants and related clawback or award cancellation provisions for violation of these covenants, these provisions have been removed from the Plan; however, award agreements continue to contain these provisions.

Adjustments for Certain Events

The committee will make proportional adjustments to the maximum number of shares of common stock that may be delivered under the Plan and to outstanding awards to reflect stock dividends, stock splits, spin-offs, rights offerings, recapitalizations, mergers, consolidations, reorganizations, liquidations, or similar events.

Change in Control

The committee may provide in any award agreement for provisions relating to a change in control (as defined in the Plan), including, the acceleration of the exercisability of, or the lapse of restrictions or deemed satisfaction of performance goals with respect to, any outstanding awards; provided, however, that, with respect to any award that is continued, assumed or substituted with a substantially equivalent award in connection with a change in control, in addition to any conditions provided for in the award agreement, any acceleration of the vesting, exercisability of, or the lapse of restrictions or deemed satisfaction of performance goals with respect to any outstanding awards in connection with a change in control may occur only if during the post-change period (as defined in the Plan), (i) the participant has a termination of employment initiated by the Company or any of its subsidiaries other than for "cause" (as defined in the award agreement), death or disability or (ii) the participant is a participant in the CIC Plan and the participant's termination of employment is initiated by the participant for "good reason" (as defined in the CIC Plan).

Amendment, Modification, and Termination of the Plan

The Board may amend, alter, suspend, or terminate the Plan at any time and in any respect, provided that no amendment will (1) increase the total number of shares of common stock that can be issued under the Plan, (2) materially modify the requirements for participation in the Plan, or (3) materially increase the benefits accruing to employees under the Plan, unless in each instance the amendment is approved by our stockholders. No amendment, modification, or termination of the Plan may materially affect in an adverse way any award then outstanding under the Plan, without an employee's written consent, unless otherwise provided in the Plan or required by applicable law.

Duration of the Plan

The Plan will remain in effect until the shares are exhausted or until such earlier time as the Board may determine.

Federal Income Tax Consequences

The following is a general summary of the United States federal income tax consequences related to awards that have been or may be granted under the Plan. The federal tax laws may change, and the federal, state, and local tax consequences for any employee will depend upon his or her individual circumstances. This summary does not address all potential tax consequences related to awards, such as estate and gift taxes, foreign taxes, and state and local taxes.

Nonqualified Stock Options

Generally, an employee will not have any taxable income, and we are not entitled to any deduction on the grant of a nonqualified stock option. Upon the exercise of a nonqualified stock option (or, generally, upon the exercise of an incentive stock option followed by a disqualifying disposition, described below), the employee recognizes ordinary income equal to the excess of the fair market value of the shares acquired over the option exercise price, if any, on the date of exercise. We are generally entitled to a deduction equal to the compensation taxable to the employee as ordinary income, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code. Any such income is also considered wages and, as such, is subject to income, Social Security, and Medicare taxes. If an employee disposes of shares of common stock acquired upon exercise of a nonqualified stock option in a taxable transaction, the employee will recognize capital gain or loss in an amount equal to the difference between the employee's basis in the shares sold and the total amount realized upon disposition.

Incentive Stock Options

Generally, an employee does not recognize taxable income on the grant or exercise of an incentive stock option, and no federal income, Social Security, or Medicare taxes will be withheld upon such grant or exercise. However, the excess of the fair market value on the exercise date over the option exercise price is included in alternative minimum taxable income and thus may trigger alternative minimum tax.

Upon the disposition of shares of common stock acquired on exercise of an incentive stock option more than one year after the exercise date, and more than two years after the grant date, the employee will normally recognize a capital gain or loss, as the case may be. This gain or loss is measured by the difference between the common stock's sale price and the exercise price. We will not be entitled to a tax deduction on the grant or exercise of an incentive stock option or on the disposition of common stock acquired upon the exercise of an incentive stock option.

If, however, an employee disposes of the shares of common stock acquired upon the exercise of an incentive stock option either before the one-year period after exercise, or before the two-year period after the grant date, the difference between the exercise price of such shares and the lesser of (i) the fair market value of the shares on the date of exercise or (ii) the sale price will constitute compensation taxable to the employee as ordinary income. We are generally allowed a corresponding tax deduction equal to the amount of the compensation taxable to the employee. If the sale price of common stock exceeds the fair market value on the exercise date, the excess will be taxable to the employee as capital gain. We are not allowed a deduction with respect to any such capital gain recognized by the employee.

Use of Common Stock to Pay Option Exercise Price of Nonqualified Option

If an employee delivers previously acquired common stock in payment of all or part of the option exercise price of a nonqualified stock option, there will be no recognition of taxable income or loss of any appreciation or depreciation in value of the tendered common stock. The employee's tax basis in, and capital gain holding period for, the tendered stock carries over to an equal number of the option shares received. The fair market value of the shares received in excess of the tendered shares constitutes compensation taxable to the employee as ordinary income. We may be entitled to a tax deduction equal to the compensation income recognized by the employee.

Use of Common Stock to Pay Option Exercise Price of Incentive Stock Option

If an employee delivers previously acquired common stock in payment of all or part of the incentive stock option exercise price (other than stock acquired on exercise and not held for the required holding periods), the employee will not recognize as taxable income or loss any appreciation or depreciation in the value of the tendered stock after its acquisition date. The employee's tax basis in, and capital gain holding period for, the tendered stock carries over to an equal number of the option shares received. Shares received in excess of the tendered shares have a tax basis equal to the amount paid, if any, in excess of the tendered shares, and such shares' holding period will begin on the date of exercise.

If an employee delivers previously acquired common stock that was acquired upon the exercise of an incentive stock option that was not held for the required holding periods, ordinary income will be recognized by the employee, and we will generally be entitled to a corresponding compensation deduction. The employee's basis in the shares received in exchange for the tendered shares will be increased by the amount of ordinary income recognized.

Stock Appreciation Rights

An employee will not have any taxable income on the grant of SARs. Upon the exercise of SARs, the employee recognizes ordinary income equal to the fair market value of the shares and cash received. We will be entitled to a corresponding compensation deduction. Any such ordinary income is also considered wages and, as such, is subject to income, Social Security, and Medicare taxes. If SARs are settled in shares of common stock, then upon a subsequent disposition of such shares the employee will recognize capital gain or loss in an amount equal to the difference between the employee's basis in the shares sold and the total amount realized upon disposition.

Unrestricted Stock and Restricted Stock Awards

Generally, an employee will not have any taxable income on the grant of restricted stock, and we will not be entitled to a deduction at the time of grant. When shares of restricted stock are no longer subject to a substantial risk of forfeiture, the employee will recognize ordinary income in an amount equal to the fair market value of the shares, less the amount paid, if any, for the shares. Alternatively, an employee may elect to be taxed at the time of grant, in which case the employee will recognize ordinary income on the grant date equal to the fair market value of the shares on the grant date. In either case, we will generally be entitled to a deduction in an amount equal to the ordinary income recognized by the employee. With respect to unrestricted stock, an employee will recognize ordinary income at the time of grant in an amount equal to the fair market value of the stock on that date, and we will generally be entitled to a deduction in the same amount. Compensation with respect to restricted stock and unrestricted stock is subject to income, Social Security, and Medicare taxes. Upon the disposition of any shares acquired pursuant to an unrestricted stock or restricted stock award, any gain or loss, based on the difference between the employee's basis in the shares sold and the total amount realized upon disposition, will be taxed as capital gain or loss.

Restricted Stock Units, Performance Units, and Performance Stock Awards

An employee will not have any taxable income on the grant of restricted stock units, performance units, or performance stock. Upon the delivery of shares or payment of cash with respect to restricted stock units, performance units, or performance stock, the employee generally will be required to include as ordinary income in the year of receipt an amount equal to the cash received and/or the fair market value of shares of stock received, and we will be entitled to a deduction in an amount equal to the same amount. Compensation with respect to restricted stock units, performance units, and performance stock is subject to income, Social Security, and Medicare taxes. If shares of common stock are received in settlement of any restricted stock units, performance units, or performance stock award, then upon a subsequent disposition of such shares the employee will recognize capital gain or loss in an amount equal to the difference between the employee's basis in the shares sold and the total amount realized upon disposition.

Internal Revenue Code Section 409A

Certain awards under the Plan, depending in part on the specific terms and conditions of such awards, may be considered "non-qualified deferred compensation" subject to the requirements of Internal Revenue Code section 409A, which regulates deferred compensation arrangements. If the terms of such awards do not meet the requirements of Internal Revenue Code section 409A, this may result in an additional 20% tax obligation, plus penalties and interest for such participant.

Other Information

Total Outstanding Equity Awards. Since the inception of the equity incentive plan in 2001, stockholders have approved the issuance of up to 90,230,000 shares, in addition to 6,815,597 unused shares that were available for awards under a previously terminated plan. The table below lists the total shares authorized under the equity plans as of March 1, 2019.

Total Shares Authorized under the Equity Plans as of March 1, 2019

Total shares authorized under Equity Plans	97,045,597[1]
Shares issued under the Plan	68,788,896[2]
Shares needed for outstanding awards	18,330,985
Plan authorized shares needed for restricted stock units (RSUs) that have not yet converted to common stock	1,727,999[2]
Unexercised stock options to purchase shares of common stock	14,026,410
Plan authorized shares needed for performance stock awards (PSAs) that have not vested and converted to common stock	2,576,576[2]

[1] Includes 6,815,597 unused shares that were available for awards under a previously terminated plan.

[2] RSUs and PSAs granted after 2009 are deducted at a flexible share ratio of 2.1 to 1 from the authorized share pool.

Authorized but unissued shares or treasury shares may be used to provide common stock for awards. On March 1, 2019, the closing price of our common stock as reported on the New York Stock Exchange was $95.01.

New Plan Benefits Resulting From Approval of Plan

It is not possible at this time to determine the benefits or amounts of awards that will be made in the future as a result of the increased number of shares of common stock authorized and the other revised provisions of the Plan.

Options Granted Under the Existing Plan

Since the initial approval of the Plan in 2001 through March 1, 2019, the following number of stock options have been granted to the individuals and groups described in the table. No other options have been granted to any other individuals or groups under the Plan.

Name and Position	Number of Options Granted[1]
Named Executive Officers	
Thomas J. Wilson (Chair, President, and CEO)	5,648,550
Mario Rizzo (Executive Vice President and CFO)	201,524
John E. Dugenske (Executive Vice President and Chief Investment and Corporate Strategy Officer of Allstate Insurance Company)	171,772
Glenn T. Shapiro (President, Allstate Personal Lines of Allstate Insurance Company)	202,417
Steven E. Shebik (Vice Chair)	911,980
All current executive officers as a group[2]	9,566,615
All Directors (who are not executive officers) as a group	0
Nominees for Director	0
All other employees, including all current officers who are not executive officers, as a group	73,345,579

[1] Reflects options granted since 2001 for Messrs. Wilson, Rizzo, and Shebik, 2017 for Mr. Dugenske, and 2016 for Mr. Shapiro.

[2] All current reporting officers under Section 16(a) of the Securities and Exchange Act of 1934, as amended, which includes the Named Executives.

Equity Compensation Plan Information

The following table includes information as of December 31, 2018, with respect to The Allstate Corporation's equity compensation plans:

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders [1]	15,015,769[2]	$65.82	12,645,317[3]
Total	15,015,769[2]	$65.82	12,645,317[3]

[1] Consists of the 2013 Equity Incentive Plan, which amended and restated the 2009 Equity Incentive Plan; the 2017 Equity Compensation Plan for Non-Employee Directors; the 2006 Equity Compensation Plan for Non-Employee Directors; and the Equity Incentive Plan for Non-Employee Directors (the equity plan for non-employee directors prior to 2006). The Company does not maintain any equity compensation plans not approved by stockholders.

[2] As of December 31, 2018, 957,056 RSUs and 2,328,244 PSAs were outstanding. The weighted-average exercise price of outstanding options, warrants, and rights does not take into account RSUs and PSAs, which have no exercise price. PSAs are reported at the maximum potential amount awarded for incomplete performance periods and the amount earned for the 2016 PSA grant, reduced for forfeitures. For incomplete performance periods, the actual number of shares earned may be less and are based upon measures achieved at the end of the three-year performance period for those PSAs granted in 2017 and 2018.

[3] Includes 12,278,616 shares that may be issued in the form of stock options, unrestricted stock, restricted stock, restricted stock units, SARs, performance units, performance stock, and stock in lieu of cash under the 2013 Equity Incentive Plan; and 366,701 shares that may be issued in the form of stock options, unrestricted stock, restricted stock, restricted stock units, and stock in lieu of cash compensation under the 2017 Equity Compensation Plan for Non-Employee Directors.

The entire text of the Plan is set forth in Appendix D.

Audit Committee Matters

PROPOSAL **4** | **Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2019**

The Board recommends a vote FOR ratification of Deloitte & Touche LLP for 2019. ✓

The audit committee has established strong practices to evaluate the qualifications, compensation, performance, and independence of the independent registered public accountant both on an ongoing basis throughout the year and through the completion of an annual evaluation. Additional information regarding the audit committee's duties and responsibilities is available in the committee's charter located under the Governance section of Allstate's investor relations website at www.allstateinvestors.com. Deloitte & Touche LLP has been Allstate's independent registered public accountant since Allstate became a publicly traded entity in 1993.

As a starting point for the annual evaluation, a survey of management and the audit committee is administered by a Deloitte & Touche LLP partner who is not affiliated with the Allstate account. The survey assesses Allstate's general satisfaction with the quality and efficiency of the services provided. Results are reported to the audit committee for its discussion and analysis.

In addition, the audit committee reviews and discusses the results of the firm's reports on its quality controls and external assessments, including results of inspections conducted by the Public Company Accounting Oversight Board (PCAOB).

> **Rotation of the independent registered public accounting firm is explicitly considered each year by the committee in addition to the regular mandated rotation of audit partners. The committee and its chair approve the selection of Deloitte & Touche LLP's lead engagement partner.**

The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent registered public accountant. The policy identifies the basic principles that must be considered by the audit committee in approving services to ensure that the registered public accountant's independence is not impaired, describes the type of audit, audit-related, tax and other services that may be provided, and lists the non-audit services that may not be performed. The independent registered public accountant or management submits to the audit committee detailed schedules with all of the proposed services within each category, together with the estimated fees. Each specific service requires approval before service can begin.

Prior to requesting approval from the audit committee, the registered public accountant and management consider and conclude that the services are permissible in that they: (1) do not place the registered public accountant in the position of auditing their own work, (2) do not result in the registered public accountant's personnel acting as management or an employee of Allstate, (3) do not place the registered public accountant in a position of being an advocate for Allstate, (4) do not create a mutual or conflicting interest between the registered public accountant and Allstate and (5) are not based on a contingent fee arrangement. The audit committee's policy delegates to the chair the authority to grant approvals, but the decisions of the chair must be reported to the audit committee at its next regularly scheduled meeting. All services provided by Deloitte & Touche LLP in 2017 and 2018 were approved in accordance with this pre-approval policy.

Based on the results of the annual evaluation, the audit committee has appointed Deloitte & Touche LLP as Allstate's independent registered public accountant for 2019. The factors considered by the audit committee include:

▸ Focus on independence, objectivity, and professional skepticism;

▸ Insurance and technical expertise and capability in handling the breadth and complexity of Allstate's operations and industry;

▸ Professionalism and responsiveness;

▸ Sharing industry insights, trends, and latest practices;

▸ Quality and efficiency of the work performed;

▸ Quality of discussions and feedback sessions;

▸ External data on audit quality and performance, including the results from the PCAOB; and

▸ Reasonableness of fees.

The audit committee and the Board believe it is in the best interests of Allstate and its stockholders to continue to retain Deloitte & Touche LLP as Allstate's independent registered public accountant.

The audit committee oversees and is ultimately responsible for the negotiation of audit fees associated with the retention of Deloitte & Touche LLP. The following fees have been, or are anticipated to be, billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for professional services rendered to Allstate for the fiscal years ending December 31, 2017, and December 31, 2018.

	2017[5]	2018
Audit fees[1]	$10,544,000	$10,606,000
Audit-related fees[2]	$601,000	$818,000
Tax fees[3]	$308,000	$351,000
All other fees[4]	$13,000	$475,000
Total fees	$11,466,000	$12,250,000

[1] Fees for audits of annual financial statements, reviews of quarterly financial statements, statutory audits, attest services, comfort letters, consents, and review of documents filed with the SEC. The amount disclosed does not reflect reimbursements expected to be received for certain separate account audit fees from the managing entity in the amounts of $189,000 and $165,000 for 2017 and 2018, respectively.

[2] Audit-related fees relate to professional services, such as accounting consultations relating to new accounting standards and audits, Service Organization Controls (SOC) audit reports and other attest services for non-consolidated affiliates (i.e., employee benefit plans, various trusts, etc.) and are set forth below.

	2017	2018
Audits and other attest services for non-consolidated entities	$346,000	$358,000
Other audit-related fees	$255,000	$460,000
Total audit-related fees	$601,000	$818,000

[3] Tax fees include income tax return preparation, compliance assistance, tax studies and research, and international tax planning.

[4] "All other fees" includes all fees paid that are not audit, audit-related, or tax services. These fees relate to advisory services.

[5] Fees for 2017 were adjusted to reflect lower than anticipated services performed after the proxy statement was filed.

Representatives of Deloitte & Touche LLP will be present at the 2019 Annual Meeting to respond to questions and may make a statement if they choose. If stockholders fail to ratify the appointment, the audit committee will reconsider the appointment, but no assurance can be given that the audit committee will be able to change the appointment while enabling timely completion of the 2019 audited financial statements.

Audit Committee Report

Deloitte & Touche LLP (Deloitte) was Allstate's independent registered public accountant for the year ended December 31, 2018.

The audit committee reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2018.

The committee discussed with Deloitte the matters required to be discussed by Auditing Standard No. 1301, as adopted by the Public Company Accounting Oversight Board. The committee received the written disclosures and letter from Deloitte that is required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the committee concerning independence and has discussed with Deloitte its independence.

Based on these reviews and discussions and other information considered by the committee in its judgment, the committee recommended to the Board of Directors that the audited financial statements be included in Allstate's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, for filing with the Securities and Exchange Commission, and furnished to stockholders with this Notice of Annual Meeting and Proxy Statement.

KERMIT R. CRAWFORD (CHAIR)   **MICHAEL L. ESKEW**   **SIDDHARTH N. MEHTA**   **GREGG M. SHERRILL**

Stockholder Proposal

PROPOSAL **5**	**Stockholder Proposal on Reporting Political Contributions**

The Board recommends a vote AGAINST this proposal. ⊗

The International Brotherhood of Teamsters, 25 Louisiana Avenue, NW, Washington, D.C. 20001, beneficial owner of no less than 64 shares of Allstate common stock as of November 19, 2018, intends to propose the following resolution at the Annual Meeting.

Resolved, that the shareholders of The Allstate Corporation ("Allstate" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each; and

   b. The title(s) of the person(s) in the Company responsible for decision making.

The report shall be presented to the Board of Directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting. This proposal does not encompass lobbying spending.

Supporting Statement: As long-term shareholders of Allstate, we support transparency and accountability in corporate electoral spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

Disclosure is in the best interest of the Company and its shareholders. The Supreme Court recognized this in its 2010 *Citizens United* decision, which said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Publicly available records show Allstate has contributed at least $2,350,000 in corporate funds since the 2010 election cycle. (CQMoneyLine: http://moneyline.cq.com; National Institute on Money in State Politics: http://www.followthemoney.org).

However, relying on publicly available data does not provide a complete picture of the Company's electoral spending. For example, the Company's payments to trade associations that may be used for election-related activities are undisclosed and unknown. This proposal asks the Company to disclose all of its electoral spending, including payments to trade associations and other tax-exempt organizations, which may be used for electoral purposes. This would bring our Company in line with a growing number of leading companies, including: American International Group Inc., The Hartford Financial Services Group Inc., and Prudential Financial Inc., which present this information on their websites. The Company's Board and shareholders need comprehensive disclosure to fully evaluate the use of corporate assets in elections. We urge your support for this critical governance reform.

Board of Directors' Statement in Opposition to the Stockholder Proposal on Reporting Political Contributions

The Board recommends that stockholders vote AGAINST this proposal for the following reasons:

Allstate Already Provides Significant Disclosure of Political Activities, Including Information That Is Not Requested by the Proponent.

▸ Allstate issues an annual Public Policy report (found at allstatesustainability.com), which describes the Board's oversight and internal governance processes, business rationale for expenditures, total amounts contributed by category (including non-deductible amounts for lobbying), and major organizations supported.

▸ Allstate discloses contributions to trade associations and other non-profit industry groups, including the portion of that spend attributed to lobbying. This support primarily funds research and industry forums on issues of importance to Allstate's customers, shareholders, and employees. Only 12% of Allstate's support of these organizations was directed to lobbying activities in 2018.

▸ The proponent seeks line-item disclosure of the amounts paid to each recipient. Much of this information is publicly available and providing an itemized list in Allstate's report would not provide shareholders information to support additional analysis.

Allstate's Board Expanded its Oversight of the Company's Public Policy Involvement in 2018 in Response to Stockholder Input, Including Instituting a Leading Practice of Having the Chief Risk Officer Independently Assess This Activity for the Board.

▸ The Board engaged with stockholders about Allstate's program and related Board oversight of political contributions in response to a similar proposal at last year's Annual Meeting, which received less than majority support.

▸ The Board made the following changes as of November 2018: instituting (i) a semi-annual review by the nominating and governance committee of Allstate's priorities and expenditures in the public policy arena and (ii) an annual risk and return assessment performed by the chief risk officer. The enhanced oversight allows the nominating and governance committee and the Board to evaluate the rationale, benefits, and risks of these activities.

The Proposal Relates to Expenditures That Are Not Significant to Allstate's Size and Is Contrary to the Interests of Allstate's Stockholders.

▸ In 2018, Allstate contributed only $740,300 in corporate funds to political organizations, including federal, state and local candidates and committees, in comparison to total revenues of almost $40 billion.

▸ Additional political contribution reporting requirements that go beyond those required under existing law should be applicable to all participants engaged in the political process, some of whom have objectives that would negatively affect Allstate's ability to serve its stakeholders.

Stockholder Proposals or Director Nominations for the 2020 Annual Meeting

Proposals that stockholders would like to include in Allstate's proxy materials for presentation at the 2020 annual meeting of stockholders must be received by the Office of the Secretary by December 10, 2019, and must otherwise comply with SEC rules in order to be eligible for inclusion in the proxy materials for the 2020 Annual Meeting.

If a stockholder would like to bring a matter before the meeting that is not the subject of a proposal that meets the SEC proxy rule requirements for inclusion in the proxy statement, the stockholder must follow procedures in Allstate's bylaws in order to personally present the proposal at the meeting.

One of the procedural requirements in the bylaws is timely notice in writing of the business the stockholder proposes to bring before the meeting. Notice of business proposed to be brought before the 2020 annual meeting must be received by the Office of the Secretary no earlier than the close of business on January 22, 2020, and no later than the close of business on February 21, 2020. Among other things, the notice must describe the business proposed to be brought before the meeting, the reasons for conducting the business at the meeting, and any material interest of the stockholder in the business.

A stockholder also may directly nominate someone for election as a director at a stockholders' meeting. Under our bylaws, a stockholder may nominate a candidate at the 2020 annual meeting by providing advance notice to Allstate to the Office of the Secretary that is received no earlier than the close of business on January 22, 2020, and no later than the close of business on February 21, 2020. For proxy access nominees to be considered at the 2020 annual meeting, the nomination notice must be received by the Office of the Secretary no earlier than the close of business on November 10, 2019, and no later than the close of business on December 10, 2019. Among other things, the notice must include the information and documents described in Section 20 of the company's bylaws.

A copy of the procedures and requirements related to the above matters is available upon request from the Office of the Secretary or can be found on Allstate's website, www.allstateinvestors.com. The notices required above must be sent to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F7, Northbrook, IL 60062-6127.

Stock Ownership Information

Security Ownership of Directors and Executive Officers

The following table shows the Allstate common shares beneficially owned as of March 1, 2019, by each director and named executive individually, and by all executive officers and directors of Allstate as a group. Shares reported as beneficially owned include shares held indirectly through the Allstate 401(k) Savings Plan and other shares held indirectly. It also includes shares subject to stock options exercisable, and restricted stock units subject to conversion into common shares, within sixty days of March 1. As of March 1, 2019, none of these shares were pledged as security.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Allstate Common Stock[1]	Common Stock Subject to Options Exercisable on or Prior to April 29, 2019[1]	Restricted Stock Units[1][2]	Total Stock-Based Ownership[1][3]
Kermit R. Crawford	1,000	0	14,718	15,718
Michael L. Eskew	190	0	7,832	8,022
Margaret M. Keane	1,020	0	2,269	3,289
Siddharth N. Mehta	0	0	11,196	11,196
Jacques P. Perold[4]	35	0	6,842	6,877
Andrea Redmond	4,000	0	24,530	28,530
Gregg M. Sherrill	0	0	2,777	2,777
Judith A. Sprieser	0	0	35,848	35,848
Perry M. Traquina	793	0	3,435	4,228
Thomas J. Wilson[4]	692,641	2,395,765	0	3,088,406
Mario Rizzo	14,638	62,127	0	76,765
John E. Dugenske	192	56,357	0	56,549
Glenn T. Shapiro	17,631	45,719	0	63,350
Steven E. Shebik	134,956	455,667	0	590,623
All directors and executive officers as a group (21 total)	1,175,736	3,892,056	109,447	5,177,239

[1] As of March 1, 2019, no director or executive officer beneficially owned 1% or more of the outstanding common stock of Allstate. The directors and executive officers of Allstate as a group beneficially owned (including common stock subject to stock options exercisable and restricted stock units for which restrictions expire on or prior to April 29, 2019) approximately 1.6% of the common stock outstanding as of March 1, 2019.

[2] All non-employee directors hold restricted stock units granted under Allstate's equity compensation plans for non-employee directors. This column lists those restricted stock units that would be distributed to directors in the form of shares of common stock within 60 days if any of them were to have retired as a director on March 1, 2019. In addition, some directors hold additional restricted stock units that are not reflected in the table above because common stock would not be distributed to directors until at least one year, and in some cases, as many as ten years, following his or her retirement as a director. For more information regarding the restricted stock units held by each director at the end of 2018, please see the details on page 33.

[3] These amounts are the sum of the number of shares shown in the prior columns.

[4] Mr. Perold's common shares are held indirectly by trust. The shares held by Mr. Wilson include shares owned indirectly through a grantor retained annuity trust and a remainder grantor retained annuity trust.

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Common	BlackRock Inc. 55 East 52nd Street New York, NY 10055	27,142,234[2]	8.15%
Common	The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	25,671,901[3]	7.71%

[1] Based on 332,925,208 shares of common stock outstanding as of March 1, 2019.

[2] Reflects shares beneficially owned as of December 31, 2018, as set forth in a Schedule 13G/A filed on February 4, 2019. Of these shares, BlackRock reported it held 22,694,713 shares with sole voting power; 0 shares with shared voting power; 27,142,234 shares with sole dispositive power; and 0 shares with shared dispositive power.

[3] Reflects shares beneficially owned as of December 31, 2018, as set forth in a Schedule 13G/A filed on February 11, 2019. Of these shares, The Vanguard Group reported it held 399,426 shares with sole voting power; 116,886 shares with shared voting power; 25,161,742 shares with sole dispositive power; and 510,159 shares with shared dispositive power.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Allstate's executive officers, directors, and persons who beneficially own more than 10% of Allstate's common stock to file reports of securities ownership and changes in such ownership with the SEC.

Based upon a review of copies of such reports, or written representations that all such reports were timely filed, Allstate believes that each of its executive officers and directors complied with all Section 16(a) filing requirements applicable to them during 2018 with the exception of one report for a stock option grant, which was inadvertently filed late for Elizabeth A. Brady due to an administrative error.

Other Information

Proxy and Voting Information

Who is asking for my vote and why?

The Allstate Board of Directors is soliciting proxies for use at the Annual Meeting of stockholders to be held on May 21, 2019, and any adjournments or postponements of the meeting. The Annual Meeting will be held only if there is a quorum, which means that a majority of the outstanding common stock entitled to vote is represented at the meeting by proxy or in person. To ensure there will be a quorum, the Allstate Board asks you to vote before the meeting, which allows your Allstate stock to be represented at the Annual Meeting.

Who can vote at the Annual Meeting?

The Allstate Board has set the close of business on March 22, 2019, as the record date for the meeting. This means that you are entitled to vote if you were a stockholder of record at the close of business on March 22, 2019. On that date, there were 332,978,417 shares of Allstate common stock outstanding and entitled to vote at the Annual Meeting.

Why did I receive a notice of Internet availability of proxy materials instead of the proxy materials?

We distribute our proxy materials to certain stockholders over the Internet using "Notice and Access" delivery, as permitted by the rules of the SEC. We elected to use this method for certain stockholders as it reduces our print and mail costs and the environmental impact of our annual stockholders' meeting.

How do I vote?

Instructions on how to vote your shares are included on the Notice on page 4. If you hold shares in your own name as a registered stockholder, you may vote in person by attending the Annual Meeting, or you may instruct the proxies how to vote your shares by following the instructions on the proxy card/voting instruction form. **If you plan to attend the meeting in person, please see the details on page 93.**

If you hold shares in street name (that is, through a broker, bank, or other record holder), you should follow the instructions provided by your broker, bank, or other record holder to vote your shares.

If you hold shares through the Allstate 401(k) Savings Plan, please see the instructions on pages 93-94.

Can I change my vote?

Before your shares have been voted at the Annual Meeting by the proxies, you may change or revoke your voting instructions by providing instructions again by telephone, by Internet, in writing, or, if you are a registered stockholder, by voting in person at the Annual Meeting.

Are the votes kept confidential?

All proxies, ballots, and tabulations that identify the vote of a particular stockholder are confidential, except as necessary to allow the inspector of election to certify the voting results or to meet certain legal requirements. A representative of American Election Services, LLC will act as the inspector of election and will count the votes. The representative is independent of Allstate and its directors, officers, and employees.

If you write a comment on your proxy card, voting instruction form, or ballot, it may be provided to our Secretary along with your name and address.

Your comments will be provided without reference to how you voted, unless the vote is mentioned in your comment or unless disclosure of the vote is necessary to understand your comment. At our request, the distribution agent or the solicitation agent will provide us with periodic status reports on the aggregate vote. These status reports may include a list of stockholders who have not voted and breakdowns of vote totals by different types of stockholders, as long as we are not able to determine how a particular stockholder voted.

What happens if I submit a signed proxy card but do not indicate how I want to vote?

You may instruct the proxies to vote "FOR" or "AGAINST" on each proposal, or you may instruct the proxies to "ABSTAIN" from voting. If you submit a signed proxy card/voting instruction form to allow your shares to be represented at the Annual Meeting but do not indicate how your shares should be voted on one or more proposals, then the proxies will vote your shares as the Board of Directors recommends on those proposals. Other than the proposals listed on pages 5-8, we do not know of any other matters to be presented at the meeting. If any other matters are properly presented at the meeting, the proxies may vote your shares in accordance with their best judgment.

What vote is needed to approve each item?

Shares of common stock represented by a properly completed proxy card/voting instruction form will be counted as present at the meeting for purposes of determining a quorum, even if the stockholder is abstaining from voting.

Proposal 1. To be elected under Allstate's majority vote standard, each director must receive an affirmative vote of the majority of the votes cast. In other words, the number of shares voted "FOR" a director must exceed 50% of the votes cast on that director. Abstentions will not be counted as votes cast and will have no impact on the vote's outcome.

Proposals 2 – 5. A majority of the shares present in person or represented by proxy at the meeting and entitled to vote must be voted "FOR" the proposal. **Abstentions will have the effect of a vote against the proposal.**

Are broker non-votes counted at the meeting?

Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the New York Stock Exchange considers "routine," such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors, say-on-pay, approval of the equity plan, or the stockholder proposal. Broker non-votes will not be counted as shares entitled to vote on any of the foregoing non-routine matters and will have no impact on the vote's outcome.

What is "householding" and how does it affect me?

Allstate has adopted the "householding" procedure approved by the SEC, which allows us to deliver one set of documents to a household of stockholders instead of delivering a set to each stockholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Stockholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Stockholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the Internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by calling (866) 540-7095 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

If you receive more than one proxy card/voting instruction form, your shares probably are registered in more than one account or you may hold shares both as a registered stockholder and through the Allstate 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

How do I attend the Annual Meeting?

If you plan to attend the meeting, you must be a holder of Allstate shares as of the record date of March 22, 2019. We encourage you to request an admission ticket in advance. You may request admission tickets by visiting proxyvote.com and following the instructions provided or calling 1-888-247-6053. You will need your proxy card, voting instruction form, or notice of Internet availability when you request the ticket.

At the entrance to the meeting, we will request to see your admission ticket and valid photo identification, such as a driver's license or passport.

If you do not request an admission ticket in advance, we will request to see your photo identification at the entrance to the meeting. We will then confirm your common stock ownership on the record date by:

▸ **For registered stockholders:** verifying your name and stock ownership against our list of registered stockholders.

▸ **For beneficial or street name stockholders** (those holding shares through a broker, bank or other record holder): asking to review evidence of your stock ownership as of March 22, 2019, such as your brokerage statement. **You must bring such evidence with you in order to be admitted to the meeting**.

If you are acting as a proxy, we will need to review a valid written legal proxy signed by the owner of the common stock granting you the required authority to vote the owner's shares.

Where can I find the results of the Annual Meeting?

Preliminary results will be announced at the meeting, and final results will be reported in a current report on Form 8-K, which is expected to be filed with the SEC within four business days after the meeting.

Who will pay the cost of this proxy solicitation?

Allstate pays the cost of this proxy solicitation. Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the Internet. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Allstate also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on your behalf. Allstate will reimburse these intermediaries for reasonable out-of-pocket expenses. Alliance Advisors, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003 has been retained to assist in the solicitation of proxies for a fee of $20,000 plus expenses.

How do I vote if I hold shares through the 401(k) Savings Plan?

If you hold Allstate common shares through the Allstate 401(k) Savings Plan, your proxy card/voting instruction form for those shares will instruct the plan trustee how to vote those shares. If you received your Annual Meeting materials electronically, and you hold Allstate common shares both through the plan and also directly as a registered stockholder, the voting instructions you provide electronically will be applied to both your plan shares and your registered shares. If you return a signed proxy card/voting instruction form or vote by telephone or the Internet on a timely basis, the trustee will follow your voting instructions for all Allstate common shares allocated to your plan account unless that would be inconsistent with the trustee's duties.

If your voting instructions are not received on a timely basis, the shares allocated to your plan account will be considered "unvoted." If you return a signed proxy card/voting instruction form but do not indicate how your shares should be voted on a given matter, the shares represented by your proxy card/voting instruction form will be voted as the Board of Directors recommends. **The trustee will vote all unvoted shares and all unallocated shares held by the plan as follows:**

▶ If the trustee receives instructions (through voting instruction forms or through telephonic or Internet instruction) on a timely basis for at least 50% of the votable allocated shares in the plan, then it will vote all unvoted shares and unallocated shares in the same proportion and in the same manner as the shares for which timely instructions have been received, unless to do so would be inconsistent with the trustee's duties.

▶ If the trustee receives instructions for less than 50% of the votable allocated shares, the trustee will vote all unvoted and unallocated shares at its sole discretion. However, the trustee will not use its discretionary authority to vote on adjournment of the meeting in order to solicit further proxies.

Plan votes receive the same high level of confidentiality as all other votes. You may not vote the shares allocated to your plan account by voting in person at the meeting. You must instruct The Northern Trust Company, as trustee for the plan, how to vote your shares.

By order of the Board,

Susan L. Lees

SUSAN L. LEES
SECRETARY
APRIL 8, 2019

Appendix A – Definitions of Non-GAAP Measures

Measures that are not based on accounting principles generally accepted in the United States of America ("non-GAAP") are defined and reconciled to the most directly comparable GAAP measure. We believe that investors' understanding of Allstate's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

Adjusted Net Income is net income applicable to common shareholders, excluding:

▸ realized capital gains and losses, after-tax, except for periodic settlements and accruals on non-hedge derivative instruments, which are reported with realized capital gains and losses but included in Adjusted Net Income,

▸ valuation changes on embedded derivatives not hedged, after-tax,

▸ amortization of deferred policy acquisition costs ("DAC") and deferred sales inducements ("DSI"), to the extent they resulted from the recognition of certain realized capital gains and losses or valuation changes on embedded derivatives not hedged, after-tax,

▸ business combination expenses and the amortization of purchased intangible assets, after-tax,

▸ gain (loss) on disposition of operations, after-tax, and

▸ adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years.

Net income applicable to common shareholders is the GAAP measure that is most directly comparable to Adjusted Net Income.

We use Adjusted Net Income as an important measure to evaluate our results of operations. We believe that the measure provides investors with a valuable measure of the company's ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of realized capital gains and losses, valuation changes on embedded derivatives not hedged, business combination expenses and the amortization of purchased intangible assets, gain (loss) on disposition of operations and adjustments for other significant non-recurring, infrequent or unusual items. Realized capital gains and losses, valuation changes on embedded derivatives not hedged and gain (loss) on disposition of operations may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process. Consistent with our intent to protect results or earn additional income, Adjusted Net Income includes periodic settlements and accruals on certain derivative instruments that are reported in realized capital gains and losses because they do not qualify for hedge accounting or are not designated as hedges for accounting purposes. These instruments are used for economic hedges and to replicate fixed income securities, and by including them in Adjusted Net Income, we are appropriately reflecting their trends in our performance and in a manner consistent with the economically hedged investments, product attributes (e.g. net investment income and interest credited to contractholder funds) or replicated investments.

Business combination expenses are excluded because they are non-recurring in nature and the amortization of purchased intangible assets is excluded because it relates to the acquisition purchase price and is not indicative of our underlying insurance business results or trends.

Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends.

Accordingly, Adjusted Net Income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. A byproduct of excluding these items to determine Adjusted Net Income is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods.

Adjusted Net Income is used by management along with the other components of net income applicable to common shareholders to assess our performance. We use adjusted measures of Adjusted Net Income in incentive compensation. Therefore, we believe it is useful for investors to evaluate net income applicable to common shareholders, Adjusted Net Income and their components separately and in the aggregate when reviewing and evaluating our performance.

We note that investors, financial analysts, financial and business media organizations and rating agencies utilize Adjusted Net Income results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's performance. We note that the price to earnings multiple commonly used by insurance investors as a forward-looking valuation technique uses Adjusted Net Income as the denominator. Adjusted Net Income should not be considered a substitute for net income applicable to common shareholders and does not reflect the overall profitability of our business.

The following table reconciles net income applicable to common shareholders and Adjusted Net Income for the years ended December 31. Beginning January 1, 2018, the Tax Legislation reduced the U.S. corporate income tax rate from 35% to 21%. Taxes on adjustments to reconcile net income applicable to common shareholders and Adjusted Net Income generally use a 21% effective tax rate for 2018 and 35% for 2017 and prior periods and are reported net of income taxes as the reconciling adjustment, except for goodwill impairment that has no income tax benefit and the Tax Legislation benefit and change in accounting for investments in qualified affordable housing projects that are adjustments directly related to tax.

						Per Diluted Common Share				
($ in millions, except per share data)	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Net income applicable to common shareholders	$2,104	$3,073	$1,761	$2,055	$2,746	$ 5.96	$ 8.36	$ 4.67	$ 5.05	$ 6.27
Realized capital gains and losses, after-tax	688	(298)	56	(19)	(451)	1.95	(0.81)	0.15	(0.05)	(1.03)
Valuation changes on embedded derivatives not hedged, after-tax	(3)	—	2	1	15	(0.01)	—	—	—	0.03
DAC and DSI amortization relating to realized capital gains and losses and valuation changes on embedded derivatives not hedged, after-tax	7	10	4	3	3	0.02	0.03	0.01	—	0.01
Reclassification of periodic settlements and accruals on non-hedge derivative instruments, after-tax	(2)	(3)	(3)	(2)	(7)	(0.01)	(0.01)	(0.01)	—	(0.02)
Business combination expenses and the amortization of purchased intangible assets, after-tax	90	79	21	32	45	0.25	0.22	0.06	0.08	0.10
(Gain) loss on disposition of operations, after-tax	(4)	(13)	(3)	(2)	16	(0.01)	(0.04)	(0.01)	—	0.04
Change in accounting for investments in qualified affordable housing projects	—	—	—	45	—	—	—	—	0.11	—
Goodwill impairment	—	125	—	—	—	—	0.34	—	—	—
Tax Legislation benefit	(29)	(506)	—	—	—	(0.08)	(1.38)	—	—	—
Adjusted Net Income	$2,851	$2,467	$1,838	$2,113	$2,367	$ 8.07	$ 6.71	$ 4.87	$ 5.19	$ 5.40

Combined ratio excluding the effect of catastrophes, prior year reserve reestimates and amortization of purchased intangible assets ("underlying combined ratio") is a non-GAAP ratio, which is computed as the difference between four GAAP operating ratios: the combined ratio, the effect of catastrophes on the combined ratio, the effect of prior year non-catastrophe reserve reestimates on the combined ratio, and the effect of amortization of purchased intangible assets on the combined ratio. We believe that this ratio is useful to investors and it is used by management to reveal the trends in our Property-Liability business that may be obscured by catastrophe losses, prior year reserve reestimates and amortization of purchased intangible assets. Catastrophe losses cause our loss trends to vary significantly between periods as a result of their incidence of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year reserve reestimates are caused by unexpected loss development on historical reserves, which could increase or decrease current year Net Income. Amortization of purchased intangible assets relates to the acquisition purchase price and is not indicative of our underlying insurance business results or trends. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. We also provide it to facilitate a comparison to our outlook on the underlying combined ratio. The most directly comparable GAAP measure is the combined ratio. The underlying combined ratio should not be considered a substitute for the combined ratio and does not reflect the overall underwriting profitability of our business.

The following table reconciles the Property-Liability combined ratio to the Property-Liability underlying combined ratio for the years ended December 31.

	2018	2017	2016	2015	2014[1]
Combined ratio	93.6	93.6	96.0	94.7	93.9
Effect of catastrophe losses	(8.7)	(10.3)	(8.4)	(5.8)	(6.9)
Effect of prior year non-catastrophe reserve reestimates	0.9	1.6	0.1	(0.3)	0.4
Effect of amortization of purchased intangible assets	—	—	(0.1)	(0.1)	(0.2)
Combined ratio excluding the effect of catastrophes, prior year reserve reestimates and amortization of purchased intangible assets ("underlying combined ratio")	85.8	84.9	87.6	88.5	87.2
Effect of prior year catastrophe reserve reestimates	0.1	—	—	—	0.1

[1] Property-Liability results include the Allstate Protection and Discontinued Lines and Coverages segments. Property-Liability results also include the Service Businesses segment results for 2014.

Underwriting margin is calculated as 100% minus the combined ratio.

Adjusted Net Income return on common shareholders' equity is a ratio that uses a non-GAAP measure. It is calculated by dividing the rolling 12-month Adjusted Net Income by the average of common shareholders' equity at the beginning and at the end of the 12-months, after excluding the effect of unrealized net capital gains and losses. Return on common shareholders' equity is the most directly comparable GAAP measure. We use Adjusted Net Income as the numerator for the same reasons we use Adjusted Net Income, as discussed above. We use average common shareholders' equity excluding the effect of unrealized net capital gains and losses for the denominator as a representation of common shareholders' equity primarily attributable to the company's earned and realized business operations because it eliminates the effect of items that are unrealized and vary significantly between periods due to external economic developments such as capital market conditions like changes in equity prices and interest rates, the amount and timing of which are unrelated to the insurance underwriting process. We use it to supplement our evaluation of net income applicable to common shareholders and return on common shareholders' equity because it excludes the effect of items that tend to be highly variable from period to period. We believe that this measure is useful to investors and that it provides a valuable tool for investors when considered along with return on common shareholders' equity because it eliminates the after-tax effects of realized and unrealized net capital gains and losses that can fluctuate significantly from period to period and that are driven by economic developments, the magnitude and timing of which are generally not influenced by management. In addition, it eliminates non-recurring items that are not indicative of our ongoing business or economic trends. A byproduct of excluding the items noted above to determine Adjusted Net Income return on common shareholders' equity from return on common shareholders' equity is the transparency and understanding of their significance to return on common shareholders' equity variability and profitability while recognizing these or similar items may recur in subsequent periods. We use adjusted measures of Adjusted Net Income return on common shareholders' equity in incentive compensation. Therefore, we believe it is useful for investors to have Adjusted Net Income return on common shareholders' equity and return on common shareholders' equity when evaluating our performance. We note that investors, financial analysts, financial and business media organizations and rating agencies utilize Adjusted Net Income return on common shareholders' equity results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's utilization of capital. Adjusted Net Income return on common shareholders' equity should not be considered a substitute for return on common shareholders' equity and does not reflect the overall profitability of our business.

The following tables reconcile return on common shareholders' equity and Adjusted Net Income return on common shareholders' equity for the years ended December 31.

($ in millions)	2018	2017	2016	2015	2014
Return on common shareholders' equity					
Numerator:					
Net income applicable to common shareholders	$ 2,104	$ 3,073	$ 1,761	$ 2,055	$ 2,746
Denominator:					
Beginning common shareholders' equity[1]	$ 20,805	$ 18,827	$ 18,279	$ 20,558	$ 20,700
Ending common shareholders' equity[1]	19,382	20,805	18,827	18,279	20,558
Average common shareholders' equity	$ 20,094	$ 19,816	$ 18,553	$ 19,419	$ 20,629
Return on common shareholders' equity	10.5%	15.5%	9.5%	10.6%	13.3%

	2018	2017	2016	2015	2014
Adjusted Net Income return on common shareholders' equity					
Numerator:					
Adjusted Net Income	$ 2,851	$ 2,467	$ 1,838	$ 2,113	$ 2,367
Denominator:					
Beginning common shareholders' equity[1]	$ 20,805	$ 18,827	$ 18,279	$ 20,558	$ 20,700
Less: Unrealized net capital gains and losses	1,662	1,053	620	1,926	1,646
Adjusted beginning common shareholders' equity	19,143	17,774	17,659	18,632	19,054
Ending common shareholders' equity[1]	19,382	20,805	18,827	18,279	20,558
Less: Unrealized net capital gains and losses	(2)	1,662	1,053	620	1,926
Adjusted ending common shareholders' equity	19,384	19,143	17,774	17,659	18,632
Average adjusted common shareholders' equity	$ 19,264	$ 18,459	$ 17,717	$ 18,146	$ 18,843
Adjusted Net Income return on common shareholders' equity	14.8%	13.4%	10.4%	11.6%	12.6%

[1] Excludes equity related to preferred stock of $1,930 million as of December 31, 2018 and $1,746 million for all other year-ends presented.

Appendix B – Categorical Standards of Independence

In accordance with the Director Independence Standards, the Board has determined that the nature of the following relationships with the corporation do not create a conflict of interest that would impair a director's independence.

1. An Allstate director's relationship arising from (i) only such director's position as a director of another corporation or organization; (ii) only such director's direct or indirect ownership of a 5% or less equity interest in another corporation or organization (other than a partnership); (iii) both such position and such ownership; or (iv) such director's position only as a limited partner in a partnership in which he or she has an interest of 5% or less.

2. An Allstate director's relationship arising from an interest of the director, or any entity in which the director is an employee, director, partner, stockholder or officer, in or under any standard-form insurance policy or other financial product offered by the Allstate Group in the ordinary course of business.

3. An Allstate director's relationship with another company that participates in a transaction with the Allstate Group (i) where the rates or charges involved are determined by competitive bid or (ii) where the transaction involves the rendering of services as a common or contract carrier (including any airline) or public utility at rates or charges fixed in conformity with law or governmental authority.

4. An Allstate director's relationship with another company that has made payments to, or received payments from, the Allstate Group for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.

5. An Allstate director's position as an executive officer of a tax-exempt organization to which the aggregate amount of discretionary contributions (other than employee matching contributions) made by the Allstate Group and The Allstate Foundation in any of the last three fiscal years of the tax-exempt organization were equal to or less than the greater of $1 million or 2% of such organization's consolidated gross revenues for such year.

6. An Allstate director's relationship with another company (i) in which the Allstate Group makes investments or (ii) which invests in securities issued by the Allstate Group or securities backed by any product issued by the Allstate Group, all in the ordinary course of such entity's investment business and on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Appendix C – Executive Officers

The following table lists the names and titles of our executive officers as of March 1, 2019. AIC refers to Allstate Insurance Company.

Name	Principal Positions and Offices Held
Thomas J. Wilson	Chair of the Board, President, and Chief Executive Officer of The Allstate Corporation and AIC.
Steven E. Shebik	Vice Chair of The Allstate Corporation and AIC.
Elizabeth Brady	Executive Vice President and Chief Marketing, Innovation, and Corporate Relations Officer of AIC.
Don Civgin	President, Service Businesses, of AIC.
John E. Dugenske	Executive Vice President and Chief Investment and Corporate Strategy Officer of AIC.
Eric K. Ferren	Senior Vice President, Controller, and Chief Accounting Officer of The Allstate Corporation and AIC.
Mary Jane Fortin	President, Allstate Financial Businesses, of AIC.
Suren Gupta	Executive Vice President, Enterprise Technology and Strategic Ventures, of AIC.
Susan L. Lees	Executive Vice President, General Counsel, and Secretary of The Allstate Corporation and AIC (Chief Legal Officer).
Jesse E. Merten	Treasurer of The Allstate Corporation and Executive Vice President, Chief Risk Officer and Treasurer of AIC.
Mario Rizzo	Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC.
Glenn T. Shapiro	President, Allstate Personal Lines, of AIC.

Appendix D – 2019 Equity Incentive Plan

**THE ALLSTATE CORPORATION
2019 EQUITY INCENTIVE PLAN**

Article 1.   Establishment, Purpose and Duration

1.1   *Establishment of the Plan*. The Allstate Corporation, a Delaware corporation (hereinafter, together with any successor as provided in Article 18 herein, referred to as the "Company"), hereby establishes an incentive compensation plan for employees, as set forth in this document. The Plan permits the grant of nonqualified stock options (NQSOs), incentive stock options (ISOs), stock appreciation rights (SARs), unrestricted stock, restricted stock, restricted stock units, performance units, performance stock, and other awards as set forth herein.

The Plan was formerly known as "The Allstate Corporation 2001 Equity Incentive Plan." The Plan was approved by the Board of Directors on March 13, 2001, and became effective when approved by the Company's stockholders on May 15, 2001 (the "Effective Date"). The Plan was amended by the Board of Directors on March 9, 2004. On March 14, 2006 the Plan was amended and restated effective upon approval by stockholders at the 2006 Annual Meeting of Stockholders on May 16, 2006. The Plan was further amended and restated by the Board of Directors at meetings held on September 10, 2006, February 20, 2007, and September 15, 2008. On March 10, 2009, the Plan was amended, restated, and renamed as "The Allstate Corporation 2009 Equity Incentive Plan," effective upon approval by stockholders at the 2009 Annual Meeting of Stockholders on May 19, 2009. The Plan was further amended and restated on February 22, 2011, and February 21, 2012. On February 18, 2013, the Plan was amended, restated, and renamed The Allstate Corporation 2013 Equity Incentive Plan and was effective upon approval by stockholders at the Company's 2013 annual stockholders meeting. The Plan was further amended and restated on February 19, 2014, and July 24, 2018. On February 8, 2019, the Plan was amended and restated as set forth herein, and renamed The Allstate Corporation 2019 Equity Incentive Plan and was effective upon approval by stockholders at the Company's 2019 Annual Meeting of Stockholders and shall thereafter remain in effect as provided in Section 1.3 herein. The provisions of The Allstate Corporation 2019 Equity Incentive Plan apply to Awards granted on or after the date of the Company's 2019 Annual Meeting of Stockholders. Provisions in effect prior to the Company's 2019 Annual Meeting of Stockholders apply to Awards granted before that date. For the avoidance of doubt, this February 8, 2019 amendment and restatement shall not affect the terms or conditions of any Performance-Based Compensation or other Awards that were in effect on November 2, 2017, and such Awards shall not be deemed to be modified in any way as a result of this February 8, 2019 amendment and restatement.

1.2   *Purpose of the Plan*. The primary purpose of the Plan is to provide a means by which employees of the Company and its Subsidiaries can acquire and maintain stock ownership, thereby strengthening their commitment to the success of the Company and its Subsidiaries and their desire to remain employed by the Company and its Subsidiaries. The Plan also is intended to attract and retain employees and to provide such employees with additional incentive and reward opportunities designed to encourage them to enhance the profitable growth of the Company and its Subsidiaries.

1.3   *Duration of the Plan*. The Plan was initially effective on the Effective Date, as described in Section 1.1 herein, and shall remain in effect subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Article 15 herein, until all Stock subject to it shall have been purchased or acquired according to the Plan's provisions.

Article 2.   Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when such meaning is intended, the initial letter of the word is capitalized:

2.1   *Award* means, individually or collectively, an award under the Plan of NQSOs, ISOs, SARs, Unrestricted Stock, Restricted Stock, Restricted Stock Units, Performance Units, Performance Stock, or any other type of award permitted under Article 10 of the Plan.

2.2   *Award Agreement* means an agreement setting forth the terms and provisions applicable to an Award granted to a Participant under the Plan.

2.3   *Base Value* of an SAR means the Fair Market Value of a share of Stock on the date the SAR is granted.

2.4   *Beneficiary* means a person or entity designated as a beneficiary in accordance with Section 6.6 or other applicable Section of the Plan.

2.5   *Beneficiary Designation Form* means a form provided by the Company for the purpose of designating a beneficiary in accordance with Section 6.6 or other applicable Section of the Plan.

2.6   *Board* or *Board of Directors* means the Board of Directors of the Company.

2.7   *Business Day* means any day on which the principal securities exchange on which the shares of the Company's Stock are then listed or admitted to trading is open.

2.8   *Change in Control* means the occurrence of any one or more of the following:

(a) (*Voting Power*) any Person or group (as such term is defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), other than a Subsidiary or any employee benefit plan (or any related trust) of the Company or any of its Subsidiaries, acquires or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons, ownership of stock of the Company possessing 30% or more of the combined voting power of all Voting Securities of the Company (such a Person or group that is not a Similarly Owned Company (as defined below), for purposes of this Section 2.8, a "More than 30% Owner"), except that no Change in Control shall be deemed to have occurred solely by reason of such ownership by a corporation with respect to which both more than 70% of the common stock of such corporation and Voting Securities representing more than 70% of the combined voting power of the Voting Securities of such corporation are then owned, directly or indirectly, by the Persons who were the direct or indirect owners of the common stock and Voting Securities of the Company immediately before such acquisition in substantially the same proportions as their ownership, immediately before such acquisition, of the common stock and Voting Securities of the Company, as the case may be (for purposes of this section 2.8, a "Similarly Owned Company"); or

(b) (*Majority Ownership*) any Person or group (as such term is defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), other than a Subsidiary or any employee benefit plan (or any related trust) of the Company or any of its Subsidiaries, acquires ownership of more than 50% of the voting power of all Voting Securities of the Company or of the total fair market value of the stock of the Company (for purposes of this Section 2.8, such a Person or group that is not a Similarly Owned Company, a "Majority Owner"), except that no Change in Control shall be deemed to have occurred solely by reason of such ownership by a Similarly Owned Company; or

(c) (*Board Composition*) a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election (for purposes of this Section 2.8, "Board Turnover"); or

(d) (*Reorganization*) the consummation of a merger, reorganization, consolidation, or similar transaction, or of a plan or agreement for the sale or other disposition of all or substantially all of the consolidated assets of the Company, or a plan of liquidation of the Company (for purposes of this Section 2.8, any of the foregoing, a "Reorganization Transaction") that does not qualify as an Exempt Reorganization Transaction (for purposes of this Section 2.8, "Exempt Reorganization Transaction" shall mean a Reorganization Transaction that fails to result in (i) any Person or group (as such term is defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)) becoming a More than 30% Owner or a Majority Owner, (ii) Board Turnover, or (iii) a sale or disposition to any Person or group (as such term is defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)) of the assets of the Company that have a total Gross Fair Market Value equal to at least forty percent (40%) of the total Gross Fair Market Value of all of the assets of the Company immediately before such transaction. For purposes of this Section 2.8, "Gross Fair Market Value" means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.).

Notwithstanding anything contained herein to the contrary: (i) no transaction or event shall constitute a Change in Control for purposes of this Plan unless the transaction or event constituting the Change in Control also constitutes a change in the ownership of a corporation (as defined in Treasury Regulation Section 1.409A-3(i)(5) (v)), a change in effective control of a corporation (as defined in Treasury Regulation Section 1.409A-3(i)(5)(vi)) or a change in the ownership of a substantial portion of the assets of a corporation (as defined in Treasury Regulation Section 1.409A-3(i)(5)(vii)); and (ii) no sale or disposition of one or more Subsidiaries ("Sale Subsidiary") or the assets thereof shall constitute a Change in Control for purposes of this Plan if the investments in and advances by the Company and its Subsidiaries (other than the Sale Subsidiaries) to such Sale Subsidiary as of immediately prior to the sale or disposition determined in accordance with Generally Accepted Accounting Principles ("GAAP") (but after intercompany eliminations and net of the effect of intercompany reinsurance) are less than 51% of the Consolidated Total Shareholders' Equity of the Company as of immediately prior to the sale or disposition. "Consolidated Total Shareholders' Equity" means, at any date, the total shareholders' equity of the Company and its Subsidiaries at such date, as reported in the consolidated financial statements prepared in accordance with GAAP.

2.9 *CIC Plan* means The Allstate Corporation Change in Control Severance Plan.

2.10 *Code* means the Internal Revenue Code of 1986, as amended from time to time, or any successor code thereto.

2.11 *Committee* means the committee, as specified in Article 3, appointed by the Board to administer the Plan.

2.12 *Company* has the meaning provided in Section 1.1 herein.

2.13 *Covered Employee* means any Participant who would be considered a "covered employee" for purposes of Section 162(m) of the Code.

2.14 *Disability* means an impairment which renders a Participant disabled within the meaning of Code Section 409A(a)(2)(C).

2.15 *Dividend Equivalent* means, with respect to Stock subject to an Award (other than an Option or SAR), a right to be paid an amount equal to cash dividends, other than large, nonrecurring cash dividends, declared on an equal number of outstanding shares of Stock.

2.16 *Eligible Person* means a Person who is eligible to participate in the Plan, as set forth in Section 5.1 herein.

2.17 *Employee* means any individual classified or designated by the Company or any Subsidiary as an employee, who is on the local payroll records thereof and who is not covered by any collective bargaining agreement to which the Company or any Subsidiary is a party. An Employee shall not include any individual during any period he or she is classified or designated by the Company or any Subsidiary as an independent contractor, a consultant, or any employee of an employment, consulting, or temporary agency, or any other entity other than the Company or any Subsidiary, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as a common-law employee of the Company or any Subsidiary during such period.

2.18 *Exchange Act* means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.19 *Exercise Period* means the period during which an SAR or Option is exercisable, as set forth in the related Award Agreement.

2.20 *Fair Market Value* means the price at which a share of the Stock was last sold in the principal United States market for the Stock as of the date for which fair market value is being determined. Notwithstanding anything herein to the contrary, to the extent necessary to comply with or be exempt from Section 409A, Fair Market Value shall be determined in accordance with Treasury Regulation Section 1.409A-1(b)(5)(iv).

2.21 *Family Member* means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, domestic partner, or sibling, including adoptive relationships, a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than 50% percent of the voting interests.

2.22 *Freestanding SAR* means an SAR that is not a Tandem SAR.

2.23   *Full-Value Award* means an Award granted on or after May 19, 2009, other than an Option or a SAR.

2.24   *Incentive Stock Option* or *ISO* means an option to purchase Stock, granted under Article 6 herein, which is designated as an Incentive Stock Option and satisfies the requirements of Section 422 of the Code.

2.25   *Nonqualified Stock Option* or *NQSO* means an option to purchase Stock, granted under Article 6 herein, which is not intended to be an Incentive Stock Option under Section 422 of the Code.

2.26   *Option* means an Incentive Stock Option or a Nonqualified Stock Option.

2.27   *Option Exercise Price* means the price at which a share of Stock may be purchased by a Participant pursuant to an Option, as determined by the Committee and set forth in the Option Award Agreement.

2.28   *Participant* means an Eligible Person who has outstanding an Award granted under the Plan.

2.29   *Performance-Based Compensation* means an Award intended to qualify for the exemption from the limitation on deductibility imposed by Section 162(m) of the Code as set forth in Section 162(m)(4)(C) of the Code as in effect prior to the Tax Cuts and Jobs Act of 2017.

2.30   *Performance Goals* means the performance goals established by the Committee, which may be based on one or more of the following measures or such other measures established by the Committee with respect to Awards that are not Performance-Based Compensation: sales, revenues, premiums, financial product sales, earnings per share, book value, stockholder return and/or value, funds from operations, operating income, gross income, net income, combined ratio, underwriting income, cash flow, return on equity, return on capital, return on assets, values of assets, market share, net earnings, earnings before interest, operating ratios, expenses, stock price, customer satisfaction, customer retention, customer loyalty, strategic business criteria based on meeting specified revenue goals, market penetration goals, investment performance goals, business expansion goals or cost targets, accomplishment of mergers, acquisitions, dispositions, or similar extraordinary business transactions, profit returns and margins, financial return ratios, market performance and/or risk-based capital goals or returns. Performance Goals may be based solely on a corporate, subsidiary, business unit, or other grouping basis, or a combination thereof, and may be before or after tax. Performance Goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure.

2.31   *Performance Period* means the time period during which Performance Unit/Performance Stock Performance Goals must be met.

2.32   *Performance Stock* means an Award described in Article 9 herein.

2.33   *Performance Unit* means an Award described in Article 9 herein.

2.34   *Period of Restriction* means the period during which the transfer of Restricted Stock or Restricted Stock Units is limited in some way, as provided in Article 8 herein.

2.35   *Person* means any individual, sole proprietorship, partnership, joint venture, limited liability company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity, or government instrumentality, division, agency, body, or department.

2.36   *Plan* means The Allstate Corporation 2019 Equity Incentive Plan.

2.37   *Post-Change Period* means the period commencing on the date on which a Change in Control first occurs and ending on the second anniversary of the date on which a Change in Control first occurs.

2.38   *Qualified Restricted Stock* means an Award of Restricted Stock designated as Qualified Restricted Stock by the Committee at the time of grant and intended to qualify as Performance-Based Compensation.

2.39   *Qualified Restricted Stock Unit* means an Award of Restricted Stock Units designated as Qualified Restricted Stock Units by the Committee at the time of grant and intended to qualify as Performance-Based Compensation.

2.40   *Restricted Stock* means an Award described in Article 8 herein.

2.41   *Restricted Stock Unit* means an Award described in Article 8 herein.

2.42   *Retirement or Normal Retirement,* unless otherwise provided by the Committee or in the Award Agreement, means a Participant's Termination of Employment with the Company or a Subsidiary, if such termination date occurs on or after the Participant attains age fifty-five (55) with ten (10) years of service, or age sixty (60) with five (5) years of service.

2.43   *Section 409A* shall have the meaning set forth in Section 19.5 herein.

2.44   *Section 16 Officer* means any Eligible Person who was designated by the Board as an officer for purposes of Section 16 of the Exchange Act.

2.45   *Securities Act* means the Securities Act of 1933, as amended.

2.46   *Stock* means the common stock, $.01 par value, of the Company.

2.47   *Stock Appreciation Right* or *SAR* means a right, granted alone or in connection with a related Option, designated as an SAR, to receive a payment on the day the right is exercised, pursuant to the terms of Article 7 herein. Each SAR shall be denominated in terms of one share of Stock.

2.48   *Subsidiary* means any corporation, business trust, limited liability company, or partnership with respect to which the Company owns, directly or indirectly, (a) more than 50% of the equity interests or partnership interests or (b) Voting Securities representing more than 50% of the aggregate Voting Power of the then-outstanding Voting Securities.

2.49   *Tandem SAR* means an SAR that is granted in connection with a related Option, the exercise of which shall require forfeiture of the right to purchase Stock under the related Option (and when Stock is purchased under the Option, the Tandem SAR shall be similarly canceled).

2.50   *Termination of Employment* occurs the first day on which an individual is for any reason no longer employed by the Company or any of its Subsidiaries, or with respect to an individual who is an Employee of a Subsidiary, the first day on which the Company no longer owns, directly or indirectly, at least 50% of the equity interests or partnership interests in, or Voting Securities possessing at least 50% of the Voting Power of, such Subsidiary. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Subsidiaries (or between Subsidiaries) shall not be deemed a termination of employment. Notwithstanding anything herein to the contrary, no issuance of Stock or payment of cash shall be made upon a Termination of Employment with respect to any Award that constitutes deferred compensation for purposes of Section 409A unless the Termination of Employment constitutes a "separation from service" as that term is used in Section 409A(a)(2)(A)(i) of the Code.

2.51   *Unrestricted Stock* means an Award of Stock not subject to restrictions described in Article 8 herein.

2.52   *Voting Power* means the combined voting power of the then-outstanding Voting Securities entitled to vote generally in the election of directors.

2.53   *Voting Securities* of a corporation means securities of such corporation that are entitled to vote generally in the election of directors of such corporation.

Article 3.   Administration

3.1   *The Committee*. The Plan shall be administered by the Compensation and Succession Committee or such other committee (the "Committee") as the Board of Directors shall select, consisting solely of two or more nonemployee members of the Board. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board of Directors.

3.2   *Authority of the Committee*. The Committee shall have full power and discretion except as limited by law or the articles of incorporation or the bylaws of the Company, subject to such other restricting limitations or directions as may be imposed by the Board and subject to the provisions herein, to determine the Eligible

Persons to receive Awards; to determine when Awards may be granted and to grant Awards under the Plan; to determine the size and types of Awards; to determine all terms and conditions of such Awards; to assess whether Performance Goals have been met; to construe and interpret the Plan and any agreement or instrument entered into under the Plan; to establish, amend, or waive rules and regulations for the Plan's administration; to amend the terms and conditions of any outstanding Award, including but not limited to amendments with respect to exercisability and non-forfeitability of Awards upon a Termination of Employment; to make such adjustments or modifications to Awards to Participants working outside the United States as are necessary or advisable to fulfill the purposes of the Plan; to accelerate the exercisability of, and to accelerate or waive any or all of the restrictions and conditions applicable to, any Award; and to authorize any action of or make any determination by the Company as the Committee shall deem necessary or advisable for carrying out the purposes of the Plan; provided, however, that the Committee may not amend the terms and conditions of any outstanding Award so as to adversely affect in any material way such Award without the written consent of the Participant holding such Award (or if the Participant is not then living, the Participant's Beneficiary, personal representative or estate, as applicable), unless such amendment is required by applicable law; and provided, further, that any discretion exercised by the Committee pursuant to Section 4.2 shall not be deemed to adversely affect in any material way an Award. The Committee may designate which employees of Subsidiaries participate in the Plan and may authorize the adoption of foreign sub-plans as provided in Article 14. Further, the Committee shall interpret and make all other determinations which may be necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authorities as identified hereunder.

3.3 *Delegation of Authority*. Notwithstanding the general authority of the Committee to grant Awards under the Plan, the Board may, by resolution, expressly delegate to another committee, established by the Board and consisting of one or more employee or non-employee directors, the authority, within parameters specified by the Board, to determine the Eligible Persons to receive Awards; to determine when Awards may be granted and to grant Awards under the Plan; to determine the size and types of Awards; and to determine the terms and conditions of such Awards; provided, however that such committee may not grant Awards to Eligible Persons who (i) are subject to Section 16 of the Exchange Act at the time of grant, or (ii) are at the time of grant, or are anticipated to become during the term of the Award, Covered Employees. Such committee shall report regularly to the Committee, who shall report to the Board, regarding any Awards so granted.

3.4 *Delivery of Stock by Company; Restrictions on Stock*. Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any Stock or benefits under the Plan unless the Participant's tax obligations have been satisfied as set forth in Article 16 and unless such delivery would comply with all applicable laws (including, without limitation, the Code, the Securities Act, and the Exchange Act) and applicable requirements of any securities exchange or similar entity; provided, however, that if the Company cannot deliver any Stock or benefits under the Plan due to such laws or requirements, the Company shall provide equivalent value to any affected Participant.

The Committee may impose such restrictions on any Stock acquired pursuant to Awards under the Plan as it may deem advisable, including, without limitation, restrictions to comply with applicable Federal securities laws, with the requirements of any stock exchange or market upon which such Stock is then listed and/or traded, and with any blue sky or state securities laws applicable to such Stock.

3.5 *Vesting and Post-Vesting Holding Requirements*. Notwithstanding anything in the Plan to the contrary, no portion of any Full-Value Awards, Options and SARs granted after July 24, 2018, shall vest based on employment with the Company or its Subsidiaries prior to the first anniversary of the date on which such Award is granted, except in connection with death, Disability, Retirement, Termination of Employment without cause or a Change in Control, and except that up to five percent (5%) of the aggregate number of shares of Stock authorized for issuance under the Plan may be issued pursuant to Full-Value Awards, Options and SARs without regard to the employment vesting requirements of this Section 3.5. In addition, the Committee may impose a mandatory post-vesting holding period on any Awards or shares of Stock received pursuant to Awards made under the Plan, according to the terms and conditions it determines in its sole discretion, and sets forth in the applicable Award Agreement. Any post-vesting holding periods shall lapse in the event of the Participant's death, Disability, Termination of Employment without cause or a Change in Control.

3.6 *No Repricing or Reload Options*. Notwithstanding any provision of the Plan to the contrary, except in connection with a corporate transaction involving the Company (including, without limitation, a Change in Control or the transactions or events described in Section 4.2) the Committee shall not, without the approval of the

Company's stockholders, (i) reduce the Option Exercise Price of an Option or reduce the Base Value of a SAR after it is granted, (ii) cancel outstanding Options or SARs in exchange for other Awards or Options or SARs with an Option Exercise Price or Base Value, as applicable, that is less than the Option Exercise Price or Base Value of the original Options or SARs, (iii) cancel an outstanding Option or SAR when the Option Exercise Price or Base Value, as applicable, exceeds the Fair Market Value of a share of the Stock in exchange for cash or other securities, or (iv) take any other action with respect to an Option or SAR that would be treated as a repricing under the rules and regulations of the New York Stock Exchange. No Option may be granted to any Participant on account of the use of Stock by the Participant to exercise a prior Option.

3.7   *Change in Control.* The Committee may provide in any Award Agreement for provisions relating to a Change in Control, including, without limitation, the acceleration of the exercisability of, or the lapse of restrictions or deemed satisfaction of performance goals with respect to, any outstanding Awards; *provided*, *however*, that, with respect to any Award that is continued, assumed or substituted with a substantially equivalent award in connection with a Change in Control, in addition to any conditions provided for in the Award Agreement, any acceleration of the vesting, exercisability of, or the lapse of restrictions or deemed satisfaction of performance goals with respect to any outstanding Awards in connection with a Change in Control may occur only if during the Post-Change Period, (i) the Participant has a Termination of Employment initiated by the Company or any of its Subsidiaries other than for "cause" (as defined in the Award Agreement), death or Disability or (ii) the Participant is a participant in the CIC Plan and the Participant's Termination of Employment is initiated by the Participant for "good reason" (as defined in the CIC Plan).

3.8   *Decisions Binding*. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders or resolutions of the Board shall be final, conclusive, and binding on all persons, including the Company, its stockholders, Eligible Persons, Employees, Participants, and their Beneficiaries and estates. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award.

3.9   *Costs*. The Company shall pay all costs of administration of the Plan.

Article 4.   Stock Subject to the Plan

4.1   *Number of Shares*. Subject to Section 4.2 herein, the maximum number of shares of Stock available for awards under the Plan shall be 103,630,000 shares (which includes 37,000,000 shares originally provided in the Plan as approved by stockholders in 2001, 12,000,000 shares as approved by stockholders in 2006, 21,380,000 shares as approved by stockholders in 2009, 19,850,000 shares as approved by stockholders in 2013, and 13,400,000 additional shares as approved by stockholders in 2019), plus 6,815,597 shares of Stock remaining for awards pursuant to the terms of The Allstate Corporation Equity Incentive Plan. The number of shares of Stock to which an Award pertains shall be counted against the maximum share limitation of this Section 4.1 as two and one-tenth (2.1) shares of Stock for each Full-Value Award and as one (1) share of Stock for each other type of Award. Shares of Stock underlying lapsed or forfeited Awards of Restricted Stock shall not be treated as having been issued pursuant to an Award under the Plan. Shares of Stock that are potentially deliverable under an Award that expires or is cancelled, forfeited, settled in cash or otherwise settled without delivery of shares of Stock shall not be treated as having been issued under the Plan. With respect to an SAR that is settled in Stock, the full number of shares underlying the exercised portion of the SAR shall be treated as having been issued under the Plan, regardless of the number of shares used to settle the SAR upon exercise. Shares of Stock that are tendered or withheld to satisfy tax withholding obligations related to an Award or to satisfy the Option Exercise Price related to an Option or other Award shall be deemed to be shares of Stock issued under the Plan. If, before June 30, 2003, the Option Exercise Price was satisfied by tendering Stock, only the number of shares issued net of the shares tendered shall be deemed issued under the Plan. For avoidance of doubt, if a share of Stock that underlies an Award other than a Full-Value Award was counted against the maximum share limitation of this Section 4.1 and pursuant to this Section 4.1 subsequently is treated as having not been issued under the Plan, the maximum share limitation of this Section 4.1 shall be credited with one share of Stock, and if a share of Stock pertaining to a Full-Value Award was counted against the maximum share limitation of this Section 4.1 and pursuant to this Section 4.1 subsequently is treated as having not been issued under the Plan, the maximum share limitation of this Section 4.1 shall be credited with 2.1 shares of Stock. Stock granted pursuant to the Plan may be (i) authorized but unissued shares of common stock or (ii) treasury stock.

4.2   *Adjustments in Authorized Stock and Awards*. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718) that causes the per share value of shares of Stock to change, such as a stock dividend, stock split, spin off, rights offering, or recapitalization through a large, nonrecurring cash dividend, the Committee shall cause there to be made an equitable adjustment to (i) the number and kind of shares of Stock available for grant under the Plan, (ii) the number of shares of Stock or Awards that may be granted to any individual under the Plan or that may be granted pursuant to the Plan, any Articles or any type of Award, and (iii) the number and kind of shares of Stock or units subject to and the Option Exercise Price or Base Value (if applicable) of any then outstanding Awards of or related to shares of Stock. In the event of any other change in corporate capitalization, such as a merger, consolidation, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code) or any partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence shall be made as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights. In either case, any such adjustment shall be final, conclusive and binding for all purposes of the Plan. Unless otherwise determined by the Board upon recommendation of the Committee, the number of shares of Stock subject to an Award shall always be a whole number. Notwithstanding the foregoing, (i) each such adjustment with respect to an Incentive Stock Option shall comply with the rules of Section 424(a) of the Code and (ii) in no event shall any adjustment be made which would render any Incentive Stock Option granted hereunder to be other than an incentive stock option for purposes of Section 422 of the Code.

4.3   *Award Limitations*. Subject to Section 4.2 above, the following limitations shall apply to Awards intended to qualify as Performance-Based Compensation: (i) the total number of shares of Stock with respect to which Options or SARs may be granted in any calendar year to any Eligible Person shall not exceed 4,000,000 shares; (ii) the total number of shares of Qualified Restricted Stock or Qualified Restricted Stock Units that may be granted in any calendar year to any Eligible Person shall not exceed 3,000,000 shares or Units, as the case may be; (iii) the total number of shares of Performance Stock that may be granted in any calendar year to any Eligible Person shall not exceed 4,000,000 shares and the maximum amount that may be paid pursuant to Performance Units granted in any one calendar year to any Eligible Person shall not exceed $10,000,000; (iv) the total number of shares of Stock granted pursuant to Article 10 herein in any calendar year to any Eligible Person shall not exceed 4,000,000 shares; (v) the total cash Award that may be paid pursuant to an Award granted under Article 10 herein in any calendar year to any Eligible Person shall not exceed $10,000,000; and (vi) the aggregate value of cash dividends (other than large, nonrecurring cash dividends) or Dividend Equivalents that a Participant may receive in any calendar year shall not exceed $11,500,000.

Subject to Section 4.2 above, the maximum number of shares of Stock that may be issued pursuant to Incentive Stock Options shall be 5,500,000 shares.

Article 5.   Eligibility and Participation

5.1   *Eligibility*. Persons eligible to participate in the Plan ("Eligible Persons") are all Employees of the Company and its Subsidiaries, as determined by the Committee.

5.2   *Actual Participation*. Subject to the provisions of the Plan, the Committee may, from time to time, select from all Eligible Persons those to whom Awards shall be granted.

Article 6.   Stock Options

6.1   *Grant of Options*. Subject to the terms and conditions of the Plan, Options may be granted to an Eligible Person at any time and from time to time, as shall be determined by the Committee.

The Committee shall have complete discretion in determining the number of shares of Stock subject to Options granted to each Eligible Person (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Options. The Committee may grant ISOs, NQSOs, or a combination thereof.

6.2   *Option Award Agreement*. Each Option grant shall be evidenced by an Option Award Agreement that shall specify the Option Exercise Price, the term of the Option (which shall not be greater than ten (10) years), the number of shares of Stock to which the Option pertains, the Exercise Period, and such other provisions as the

Committee shall determine, including but not limited to special provisions relating to a Change in Control. The Option Award Agreement shall also specify whether the Option is intended to be an ISO or NQSO. The Option Exercise Price shall not be less than 100% of the Fair Market Value of the Stock on the date of grant. No Dividend Equivalents shall be provided with respect to Options.

6.3 *Exercise of and Payment for Options*. Options granted under the Plan shall be exercisable at such times and shall be subject to such restrictions and conditions as the Committee shall in each instance approve.

A Participant may exercise an Option at any time during the Exercise Period. Options shall be exercised by the delivery of a written notice of exercise to the Company, or such method acceptable to the Company, setting forth the number of shares of Stock with respect to which the Option is to be exercised, accompanied by provision for full payment of the Stock. Notwithstanding anything to the contrary herein, in the event that the final date on which any Option would otherwise be exercisable in accordance with the provisions of this Plan is not a Business Day, the day on which such Option may be exercised is the last Business Day immediately preceding such date.

The Option Exercise Price shall be payable in the discretion of the Committee: (i) in cash or its equivalent, (ii) by tendering (by actual delivery of shares or by attestation) previously acquired Stock (owned for at least six months) having an aggregate Fair Market Value at the time of exercise equal to the total Option Exercise Price, (iii) by broker-assisted cashless exercise, (iv) with respect to Options granted on and after May 16, 2006, by share withholding, or (v) by a combination of (i), (ii), (iii) and/or (iv).

Options may not be exercised for less than 25 shares of Stock unless the exercise represents the entire remaining balance of the Award.

Stock received upon exercise of an Option may be granted subject to restrictions deemed appropriate by the Committee.

6.4 *Termination*. Each Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option upon Termination of Employment. Such provisions shall be determined in the sole discretion of the Committee (subject to applicable law), shall be included in the Option Award Agreement entered into with Participants, need not be uniform among all Options granted pursuant to the Plan or among Participants and may reflect distinctions based on the reasons for termination.

To the extent the Option Award Agreement does not set forth termination provisions, the provisions of Article 13 shall control.

6.5 *Transferability of Options*. Except as otherwise determined by the Committee, all Options granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or his or her legal representative, and no Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. ISOs are not transferable other than by will or by the laws of descent and distribution. The Committee shall have the authority, in its discretion, to grant (or to sanction by way of amendment to an existing Award) Nonqualified Stock Options, the vested portions of which may be transferred by the Participant during his lifetime to any Family Member or pursuant to a domestic relations order. A transfer of an Option pursuant hereto may only be effected by the Company at the written request of a Participant and shall become effective only when recorded in the Company's record of outstanding Options. A transferred Option shall continue to be governed by and subject to the terms and limitations of the Plan and the relevant Award Agreement, and the transferee shall be entitled to the same rights as the Participant, as if no transfer had taken place. In no event shall an Option be transferred for consideration or transferred to a third-party financial institution.

6.6 *Designation of Beneficiary*.

(a) Each Participant may designate a Beneficiary who shall have the right to exercise the Option in the event of the Participant's death. Participants shall designate a Beneficiary by executing a Beneficiary Designation Form. A Beneficiary designation is not binding on the Company unless it receives a properly completed Beneficiary Designation Form prior to the Participant's death. If no designation is made or no designated Beneficiary is alive (or in the case of an entity designated as a Beneficiary, in existence) at the time of the

Participant's death, the Participant's spouse or, if no spouse exists, the executor or personal representative of the Participant's estate shall have the right to exercise the Option. If there is any question as to the legal right of any Beneficiary to exercise the Option under the Plan, the Company may determine in its sole discretion whether to provide the right of exercise to the executor or personal representative of the Participant's estate. The Company's determination shall be binding and conclusive on all persons, and it will have no further liability to anyone with respect to such Option.

(b) A Participant may change an earlier Beneficiary designation by executing a later Beneficiary Designation Form. The execution of a Beneficiary Designation Form revokes and rescinds any prior Beneficiary Designation Form.

6.7 *Automatic Exercise*. Any unexercised Option granted on or after May 21, 2013, and before February 19, 2014 will be exercised automatically on behalf of the Participant using broker-assisted cashless exercise or other payment method provided under the Plan at the discretion of the Committee on the Business Day immediately preceding the expiration date of the original term as stated in the Option Award Agreement if:

(i) the Fair Market Value of a share of Stock exceeds the Option Exercise Price in the applicable Option Award Agreement on that Business Day, and

(ii) the exercise would result in the payment to Participant of at least $.01 or delivery of at least one share of Stock after payment of the exercise price, any applicable fees and commissions, and all applicable withholding taxes (assuming the appropriate minimum statutory withholding rate).

A Participant may elect not to have automatic exercise apply by written notice to the Committee at any time within the six-month period before the automatic exercise day above.

Article 7. Stock Appreciation Rights

7.1 *Grant of SARs*. Subject to the terms and conditions of the Plan, an SAR may be granted to an Eligible Person at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SARs.

The Committee shall have complete discretion in determining the number of SARs granted to each Eligible Person (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

7.2 *SAR Award Agreement*. Each SAR award shall be evidenced by an SAR Award Agreement that shall specify the number of SARs granted, the Base Value (which shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Stock on the date of grant), the term of the SAR (which shall not be greater than ten (10) years), the Exercise Period, and such other provisions as the Committee shall determine, including but not limited to special provisions relating to a Change in Control. No Dividend Equivalents shall be provided with respect to SARs.

7.3 *Exercise and Payment of SARs*. Tandem SARs may be exercised for all or part of the Stock subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the shares of Stock for which its related Option is then exercisable.

Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (i) the Tandem SAR will expire no later than the expiration of the underlying ISO; (ii) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Option Exercise Price of the underlying ISO and the Fair Market Value of the shares of Stock subject to the underlying ISO at the time the Tandem SAR is exercised; (iii) the Tandem SAR may be exercised only when the Fair Market Value of the shares of Stock subject to the ISO exceeds the Option Exercise Price of the ISO; and (iv) the Tandem SAR may be transferred only when the underlying ISO is transferable, and under the same conditions.

Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them.

A Participant may exercise an SAR at any time during the Exercise Period. SARs shall be exercised by the delivery of a written notice of exercise to the Company, or such method acceptable to the Company, setting forth the number of SARs being exercised. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount equal to the product of:

(a) the excess of (i) the Fair Market Value of a share of Stock on the date of exercise over (ii) the Base Value multiplied by

(b) the number of shares of Stock with respect to which the SAR is exercised.

Notwithstanding anything to the contrary herein, in the event that the final date on which any SAR would otherwise be exercisable in accordance with the provisions of this Plan is not a Business Day, the day on which such SAR may be exercised is the last Business Day immediately preceding such date.

At the sole discretion of the Committee, the payment to the Participant upon SAR exercise may be in cash, in shares of Stock of equivalent value, or in some combination thereof.

7.4 *Termination*. Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR upon Termination of Employment. Such provisions shall be determined in the sole discretion of the Committee (subject to applicable law), shall be included in the SAR Award Agreement entered into with Participants, need not be uniform among all SARs granted pursuant to the Plan or among Participants, and may reflect distinctions based on the reasons for termination.

To the extent the SAR Award Agreement does not set forth termination provisions, the provisions of Article 13 shall control.

7.5 *Transferability of SARs*. Except as otherwise determined by the Committee, all SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or his or her legal representative, and no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. To the extent the Committee permits the transfer of an SAR, in no event shall an SAR be transferred for consideration or transferred to a third-party financial institution.

7.6 *Designation of Beneficiary*.

(a) Each Participant may designate a Beneficiary who shall have the right to exercise the SARs in the event of the Participant's death. Participants shall designate a Beneficiary by executing a Beneficiary Designation Form. A Beneficiary designation is not binding on the Company unless it receives a properly completed Beneficiary Designation Form prior to the Participant's death. If no designation is made or no designated Beneficiary is alive (or in the case of an entity designated as a Beneficiary, in existence) at the time of the Participant's death, the Participant's spouse, or if no spouse exists, the executor or personal representative of the Participant's estate shall have the right to exercise the SARs. If there is any question as to the legal right of any Beneficiary to exercise the SARs under the Plan, the Company may determine in its sole discretion whether to provide the right of exercise to the executor or personal representative of the Participant's estate. The Company's determination shall be binding and conclusive on all persons, and it will have no further liability to anyone with respect to such SARs.

(b) A Participant may change an earlier Beneficiary designation by executing a later Beneficiary Designation Form. The execution of a Beneficiary Designation Form revokes and rescinds any prior Beneficiary Designation Form.

Article 8. Unrestricted Stock, Restricted Stock, and Restricted Stock Units

8.1 *Grant of Unrestricted Stock, Restricted Stock, and Restricted Stock Units*. Subject to the terms and conditions of the Plan, Unrestricted Stock, Restricted Stock, and/or Restricted Stock Units may be granted to an Eligible Person at any time and from time to time, as shall be determined by the Committee.

The Committee shall have complete discretion in determining the number of shares of Unrestricted Stock, Restricted Stock, and/or Restricted Stock Units granted to each Eligible Person (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Awards.

In addition, the Committee may, prior to or at the time of grant, designate an Award of Restricted Stock or Restricted Stock Units as Qualified Restricted Stock or Qualified Restricted Stock Units, as the case may be, in which event it will condition the granting or vesting, as applicable, of such Qualified Restricted Stock or Qualified Restricted Stock Units, as the case may be, upon the attainment of the Performance Goals selected by the Committee and such other conditions as the Committee may determine based on employment with the Company and its Subsidiaries.

8.2 *Unrestricted Stock, Restricted Stock/Restricted Stock Unit Award Agreement*. Each grant of Unrestricted Stock, Restricted Stock, and/or Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the number of shares of Unrestricted Stock, Restricted Stock, and/or Restricted Stock Units granted, the initial value (if applicable), the Period or Periods of Restriction (if applicable), and such other provisions as the Committee shall determine, including but not limited to special provisions relating to a Change in Control.

8.3 *Transferability*. Except pursuant to a domestic relations order or as otherwise determined by the Committee, Restricted Stock and Restricted Stock Units granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Award Agreement. During the applicable Period of Restriction, all rights with respect to the Restricted Stock and Restricted Stock Units granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant or his or her legal representative.

8.4 *Certificates*. No certificates representing Stock shall be delivered to a Participant, and no book entry representing delivery of Stock to a Participant shall be made, until such time as all restrictions applicable to such shares have been satisfied.

8.5 *Removal of Restrictions*. Restricted Stock shall become freely transferable by the Participant after the last day of the Period of Restriction applicable thereto. Once Restricted Stock is released from the restrictions, the Participant shall be entitled to receive a certificate representing such Stock or shall be entitled to book entry delivery of such Stock.

Payment of Restricted Stock Units shall be made after the last day of the Period of Restriction applicable thereto. The Committee, in its sole discretion, may pay Restricted Stock Units in cash or in shares of Stock of equivalent value (or in some combination thereof) which have an aggregate Fair Market Value equal to the value of the Restricted Stock Units at the close of the applicable Period of Restriction.

8.6 *Voting Rights*. During the Period of Restriction, Participants may exercise full voting rights with respect to the Restricted Stock.

8.7 *Dividends and Other Distributions*. Subject to the Committee's right to determine otherwise at the time of grant, during the Period of Restriction, Participants shall receive all cash dividends, other than large, nonrecurring cash dividends, paid promptly with respect to the Restricted Stock while they are so held, after the vesting of the Restricted Stock. All other distributions paid with respect to such Restricted Stock shall be credited to Participants subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid and shall be paid to the Participant promptly after the full vesting of the Restricted Stock with respect to which such distributions were made.

Rights, if any, to Dividend Equivalents on Restricted Stock Units shall be established by the Committee at the time of grant and set forth in the Award Agreement, but in no event shall Participants receive any Dividend Equivalents prior to the vesting of the Restricted Stock Units with respect to which they are paid. In addition, with respect to both Restricted Stock or Restricted Stock Units with performance-based vesting, any dividends or Dividend Equivalents that are based on dividends paid prior to the vesting of such Restricted Stock or Restricted Stock Units, as applicable, shall only be paid out to the Participant to the extent that the performance-based vesting conditions are subsequently satisfied and the Restricted Stock or Restricted Stock Units vest.

8.8 *Termination*. Each Restricted Stock/Restricted Stock Unit Award Agreement shall set forth the extent to which the Participant shall have the right to receive Restricted Stock and/or a Restricted Stock Unit payment following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all grants of Restricted Stock/Restricted Stock Units or among Participants and may reflect distinctions based on the reasons for termination.

To the extent the Restricted Stock/Restricted Stock Unit Award Agreement does not set forth termination provisions, the provisions of Article 13 shall control.

8.9   *Participant's Death*. In the event of the Participant's death, any vested Restricted Stock or Restricted Stock Units, including Restricted Stock or Restricted Stock Units that vest because of the Participant's death, shall be paid or delivered on behalf of the Participant.

Article 9.   Performance Units and Performance Stock

9.1   *Grant of Performance Units and Performance Stock*. Subject to the terms and conditions of the Plan, Performance Units and/or Performance Stock may be granted to an Eligible Person at any time and from time to time, as shall be determined by the Committee.

The Committee shall have complete discretion in determining the number of Performance Units and/or shares of Performance Stock granted to each Eligible Person (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Awards.

9.2   *Performance Unit/Performance Stock Award Agreement*. Each grant of Performance Units and/or shares of Performance Stock shall be evidenced by a Performance Unit and/or Performance Stock Award Agreement that shall specify the number of Performance Units and/or shares of Performance Stock granted, the initial value (if applicable), the Performance Period, the Performance Goals, and such other provisions as the Committee shall determine, including but not limited to special provisions relating to a Change in Control and any rights to Dividend Equivalents.

9.3   *Value of Performance Units/Performance Stock*. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. The value of a share of Performance Stock shall be equal to the Fair Market Value of the Stock. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the number and/or value of Performance Units/Performance Stock that will be paid out to the Participants.

9.4   *Earning of Performance Units/Performance Stock*. After the applicable Performance Period has ended, the Participant shall be entitled to receive a payout with respect to the Performance Units/Performance Stock and any Dividend Equivalents earned by the Participant over the Performance Period, to be determined as a function of the extent to which the Committee determines that the corresponding Performance Goals have been achieved.

9.5   *Form and Timing of Payment of Performance Units/Performance Stock*. Payment of earned Performance Units/Performance Stock shall be made following the close of the applicable Performance Period. The Committee, in its sole discretion, may pay earned Performance Units/Performance Stock in cash or in Stock (or in a combination thereof), which has an aggregate Fair Market Value equal to the value of the earned Performance Units/Performance Stock at the close of the applicable Performance Period. Such Stock may be granted subject to any restrictions deemed appropriate by the Committee.

9.6   *Termination*. Each Performance Unit/Performance Stock Award Agreement shall set forth the extent (if any) to which the Participant shall have the right to receive a Performance Unit/Performance Stock payment upon Termination of Employment during a Performance Period. Such provisions shall be determined in the sole discretion of the Committee (subject to applicable law), shall be included in the Award Agreement entered into with Participants, need not be uniform among all grants of Performance Units/Performance Stock or among Participants, and may reflect distinctions based on reasons for termination.

To the extent the Performance Unit/Performance Stock Award Agreement does not set forth termination provisions, the provisions of Article 13 shall control.

9.7   *Transferability*. Except pursuant to a domestic relations order or as otherwise determined by the Committee, a Participant's rights with respect to Performance Units/Performance Stock granted under the Plan shall be available during the Participant's lifetime only to such Participant or the Participant's legal representative and Performance Units/Performance Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. To the extent the Committee permits the transfer of Performance Units/Performance Stock, in no event shall Performance Units/Performance Stock be transferred for consideration.

9.8   *Participant's Death*. In the event of the Participant's death, any vested Performance Units/ Performance Stock, including Performance Units/Performance Stock that vest, shall be paid or delivered on behalf of the Participant.

Article 10.   Other Awards

The Committee shall have the right to grant other Awards which may include, without limitation, the payment of Stock in lieu of cash, the payment of cash based on attainment of Performance Goals established by the Committee, and the payment of Stock in lieu of cash under other Company incentive or bonus programs. Payment under or settlement of any such Awards shall be made in such manner and at such times as the Committee may determine.

Article 11.   Deferrals

The Committee may, in its sole discretion, permit a Participant to defer the Participant's receipt of the payment of cash or the delivery of Stock that would otherwise be due to such Participant under the Plan. If any such deferral election is permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals consistent with Section 409A to the extent applicable.

Article 12.   Rights of Participants

12.1   *Termination*. Nothing in the Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or other relationship with the Company or any Subsidiary at any time, for any reason or no reason in the Company's or the Subsidiary's sole discretion, nor confer upon any Participant any right to continue in the employ of, or otherwise in any relationship with, the Company or any Subsidiary.

12.2   *Participation*. No Eligible Person shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive a future Award.

12.3   *Limitation of Implied Rights*. Neither a Participant nor any other Person shall, by reason of the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including, without limitation, any specific funds, assets or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary. Nothing contained in the Plan shall constitute a guarantee that the assets of such companies shall be sufficient to pay any benefits to any Person.

Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any right as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

12.4   *Waiver*. Each Participant, by acceptance of an Award, waives all rights to specific performance or injunctive or other equitable relief and acknowledges that he has an adequate remedy at law in the form of damages.

Article 13.   Termination of Employment

If a Participant has a Termination of Employment, then, unless otherwise provided by the Committee or in the Award Agreement, all Awards shall terminate and be forfeited on the date of such Termination of Employment.

Article 14.   Sub-Plans for Employees of Foreign Subsidiaries

The Committee may authorize the adoption of sub-plans of the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted Awards ("Foreign Sub-Plans"), and Awards granted under such Foreign Sub-Plans may be treated as Awards under the Plan, if the Committee so determines. Such Foreign Sub- Plans shall have such terms and provisions as the Committee permits not inconsistent with the provisions of the Plan and which may be more restrictive than those contained in the Plan. Awards granted under such Foreign Sub-Plans shall be governed by the terms of the Plan except to the extent that the provisions of the Foreign Sub-Plans are more restrictive than the terms of the Plan, in which case such terms of the Foreign Sub-Plans shall control.

Article 15.   Amendment, Modification, and Termination

The Board may, at any time and from time to time, alter, amend, suspend, or terminate the Plan in whole or in part, provided that no amendment shall be made which shall increase the total number of shares of Stock that may be issued under the Plan, materially modify the requirements for participation in the Plan, or materially increase the benefits accruing to Participants under the Plan, in each case unless such amendment is approved by the stockholders of the Company.

No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award, unless such termination, modification, or amendment is required by applicable law and except as otherwise provided herein.

Article 16.   Payment for Awards and Withholding

16.1   *Payment for Awards.* In the event a Participant is permitted to elect to pay the Option Exercise Price or make payment for any other Award through tender of previously acquired Stock, (i) only a whole number of share(s) of Stock (and not fractional shares of Stock) may be tendered in payment, (ii) such Participant must present evidence acceptable to the Company that he has owned any such shares of Stock tendered in payment (and that such shares of Stock tendered have not been subject to any substantial risk of forfeiture) for at least six months prior to the date of exercise, and (iii) Stock must be tendered to the Company, either by actual delivery of the shares or by attestation. When payment is made by tender of Stock, the difference, if any, between the aggregate amount payable and the Fair Market Value of the share(s) of Stock tendered in payment (plus any applicable taxes) shall be paid by check. No Participant may tender shares of Stock having a Fair Market Value exceeding the aggregate Option Exercise Price or other payment due.

16.2   *Notification under Section 83(b).* If the Participant, in connection with the exercise of any Option, or the grant of any share of Restricted Stock, makes the election permitted under Section 83(b) of the Code (i.e., an election to include in such Participant's gross income in the year of transfer the amounts specified in Section 83(b) of the Code), such Participant shall notify the Company of such election within 10 days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under the authority of Section 83(b) of the Code.

16.3   *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount (including any Stock withheld as provided below) sufficient to satisfy Federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to an Award made under the Plan.

16.4   *Stock Withholding.* With respect to tax withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock or Restricted Stock Units, or upon any other taxable event arising out of or as a result of Awards granted hereunder, Participants may elect to satisfy the withholding requirement, in whole or in part, by tendering Stock held by the Participant (by actual delivery of the shares or by attestation) or by having the Company withhold Stock having a Fair Market Value equal to the minimum statutory total withholding tax which could be imposed on the transaction, or such other limitations as will not cause adverse accounting consequences or cost, except as otherwise specifically provided in any Award Agreement with respect to a Participant subject to tax withholding in any foreign jurisdiction in which there is no minimum statutory withholding rates. All elections shall be irrevocable, made in writing (or other method acceptable to the Company) and signed by the Participant. In the event a Participant fails to make an election by the date required, the Participant will be deemed to have made an election to have the Company withhold Stock having a Fair Market Value equal to the minimum statutory total withholding tax which could be imposed on the transaction.

Article 17.   Repayment of Awards

17.1   *Restatements*. In the event of a restatement of the Company's financial results to correct a material error or inaccuracy resulting in whole or in part from the fraud or intentional misconduct of a Section 16 Officer, as determined by the Board or a committee thereof, the Company shall have the authority, to the extent permitted by applicable law, to

(i)   cancel or cause to be cancelled any or all of such Section 16 Officer's outstanding Awards granted after May 19, 2009;

(ii)   recover or cause to be recovered any or all "Proceeds" (as defined below) resulting from any sale or other disposition (including to the Company) of shares of Stock issued or issuable upon vesting, settlement, or exercise, as the case may be, of any Award granted to such Section 16 Officer after May 19, 2009, plus a reasonable rate of interest; and/or

(iii)   recover or cause to be recovered any cash paid or shares of Stock issued to such Section 16 Officer in connection with any vesting, settlement, or exercise of an Award granted after May 19, 2009, plus a reasonable rate of interest.

The term "Proceeds" means, with respect to any sale or other disposition (including to the Company) of shares of Stock acquired pursuant to an Award, an amount determined by the Committee, (a) in the case of an Award other than an Option or SAR, up to the amount equal to the Fair Market Value per share of Stock at the time of such sale or other disposition multiplied by the number of shares sold or disposed of, or (b) in the case of an Option or SAR, up to the amount equal to the number of shares of Stock sold or disposed of multiplied by the excess of the Fair Market Value per share of Stock at the time of such sale or disposition over the Option Exercise Price or Base Value, as applicable. The return of Proceeds is in addition to and separate from any other relief available to the Company or any other actions as may be taken by the Committee in its sole discretion. Any determination by the Committee with respect to the foregoing shall be final, conclusive, and binding on all interested parties.

17.2   *No Limitation on Other Rights*. Nothing contained in this Article 17 shall be deemed to limit any additional legal or equitable rights or remedies the Company may have under applicable law, any policy adopted by the Company, or the terms of any Award Agreement or other agreement with the Participant, to seek cancellation of any Award or repayment of any Stock or other amounts paid pursuant to such Award.

Article 18.   Successors

All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise of all or substantially all of the business and/or assets of the Company.

Article 19.   Legal Construction

19.1   *Gender and Number*. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular and the singular shall include the plural.

19.2   *Severability*. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

19.3   *Requirements of Law*. The granting of Awards and the issuance of Stock under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

19.4   *Governing Law*. To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with, and governed by, the laws of the State of Delaware, except with regard to conflicts of law provisions.

19.5   *Code Section 409A Compliance.* To the extent applicable, it is intended that this Plan and any Awards granted hereunder comply with or be exempt from the requirements of Section 409A of the Code and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service ("Section 409A"), and the Plan and any Awards granted under the Plan shall be interpreted and construed in a manner consistent with such intent. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A, the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies, and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (i) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under such Section. In the event that it is reasonably determined by the Committee that, as a result of Section 409A, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the applicable Award Agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Section 409A, the Company will make such payment on the first day that would not result in the Participant incurring any tax liability under Section 409A, which action may include, but is not limited to, delaying payment to a Participant who is a "specified employee" within the meaning of Section 409A until the first day following the six-month period beginning on the date of the Participant's Termination of Employment. No action or failure by the Committee or the Company in good faith to act, pursuant to this Section 19.5 shall subject the Committee, the Company, or any of the Company's employees, directors, or representatives to any claim, liability, or expense, and the Company shall not have any obligation to indemnify or otherwise protect any Participant from the obligation to pay any taxes pursuant to Section 409A.